                                            This filing is made pursuant to Rule
                                            424(b)(4) under the Securities Act
                                            of 1933 in connection with
                                            Registration No. 333-92573

PROSPECTUS

                                  [ONYX LOGO]

                                  $12,000,000

                          ONYX ACCEPTANCE CORPORATION


                  12 1/2% SUBORDINATED NOTES DUE JUNE 15, 2006

                            ------------------------


     The notes will mature and their principal will be payable on June 15, 2006. They will bear interest at a rate of 12 1/2% per year, and we will make the first interest payment on June 15, 2000. After that, we will pay interest on the notes each year on the 15th of September, December, March and June. The notes are unsecured obligations and your right to payment is subordinated in right of payment to all of our senior indebtedness. We cannot redeem the notes prior to June 15, 2002. On and after June 15, 2002, we may redeem all or a portion of the notes at certain prices described in this prospectus. You may require us to repurchase the notes if we experience a change in control.


     The notes will not be listed on any securities exchange or quoted on Nasdaq or any over-the-counter market. Miller & Schroeder Financial, Inc. and Peacock, Hislop, Staley & Given, Inc., the underwriters, may make a market in the notes, but they are not obligated to do so.

     INVESTING IN THE NOTES INVOLVES RISKS WHICH ARE DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                            ------------------------


                                                              PER NOTE        TOTAL
                                                              --------     -----------
Public offering price.......................................    96.0%      $11,520,000
Underwriting discounts and commissions......................     8.5%      $ 1,020,000
Proceeds to Onyx, before expenses...........................    87.5%      $10,500,000


     The underwriters may also purchase, in the aggregate, up to an additional $1,800,000 principal amount of notes at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.


     The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on April 17, 2000.

                            ------------------------

MILLER & SCHROEDER
                                           PEACOCK, HISLOP, STALEY & GIVEN, INC.

                            ------------------------


                 The date of this Prospectus is April 12, 2000.

     Onyx Acceptance Corporation provides prime and near-prime automobile lending to franchise and select independent car dealers. It provides service to those dealers from its auto finance centers throughout the United States. Since its inception in 1993, Onyx has purchased and securitized publicly over $3.8 billion in auto receivables. Onyx services its retail customers from its Foothill Ranch complex in California.

                                                     YEARS ENDED DECEMBER 31,
                                   ------------------------------------------------------------
                                     1995        1996        1997         1998          1999
                                   --------    --------    --------    ----------    ----------
                                           (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Total revenues...................  $  5,618    $ 22,627    $ 33,811    $   60,392    $   88,943
Net income (loss)................    (3,763)      6,116       1,302         6,075         9,792
Net income (loss) per diluted
  share..........................  $  (1.68)   $   1.09    $   0.21    $     0.95    $     1.50
Diluted shares outstanding.......     2,234       5,586       6,294         6,425         6,514
  Total assets...................  $136,077    $ 54,083    $141,836    $  275,422    $  393,835
Stockholders' equity (deficit)...    (7,896)     36,358      37,717        43,824        53,108
Servicing portfolio at period
  end............................  $218,207    $400,665    $757,277    $1,345,961    $2,133,460
Contracts purchased..............  $199,397    $319,840    $605,905    $1,038,535    $1,559,004

BAR CHARTS:[Bar chart showing dollar amount of revenues for the years ended December 31, 1995, 1998 and 1999]
[Bar chart showing the number of contracts the years ended December 31, 1995, 1996, 1997, purchased for 1996, 1997, 1998 and 1999]
[Bar chart showing dollar amount of servicing portfolio for the years ended December 31, 1995, 1996, 1997, 1998 and 1999]
[Bar chart showing the number of dealer relationships for each quarter from the first quarter of 1998 through the fourth quarter of 1999]

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY ..................................................................     1
      Onyx ..........................................................................     1
      Business ......................................................................     1
      The Offering ..................................................................     3
      Summary Financial Data ........................................................     6

RISK FACTORS ........................................................................     8
      Risk Factors Relating to the Notes ............................................     8
      Risk Factors Relating to Onyx .................................................    10
      Risks Associated with the Year 2000 Problem ...................................    17

USE OF PROCEEDS .....................................................................    18

CAPITALIZATION ......................................................................    18

SELECTED FINANCIAL DATA .............................................................    19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL AND RESULTS OF OPERATIONS .........    21
      Overview ......................................................................    21
      Results of Operations .........................................................    24
      Financial Condition ...........................................................    26
      Liquidity and Capital Resources ...............................................    31
      Securitizations ...............................................................    33
      Interest Rate Exposure and Hedging ............................................    34
      Dividend Policy ...............................................................    34
      New Accounting Pronouncements .................................................    34
      Year 2000 Readiness ...........................................................    34
      Quantitative and Qualitative Disclosure about Market Risk .....................    35

BUSINESS ............................................................................    37
      General .......................................................................    37
      Background ....................................................................    37
      Market and Competition ........................................................    37
      Business Strategy .............................................................    37
      Operations ....................................................................    38
      Underwriting and Purchasing of Contracts ......................................    40
      Servicing Procedures ..........................................................    43
      Collection Procedures .........................................................    43
      Modifications and Extensions ..................................................    45
      Insurance .....................................................................    45
      Financing and Sale of Contracts ...............................................    45
      Government Regulation .........................................................    45
      Litigation ....................................................................    47
      Employees .....................................................................    48
      Properties ....................................................................    48

MANAGEMENT ..........................................................................    49
      Directors and Executive Officers ..............................................    49

      Executive Compensation ............................................    51
      Directors' Compensation ...........................................    54
      Employment Agreements .............................................    54
      Stock Option Grants ...............................................    54
      Compensation Committee Interlocks and Insider Participation .......    54

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ..........................    55
      Certain Business Relationships ....................................    55
      Indebtedness of Management ........................................    55

PRINCIPAL STOCKHOLDERS ..................................................    56

DESCRIPTION OF THE NOTES ................................................    59
      General ...........................................................    59
      Registration, Transfer and Exchange ...............................    59
      Interest ..........................................................    60
      Optional Redemption By Us .........................................    61
      Repurchase at Option of Holder ....................................    62
      Subordination .....................................................    63
      Events of Default And Remedies ....................................    64
      Restrictive Covenants .............................................    64
      Modifications of the Indenture ....................................    67
      Satisfaction and Discharge ........................................    67
      Legal Defeasance and Covenant Defeasance ..........................    68
      Governing Law .....................................................    69
      Concerning the Trustee ............................................    69

MATERIAL FEDERAL INCOME TAX CONSEQUENCES ................................    69
      General ...........................................................    69
      Payments of Interest ..............................................    69
      Taxation of Dispositions ..........................................    70
      Information Reporting and Backup Withholding ......................    71

UNDERWRITING ............................................................    72

LEGAL MATTERS ...........................................................    73

EXPERTS .................................................................    73

WHERE YOU CAN FIND MORE INFORMATION .....................................    74

GLOSSARY ................................................................    75

INDEX TO FINANCIAL STATEMENTS ...........................................   F-1

                          FORWARD LOOKING STATEMENTS

      This prospectus contains certain statements of a forward-looking nature relating to future events or our future performance. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "expects," "believes," "anticipates," "estimates," "intends" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements of our plans, strategies and prospects under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and other statements contained elsewhere in this prospectus.

      These forward-looking statements are only predictions and are subject to risks and uncertainties that could cause actual events or results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. We assume no obligation to update these forward looking statements publicly for any reason. Actual results could differ materially from those anticipated in these forward-looking statements.

                               PROSPECTUS SUMMARY


      This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. Unless we state otherwise, the terms "Onyx," "our," and "we" refer to Onyx Acceptance Corporation and its subsidiaries, and the term "notes" refers to the 12-1/2% Subordinated Notes due June 15, 2006 we are offering pursuant to this prospectus. Certain industry terms that we use are defined in the Glossary which begins on page 75.


                                      ONYX

      We are a specialized consumer finance company engaged principally in the business of providing indirect automobile financing to franchised new car dealerships and select used car dealerships throughout the United States. We primarily purchase motor vehicle contracts from such dealerships. We focus our efforts on acquiring motor vehicle contracts that are secured by late model used motor vehicles and, to a lesser extent, new motor vehicles, that were entered into with purchasers whom we believe have favorable credit profiles. We generate revenues primarily through the purchase, warehousing, securitization and ongoing servicing of motor vehicle contracts. Since we started purchasing, originating and servicing motor vehicle contracts in February 1994, we have purchased or originated more than $3.8 billion in motor vehicle contracts from approximately 7,600 dealers, and we have expanded our operations from a single office in Orange County, California to major markets throughout the United States.

                                    BUSINESS

      Our principal objective is to become one of the leading sources of near-prime auto lending in the United States by leveraging the experience of our senior management team in this industry. We seek to attain and increase profitability through the implementation of the following strategies:

      - Targeted Market and Product Focus. We have positioned ourselves as one of the lowest loan-to-value and payment-to-income lenders in the near-prime auto finance market. We target the near-prime auto lending market because we believe that it produces greater origination and operating efficiencies than does the sub-prime lending market. We focus on late model used motor vehicles, rather than new motor vehicles, because we believe the risk of loss on used vehicles is lower due to lower depreciation rates. Furthermore, motor vehicle contracts secured by used motor vehicles generally bear interest at rates that are higher than new motor vehicle contracts. In addition, we believe that the late model used motor vehicle finance market is growing at a faster rate than is the finance market for new motor vehicles.

      - Localized Dealership Service. We provide a high level of service to our dealership base by marketing to and servicing dealerships on a local level through our auto finance centers. Our credit and account manager teams service our dealers locally and are able to provide a quick decision process with respect to potential motor vehicle contracts submitted to us by our dealers for purchase. These teams use our proprietary credit evaluation system based on our underwriting standards. We strategically locate our auto finance centers in geographic areas with many dealerships in order to facilitate personal service.

      - Expansion of Dealership Customer Base. We establish active relationships with a substantial percentage of franchised dealerships in the regions in which we do business through our existing auto finance centers. We intend to establish additional dealer relationships as we continue our expansion plans in the future.

      - Maintenance of Underwriting Standards and Portfolio Performance. We have developed an underwriting process that is designed to achieve attractive yields while minimizing delinquencies and losses. The underwriting process emphasizes a personal, hands on analysis of the creditworthiness of each applicant rather than sole reliance on a credit scoring system. We also audit most motor vehicle contracts that we purchase within days of their origination to further assure adherence to our underwriting guidelines.

      - Technology-Supported Operational Controls. We have developed and instituted control and review systems that enable us to monitor both our operations and the performance of the motor vehicle contracts we service. These systems allow us to monitor motor vehicle contract production, yields and performance on a daily basis.

      - Liquidity Through Warehousing and Securitizations. Our strategy is to complete securitizations on a regular basis and to use warehouse credit facilities to fund the acquisition or origination of motor vehicle contracts prior to securitization. We also utilize both securitization and hedging strategies to leverage our capital efficiently and substantially reduce our interest rate risk.

      As these strategies indicate, our focus is on controlled growth, rather than increasing our volume at any cost. We are committed to a long term profitable growth strategy in the near-prime auto lending market.

      We were incorporated in California in 1993, and reincorporated in Delaware in 1996 in connection with our initial public offering of common stock in March 1996. Our principal executive offices are located at 27051 Towne Centre Drive, Suite 100, Foothill Ranch, California 92610, and our telephone number is (949) 465-3900.

                                  THE OFFERING


Issuer.............................   Onyx Acceptance Corporation.

Trustee............................   Bankers Trust Company.

Securities Offered.................   Up to $13,800,000 principal amount of 12-1/2% subordinated notes, which includes $1,800,000 principal amount of
                                      subordinated notes that the underwriters have the option to purchase to cover over-allotments, if any.

Offering Price.....................   96% of the principal amount per note plus accrued interest, if any, from April 17, 2000.

Maturity...........................   June 15, 2006.

Interest Payment Dates.............   September 15, December 15, March 15 and June 15 of each year. The first interest payment will be June 15, 2000, which will
                                      represent interest accrued from April 17, 2000.

Principal Payment..................   We will not pay principal over the term of the notes.  We plan to pay the entire principal balance of the outstanding notes on
                                      June 15, 2006.

Optional Redemption................   On and after June 15, 2002, we may redeem all or a portion of the notes at a price equal to their outstanding principal amount plus accrued interest, plus a premium as set forth in the
                                      following table:

                                             Date of Optional Redemption              Premium Payable
                                             ---------------------------              ---------------
                                             June 15, 2002 through June 14, 2003             5%
                                             June 15, 2003 through June 14, 2004             3%
                                             June 15, 2004 through June 14, 2005             1%
                                             June 15, 2005 through June 14, 2006             None

                                      See "Description of Notes - Optional Redemption By Us."

Ranking............................   The notes:

                                      -  are unsecured;

                                      -  rank junior to our current and future senior debt, including debt we may incur under our existing and future credit facilities;

                                      -  rank equally with our existing and future subordinated debt; and

                                      -  rank senior to any subordinated debt held by any of our affiliates or subsidiaries.

                                      Assuming we had issued the notes and applied the proceeds as of December
                                      31, 1999, we would have had outstanding $278 million of senior debt and
                                      $22 million of subordinated debt, including the notes.

Restrictive Covenants..............   The indenture governing the notes, among other things, will:

                                      -  require us to maintain a minimum tangible net worth of $35 million, subject to adjustments;

                                      -  restrict us from paying dividends on our capital stock or making certain investments;

                                      -  require us to maintain certain financial ratios;

                                      -  restrict us from entering into certain transactions with affiliates;
                                         and

                                      -  require us to maintain the listing for our common stock on the Nasdaq
                                         National Market System.

                                      The covenants set forth in the indenture are more fully described under
                                      "Description of Notes - Restrictive Covenants." These covenants have significant exceptions.

Change of Control..................   If we experience a change of control, you will have the option to require us to repurchase your notes, in whole, at a price equal to 101% of their principal amount plus accrued and unpaid interest. For a description of the change of control provisions, see "Description of the Notes -
                                      Repurchase at Option of Holder."

Registration, Transfer and
 Exchange..........................   The notes will be represented by a global note that will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), and registered in the name of Cede & Co., the nominee of DTC. Unless and until the notes are exchanged, in whole or in part, for certificated notes, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or any such nominee to a successor depositary or a nominee of such successor depositary. See "Description of the Notes -- Registration,
                                      Transfer and Exchange."

Payment of Interest and Principal
 on the Notes......................   As long as the notes are represented by a global note, the interest and principal payable on the notes will be paid to Cede & Co., the nominee of
                                      DTC, or its registered assigns as the registered owner of the global note, by wire transfer of immediately available funds on each of the applicable payment dates. If the notes are no longer represented by a global note, payment of interest or principal may, at our option, be made by check mailed to the address of the person entitled thereto. See "Description of the Notes -- Registration, Transfer and Exchange" and "-- Interest."

Use of Proceeds....................   We expect to receive approximately $10.1 million of net proceeds from this offering after deducting the underwriters' discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to pay down our lines of credit used to finance residual interests in our securitizations and for general corporate purposes. See
                                      "Use of Proceeds."

Absence of Public Market...........   There is no existing market for the notes. We cannot provide you with any assurance as to:

                                      -  the liquidity of any market that may develop for the notes;
                                      -  your ability to sell your notes; or

                                      -   the prices at which you will be able to sell your notes.

                                      Miller & Schroeder Financial, Inc. and Peacock, Hislop,
                                      Staley & Given, Inc., the underwriters, have advised us that they currently intend to make a market in the notes after the completion of this offering.  The underwriters do not,
                                      however, have any obligation to do so, and may discontinue any market-making activities at any time without any notice.
                                      We do not intend to apply for listing of the notes on any
                                      securities exchange or for quotation of the notes in any
                                      automated dealer quotation system.


                                  RISK FACTORS

  You should carefully read "Risk Factors" beginning on page 8 for a discussion of factors you should carefully consider before deciding to invest in the notes.

                             SUMMARY FINANCIAL DATA

  The following table sets forth our summary consolidated financial and operating data at the dates and for the periods indicated. You should also read "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

   As required by the Financial Accounting Standards Board's Special Report, "A Guide to Implementation of Statement 125 on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, Second Edition," dated December 1998, and related guidance set forth in statements made by the staff of the Securities and Exchange Commission on December 8, 1998, our consolidated financial statements for 1997 and the first three fiscal quarters of 1998 have been restated to reflect the change in the method of measuring and accounting for credit enhancement assets on our securitization transactions to the cash-out method from the cash-in method.

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                1997         1998            1999
                                                              --------     ----------     ----------
                                                                      (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net interest income ....................................    $  5,036     $    7,312     $    6,146
  Servicing fee income ...................................       9,189         16,663         28,877
  Gain on sale of contracts ..............................      19,586         36,417         53,920
                                                              --------     ----------     ----------
  Total revenues .........................................      33,811         60,392         88,943
                                                                           ----------     ----------
  Provision for credit losses ............................         785          1,580          1,246
  Operating expenses .....................................      30,740         48,427         70,959
                                                              --------     ----------     ----------
  Total expenses .........................................      31,525         50,007         72,205
                                                              --------     ----------     ----------
  Income before income taxes .............................       2,286         10,385         16,738
  Income taxes ...........................................         984          4,310          6,946
                                                              --------     ----------     ----------
  Net income .............................................    $  1,302     $    6,075     $    9,792
                                                              ========     ==========     ==========

OPERATING DATA:
  Contracts purchased during the period ..................    $605,905     $1,038,535     $1,559,004
  Number of contracts purchased during the period ........      50,214         86,150        127,628
  Contracts securitized and sold during the period .......    $527,276     $  926,760     $1,450,000
  Number of active dealerships (at end of period) ........       2,846          5,401          7,617
  Operating expenses as a percentage of the average
    servicing portfolio during the period(1) .............         5.5%           4.7%           4.1%

SELECTED PORTFOLIO DATA:
  Servicing portfolio (at end of period) .................    $757,277     $1,345,961     $2.133,460
  Average servicing portfolio during the period(1) .......    $563,343     $1,023,237     $1,728,875
  Number of contracts in servicing portfolio (at
    end of period) .......................................      73,502        131,862        209,745
  Weighted average annual percentage rate (at end
    of period)(2) ........................................       14.66%         14.72%         14.77%
  Delinquencies as a percentage of the dollar
    amount of servicing portfolio (at end of
    period) ..............................................        2.51%          2.83%          3.24%
  Net charge-offs as a percentage of the average
    servicing portfolio during the period(1) .............        2.03%          1.72%          1.85%

                                                                         AS OF DECEMBER 31,
                                                              --------------------------------------
                                                                1997         1998            1999
                                                              --------     ----------     ----------
                                                                      (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents ..............................    $    991     $    1,929     $    5,190
  Contracts held for sale(3) .............................      63,380        151,952        229,475
  Credit enhancement assets ..............................      71,736        112,953        142,884
  Total assets ...........................................     141,836        275,422        393,835
  Warehouse borrowings ...................................      60,506        150,044        232,288
  Excess servicing and residual lines ....................      30,000         49,556         55,879
  Subordinated debt ......................................           0         10,000         10,000
  Stockholders' equity ...................................      37,717         43,824         53,108

OTHER DATA:
  Ratio of earnings to fixed charges (4) .................       1.29x          1.68x          1.86x
  EBITDA(5) ..............................................    $ 10,742     $   27,128     $   38,507
  Ratio of EBITDA to cash interest expenses(5) ...........       1.53x          1.92x          2.19x

---------------

(1)   Averages are based on daily balances.

(2) The weighted averages are based on contracts outstanding at the end of the period.

(3) Contracts held for sale excludes dealer participation and allowance for credit losses. See Note 4 to the Consolidated Financial Statements

(4) For purposes of computing our ratios of earnings to fixed charges, we calculated earnings by adding fixed charges to income before income taxes. Fixed charges consist of gross interest expense and one third of our rent expense, which is the amount we believe is representative of the interest factor component of our rent expense.

(5) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. EBITDA is presented as additional information because it is a commonly used financial measure. We also believe it to be a useful indicator of our ability to meet our debt service requirements. We do not, however, intend it to be an alternative measure of operating results or cash flow from operations.

                                  RISK FACTORS

      Before you invest in the notes, you should carefully consider these risk factors, as well as the other information contained in this prospectus. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are unimportant may also hurt our business operations.

RISK FACTORS RELATING TO THE NOTES

      Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

      We have now and, after we sell these notes, will continue to have a substantial amount of indebtedness. You should be aware that our substantial indebtedness could have important consequences to you. For example, it could:

      - make it more difficult for us to perform our obligations with respect to the notes;

      - increase our vulnerability to general adverse economic and industry conditions;

      - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;

      - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

      - place us at a competitive disadvantage compared to our competitors that have less debt; and

      -     limit our ability to borrow additional funds.

      Our ability to incur substantially more debt could further increase the risks described above.

      We may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes set parameters for but do not prohibit us from doing so. We also expect to enter into additional credit facilities in the future. Any such borrowings would be senior to the notes. If we borrow more money, the related risks that we now face could intensify. See "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of the Notes."

      To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

      Our ability to repay or refinance our debt depends on our successful financial and operating performance. We cannot assure you that our business strategy will continue to succeed or that we will achieve our anticipated financial results. Our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include:

      - the current economic and competitive conditions in the asset-backed securities market;

      -     the credit quality of our motor vehicle contracts;

      -     any operating difficulties or pricing pressures we may experience;

      -     our ability to obtain credit enhancement;

      -     the passage of laws or regulations that affect us adversely; and

      -     any delays in implementing any strategic projects we may have.

      We cannot assure you that we will generate sufficient cash flow from operations or that we will be able to obtain sufficient funding to satisfy all of our obligations, including the notes. If we are unable to pay our debts, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional equity capital. However, we cannot assure you that any alternative strategies will be feasible at the time or prove adequate. Also, certain strategies would require the consent of our senior secured and unsecured lenders before we could take action.

      Your right to receive payments on the notes is junior to almost all of our existing indebtedness and possibly all of our future borrowings.

      The notes will be subordinated to the prior payment in full of our current and future senior indebtedness. As of December 31, 1999, after giving effect to the sale of the notes, we would have had approximately $278 million of senior indebtedness outstanding. In addition, we currently have an additional $10 million of subordinated indebtedness which will rank equally with the notes. Because of the subordination provisions of the notes, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to pay obligations under the notes only after all payments had been made on our senior indebtedness. We cannot assure you that sufficient assets will remain after all such payments have been made to make any payments on the notes, including payments of interest when due.

      The terms of our credit facilities and the indenture for the notes impose significant restrictions on our ability and that of our subsidiaries to take certain actions, which may have an adverse impact on our business, results of operations and financial condition.

      The indenture and our credit facilities impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

      -     incurring or guaranteeing additional indebtedness;

      - paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;

      -     making investments;

      -     making capital expenditures;

      -     creating liens on our assets;

      -     issuing or selling capital stock of our subsidiaries;

      -     transferring or selling assets currently held by us;

      -     engaging in transactions with affiliates; and

      -     engaging in mergers or consolidations.

      The failure to comply with any of these covenants or to maintain certain indebtedness ratios would cause a default under the indenture and our credit facilities and may cause a default under our other debt agreements which may be outstanding from time to time. A default, if not waived, could result in acceleration of our indebtedness, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. Complying with these covenants may cause us to take actions that are not favorable to holders of the notes. See "Description of the Notes -- Restrictive Covenants."

      We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

      If a "change of control," as described in "Description of the Notes--Repurchase at Option of Holder," occurs, you have the right to require us to repurchase any or all of the notes you own at a price equal to 101% of the principal amount thereof, together with any interest we owe you. Upon a change of control, we may be required immediately to repay the outstanding principal, any accrued interest on the notes, any amounts owed by us under our credit facilities and other indebtedness or preferred stock then outstanding. We cannot assure you that we would be able to repay the amounts outstanding under our credit facilities or the principal amount outstanding of our other indebtedness or preferred stock, if applicable, or to obtain the necessary consents to purchase the notes. Any requirement to offer to purchase any outstanding notes may result in our having to refinance our outstanding indebtedness, which we may not be able to do. In addition, even if we were able to refinance such indebtedness, such financing may be on terms unfavorable to us. If we fail to repurchase all of the notes tendered for purchase upon the occurrence of a change of control, such failure would be an event of default under the indenture and under our credit facilities.

      An active trading market may not develop for the notes.

      The notes will be new securities for which there is currently no trading market. We do not intend to apply for listing of the notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation system. Although the underwriters have informed us that they intend to make a market in the notes, the underwriters are not obligated to do so and may discontinue any such market making at any time without notice. The liquidity of any market for the notes will depend upon the number of holders of the notes, the interest of securities dealers in making a market in the notes and other factors. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes.

RISK FACTORS RELATING TO ONYX

      If we are unable to access the capital markets or obtain acceptable financing, our results of operations, financial condition and cash flows would be materially and adversely affected and we may be unable to make payments on the notes.

      We require a substantial amount of cash liquidity to operate our business. Among other things, we use such cash liquidity to:

-     acquire motor vehicle contracts;

-     pay dealer participation;

-     pay securitization costs and fund spread accounts;

-     settle hedge transactions;

-     satisfy working capital requirements and pay operating expenses; and

-     pay interest expense.

      When we securitize our motor vehicle contracts, we report a gain on the sale of those contracts. This gain represents a substantial portion of our revenues. However, although we report this gain at the time of sale, we receive the monthly cash payments on these contracts which represent these revenues over the life of the motor vehicle contracts, rather than at the time of sale. Similarly, we recover the cash paid by us for dealer participation over the life of the related motor vehicle contracts, rather than at the time of sale. As a result, a substantial portion of our reported revenues do not represent immediate cash liquidity.

      Cash generated from our operations has been insufficient to fund our operations due to our current growth. We expect this to continue so long as the volume of our purchases of motor vehicle contracts continues to grow. We have historically funded our operations principally through borrowings from financial institutions, the sale of equity securities and sales of subordinated notes. We cannot assure you, however, that:

- we will have access to the capital markets in the future for equity or debt issuances or for securitizations; or

- financing through borrowings or other means will be available on acceptable terms to satisfy our cash requirements.

      See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for additional discussion of our liquidity needs.

      If we are unable to arrange new warehousing credit facilities or extend our existing credit facilities when they come due, our results of operations, financial condition and cash flows could be materially and adversely affected and we may be unable to make payments on the notes.

      We depend on credit and warehouse facilities with financial institutions to finance our purchases of motor vehicle contracts. Our business strategy requires that these credit and warehouse financing sources continue to be available to us from the time of purchase or origination of a motor vehicle contract until its sale through a securitization. We describe our credit and warehouse facilities in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources"

      We depend substantially on warehouse lines of credit with each of Triple-A One Funding Corporation, Merrill Lynch Mortgage Capital, Inc. and Park Avenue Receivables Corporation. These warehouse facilities remain available to us only if, among other things, we comply with certain financial covenants contained in the documents governing these facilities. We cannot assure you that our warehouse facilities will be available to us or that financing will be available to us on favorable terms.

      The reduction in availability or loss of access to our residual lines of credit could materially and adversely affect our operations, financial condition and cash flows and our ability to make payments on the notes.

      When we sell our motor vehicle contracts in securitizations, we receive cash and a residual interest in the securitized assets. This residual interest represents the future cash flows to be generated by the motor vehicle contracts in excess of the interest and principal paid on the securities issued in the securitization and other costs of servicing the motor vehicle contracts and completing the securitization.

      We typically use the residual interest from each securitization as collateral to borrow cash to finance our operations. The amount of cash advanced by our lenders under our residual lines of credit depends on a collateral formula that is determined in large part by how well our securitized motor vehicle contracts perform. If our portfolio of securitized motor vehicle contracts has higher delinquency and loss ratios than expected, then the amount of money we could borrow under the residual lines would be reduced. Our residual lines of credit also require us to meet certain minimum net worth and operating loss tests and contain covenants restricting delinquencies, losses, prepayments and net yields of the motor vehicle contracts included in a securitization.

      If we are unable to securitize profitably a sufficient number of our motor vehicle contracts in a particular financial reporting period, then our revenues for that period could decline and result in lower income or a loss for that period and we may be unable to make payments on the notes.

      We rely significantly upon securitizations to generate cash proceeds to repay our warehouse credit facilities and to thereby allow us to finance the purchase of additional motor vehicle contracts. Further, the gain on sale of motor vehicle contracts generated by our securitizations represents a significant portion of our revenues. Our ability to complete securitizations of our motor vehicle contracts is affected by the following factors, among other things:

-     conditions in the securities markets generally;

-     conditions in the asset-backed securities market specifically;

-     the credit quality of our portfolio of motor vehicle contracts; and

-     our ability to obtain credit enhancement.

      Unanticipated delays in closing a securitization could also increase our interest rate risk by increasing the warehousing period for our motor vehicle contracts. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources" and "-- Securitizations."

      If we are unable to obtain new financial guarantee insurance policies for our future securitizations or maintain our existing policies, we could be subject to higher financing costs, which could have a material adverse effect on our results of operations, financial condition and cash flows and our ability to make payments on the notes.

      In each of our securitizations, we utilize credit enhancement in the form of a financial guarantee insurance policy issued by MBIA Insurance Corporation, or its predecessor. Each of these policies unconditionally and irrevocably guarantees certain interest and principal payments on the securities issued in our securitizations. These guarantees enable these securities to achieve the highest rating available. This form of credit enhancement reduces the costs of our securitizations relative to alternative forms of credit enhancements currently available to us. MBIA is not required to insure future securitizations and we are not restricted in our ability to obtain credit enhancement from providers other than MBIA or to use other forms of credit enhancement. We cannot assure you that:

- we will be able to continue to obtain credit enhancement in any form from MBIA;

- we will be able to obtain credit enhancement from any other provider of credit enhancement on acceptable terms; or

-     our future securitizations will be similarly rated.

      We also rely on MBIA's financial guarantee insurance policy to reduce our borrowing cost under our warehouse facilities with Triple-A One and Park Avenue. If MBIA's credit rating is downgraded or if it withdraws our credit enhancement for these warehouse facilities, we could be subject to higher interest costs for our future securitizations and higher financing costs during the warehousing period.

      Interest rate fluctuations may materially and adversely affect our results of operations, financial condition and cash flows and our ability to make payments on the notes.

      Our profitability is largely determined by the difference, or "spread," between the effective interest rate received by us on the motor vehicle contracts which we acquire or originate and the interest rates payable under our credit facilities during the warehousing period and on the securities issued in our securitizations.

      Several factors affect our ability to manage interest rate risk. First, we purchase or originate motor vehicle contracts at fixed interest rates, while we borrow under our credit facilities at variable interest rates that are subject to frequent adjustment to reflect prevailing rates for short-term borrowings. If the interest rates applicable to our borrowings under our credit facilities increase during a warehousing period, our policy is to increase the interest rate that we quote to dealers at which we will purchase motor vehicle contracts from those dealers or to increase the interest rates we make available to consumers for motor vehicle contracts originated by us. However, there is generally a time lag before our increased borrowing costs can be offset by increases in these buy rates. In certain instances, the rates charged by our competitors may limit our ability to pass through all or most of our increased costs of warehousing financing.

      Second, our spread can be materially and adversely affected by increases in the prevailing interest rates in the commercial paper markets after a motor vehicle contract is purchased or originated and while it is held during the warehousing period. While our warehouse facilities with Triple-A One and Park Avenue permit us to select maturities of up to 270 days for commercial paper issued under those facilities, under these circumstances, our spread would be reduced if we selected a shorter maturity or experienced a delay in completing a securitization.

      Third, the interest rate demanded by investors in our securitizations is a function of prevailing market rates for comparable transactions and the general interest rate environment. Because the motor vehicle contracts that we purchase or originate have fixed interest rates, we bear the risk of spreads narrowing because of interest rate increases during the period from the date the motor vehicle contracts are purchased or originated until the pricing of our securitization of such motor vehicle contracts. We employ a hedging strategy that is intended to minimize this risk and which historically has involved the execution of forward interest rate swaps or the use of a pre-funding structure for our securitizations. A pre-funding structure utilizes a portion of the proceeds of the sale of securities in a securitization to purchase motor vehicle contracts after the initial closing of the securitization. However, we cannot assure you that this strategy will consistently or completely offset adverse interest rate movements during the warehousing period or that we will not sustain losses on hedging transactions. In order to execute our hedging strategy we must estimate our monthly motor vehicle contract acquisition volume and the timing of our securitizations. If such estimates are wrong, then our gains on sales of motor vehicle contracts, results of operations, financial condition and cash flows could be materially and adversely affected, including our ability to make payments on the notes.

      We also have exposure to interest rate fluctuations under our residual lines of credit. The interest rates under these lines of credit are based on the 30 day London Interbank Offered Rate, or LIBOR. The applicable interest rate under our lines of credit based on LIBOR reset on a monthly basis. In periods of increasing interest rates, our cash flows, results of operations and financial condition could be adversely affected, including our ability to fulfill our obligations under the notes.

      In addition, we have some interest rate exposure to falling interest rates to the extent that the interest rates charged on motor vehicle contracts sold in a securitization with a pre-funding structure decline below the rates prevailing at the time of pricing of the securities to be issued in that securitization. This rate decline would reduce the interest rate spread because the interest rate on the securities issues in the securitization would remain fixed, while the interest rates charged on the motor vehicle contracts which are purchased during the pre-funding period would be declining. This would reduce our gain on sale of our motor vehicle contracts and adversely affect our results of operations, financial condition and cash flows and our ability to make payments on the notes.

      If motor vehicle contracts that we purchase or service are prepaid or experience defaults, this could materially and adversely affect our results of operations, financial condition and cash flows and our ability to make payments on the notes.

      Our results of operations, financial condition, cash flows and liquidity, and consequently our ability to make payments on the notes, depend, to a material extent, on the performance of motor vehicle contracts which we purchase, warehouse and securitize. A portion of the motor vehicle contracts acquired by us may default or prepay during the warehousing period. We bear the risk of losses resulting from payment defaults during the warehousing period. In the event of payment default, the collateral value of the motor vehicle securing a motor vehicle contract may not cover the outstanding principal balance on that contract and the related costs of recovery. We maintain an allowance for credit losses on motor vehicle contracts held during the warehousing period which reflects our estimates of anticipated credit losses during that period. If the allowance is inadequate, then we would recognize as an expense the losses in excess of the allowance and our results of operations could be adversely affected. In addition, under the terms of our warehouse facilities with Triple-A One and Park Avenue, and our line of credit with Merrill Lynch, we are not able to borrow against defaulted motor vehicle contracts.

      Our servicing income can also be adversely affected by prepayment of, or defaults under, motor vehicle contracts in our servicing portfolio. Our contractual servicing revenue is based on a percentage of the outstanding principal balance of the motor vehicle contracts in our servicing portfolio. If motor vehicle contracts are prepaid or charged-off, then our servicing revenue will decline while our servicing costs may not decline proportionately.

      The gain on sale of motor vehicle contracts recognized by us in each securitization and the value of our residual interest in the securitized assets in each securitization reflects our estimate of future credit losses and prepayments for the motor vehicle contracts included in such securitization. If actual rates of credit loss or prepayments, or both, on such motor vehicle contracts exceed our estimates, the value of our residual interest would be impaired. We periodically review our credit loss and prepayment assumptions relative to the performance of the securitized motor vehicle contracts and to market conditions. Our results of operations and liquidity could be adversely affected if credit loss or prepayment levels on securitized motor vehicle contracts substantially exceed anticipated levels. If necessary, we would write down the value of our residual interest through a reduction to servicing fee income. Further, any write down of our residual interest would reduce the amount available to us under our residual lines, thus requiring us to pay down amounts outstanding under the facilities or provide additional collateral to cure the borrowing base deficiency.

      The loss of our servicing rights could materially and adversely affect our results of operations, financial condition and cash flows and our ability to make payments on the notes.

      Our results of operations, financial condition and cash flows, and our ability to make payments on the notes, would be materially and adversely affected if any of the following were to occur:

- the loss of our servicing rights under the sale and servicing agreement for either of our warehouse facilities with Triple-A One or Park Avenue;

- the loss of our servicing rights under the applicable pooling and servicing or sale and servicing agreement relating to motor vehicle contracts which we have sold in our securitizations;

- the occurrence of certain trigger events under the insurance agreement between us and MBIA in each of our securitizations that would block the release of future servicing cash flows from the spread accounts in those securitizations; or

- the occurrence of certain trigger events under our Merrill Line that would allow Merrill Lynch to proceed against any assets they hold pursuant to any agreement with us or any of our affiliates.

      We are entitled to receive servicing income only while we act as servicer under the applicable sales and servicing agreement or pooling and servicing agreement for motor vehicle contracts which we have securitized and sold. Under our warehouse facilities with Triple-A One and Park Avenue, MBIA can terminate our right to act as servicer upon the occurrence of certain events, including:

- our failure generally to observe and perform covenants and agreements applicable to us;

-     certain bankruptcy events involving us; or

- the occurrence of certain events of default under the documents governing the facilities.

      The success of our operations depends on certain key personnel.

      Our future operating results depend in significant part upon the continued service of our key senior management personnel, none of whom is bound by an employment agreement. Our future operating results also depend in part upon our ability to attract and retain qualified management, technical, and sales and support personnel for our operations. Competition for such personnel is intense. We cannot assure you that we will be successful in attracting or retaining such personnel. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees, as needed, could materially and adversely affect our results of operations, financial condition and cash flows.

      Increased competition could materially and adversely affect our operations and profitability.

      Competition in the field of financing retail motor vehicle sales is intense. The automobile finance market is highly fragmented and historically has been serviced by a variety of financial entities including the captive finance affiliates of major automotive manufacturers, banks, savings associations, independent finance companies, credit unions and leasing companies. Several of these competitors have greater financial resources than we do. Many of these competitors also have long-standing relationships with automobile dealerships and offer dealerships or their customers other forms of financing or services not provided by us. Our ability to compete successfully depends largely upon our relationships with dealerships and the willingness of dealerships to offer to us for purchase those motor vehicle contracts that meet our underwriting criteria. We cannot assure you that we will be able to continue to compete successfully in the markets we serve.

      Adverse economic conditions could materially and adversely effect our revenues and cash flows.

      Our business is dependent upon the sale of motor vehicles. Our ability to continue to acquire motor vehicle contracts in the markets in which we operate and to expand into additional markets is dependent upon the overall level of sales of new and used motor vehicles in those markets. A prolonged downturn in the sale of new and used motor vehicles, whether nationwide or in the states where our motor vehicle contracts are geographically concentrated, could have a material adverse impact upon us, our results of operations and our ability to implement our business strategy. Similarly, adverse economic conditions or other factors particularly affecting the states in which our motor vehicle contracts are geographically concentrated might adversely affect the performance of those contracts, including the level of delinquencies, which could materially and adversely affect our results of operation, financial condition and cash flows and our ability to perform our obligations under the notes.

      The automobile industry generally is sensitive to adverse economic conditions both nationwide and in California. Periods of rising interest rates, reduced economic activity or higher rates of unemployment generally result in a reduction in the rate of sales of motor vehicles and higher default rates on motor vehicle loans. We cannot assure you that such economic conditions will not occur, or that such conditions will not result in severe reductions in our revenues or the cash flows available to us to permit us to remain current on our credit facilities or materially and adversely affect our ability to make payments on the notes.

      We are subject to many regulations.

      Our business is subject to numerous federal and state consumer protection laws and regulations, which, among other things:

-     require us to obtain and maintain certain licenses and qualifications;

-     limit the interest rates, fees and other charges we are allowed to charge;

-     limit or prescribe certain other terms of our motor vehicle contracts;

-     require specific disclosures; and

-     define our rights to repossess and sell collateral.

      We believe that we are in compliance in all material respects with all such laws and regulations, and that such laws and regulations have had no material adverse effect on our ability to operate our business. However, we will be materially and adversely affected if we fail to comply with:

-     applicable laws and regulations;

-     changes in existing laws or regulations;

-     changes in the interpretation of existing laws or regulations; or

-     any additional laws or regulations that may be enacted in the future.

      See "Business -- Government Regulation"

      We are subject to litigation risks.

      We are party to various legal proceedings, similar to actions brought against other companies in the motor vehicle finance industry. Companies in the motor vehicle finance industry have been named as defendants in an increasing number of class action lawsuits brought by purchasers of motor vehicles claiming violation of various federal and state consumer credit and similar laws and regulations. We are defendants in three such consumer class action lawsuits, one of which was served on us in 2000. One such proceeding served in 1999, in which we are a defendant, has been brought as a putative class action and is pending in the State of California. A class has yet to be certified in this case in which the plaintiffs allege certain defects in post-repossession notice forms in the State of California. Another proceeding also served in 1999, in which we are a defendant, has been brought as a putative class action and also is pending in the State of California. A class was certified in 2000; in this matter, the plaintiffs raise issues regarding the payment of dealer participation to dealers.

      On January 25, 2000, a putative class action complaint was filed against us and certain of our officers and directors alleging violations of Section 10(b) and 20(a) of the Securities and Exchange Act of 1934 arising from our use of the cash-in method of measuring and accounting for credit enhancement assets in our financial statements. We believe that our previous use of the cash-in method of measuring and accounting for credit enhancement assets was consistent with then current generally accepted accounting principles and accounting practices of other finance companies. As required by Financial Accounting Standards Board's Special Report, "A Guide to Implementation of

Statement 125 on Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, Second Edition," dated December 1998 and related statements made by the staff of the Securities and Exchange Commission, we retroactively changed the method of measuring and accounting for credit enhancement assets to the cash-out method and restated our financial statements for 1996, 1997 and the first three fiscal quarters of 1998. We intend to vigorously defend against the complaint.

      While we intend to vigorously defend ourselves against such proceedings, there is a chance that our results of operations, financial condition and cash flows could be materially and adversely affected by unfavorable outcomes.

RISKS ASSOCIATED WITH THE YEAR 2000 PROBLEM

      Because of the nature of our consumer finance business and the increasing number of electronic transactions in the industry, we have come to rely on our in-house and third party computer systems, business applications and other information technology systems. Historically, many information technology systems were developed to recognize the year as a two-digit number, with the digits "00" being recognized as the year 1900. The year 2000 presents a number of potential problems for such systems, including potentially significant processing errors or failure. Given our reliance on our computer systems, our results of operations, financial condition and cash flows could be materially adversely affected by any significant errors or failures.

      In the event that the we do not complete any additional phases of our plan, we may be unable to perform our key operating activities, such as the purchase of motor vehicle contracts and the invoicing, collecting and application of obligor payments. We could be subject to litigation for computer systems failure, such as improper application of payments and resulting incorrect credit reporting to credit bureaus. In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect us. The amount of potential liability and lost revenue cannot reasonably be estimated at this time.

                                 USE OF PROCEEDS

      We expect to receive approximately $10.1 million of net proceeds from this offering after deducting the underwriters' discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to prepay a portion of the amounts outstanding under our residual line of credit with Salomon Smith Barney Realty Inc. This line bore interest at a weighted average rate of 7.94% as of December 31, 1999. We used amounts borrowed under the residual lines to fund our operating requirements. We will continue to utilize these lines of credit as the need arises. To the extent any proceeds are remaining following the pre-payment of our residual line of credit with Salomon Smith Barney Realty Inc., we will use such proceeds to meet our general working capital requirements.

                                 CAPITALIZATION

      The following table sets forth our capitalization, as of December 31, 1999, and as adjusted to give effect to the sale of $12 million principal amount of the notes and the application of the estimated net proceeds. For a description of the application of the net proceeds, see "Use of Proceeds." You should read this information together with the historical consolidated financial statements and notes thereto contained in this prospectus.


                                                                                     AS OF DECEMBER 31, 1999
                                                                                 -------------------------------
                                                                                    ACTUAL          AS ADJUSTED
                                                                                 -------------     -------------
DEBT:
         Warehouse Borrowings ...............................................    $ 232,287,908     $ 232,287,908
         Residual Facilities ................................................       55,879,341        45,809,341
         Subordinated Loan ..................................................       10,000,000        10,000,000
         Other Debt .........................................................          348,058           348,058
         12-1/2% Subordinated Notes due 2006 ................................               --        12,000,000
                                                                                 -------------     -------------
                  Total debt: ...............................................      298,515,307       300,445,307
                                                                                 -------------     -------------

STOCKHOLDERS' EQUITY:
         Series A Participating Preferred stock $.01 par value,
            200,000 shares authorized; no shares issued and outstanding .....               --                --
         Preferred stock (undesignated), $.01 par value, 2,800,000
            shares authorized; no shares issued and outstanding .............               --                --
         Common stock, $.01 par value, 15,000,000 shares authorized;
            6,177,804 shares issued and outstanding .........................           61,778            61,778
         Additional paid-in capital .........................................       37,892,071        37,892,071
         Retained earnings ..................................................       15,714,771        15,714,771
         Accumulated other comprehensive loss ...............................         (560,596)         (560,596)
                                                                                 -------------     -------------
                  Total stockholders' equity: ...............................       53,108,024        53,108,024
                                                                                 -------------     -------------
                  Total capitalization: .....................................    $ 351,623,331     $ 353,553,331
                                                                                 =============     =============

                             SELECTED FINANCIAL DATA

      The following table sets forth our selected historical financial information as of and for each of the years in the five-year period ended December 31, 1999. The information as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, is derived from our audited consolidated financial statements and the related notes thereto included in this prospectus. You should read the following information together with our historical consolidated financial statements and the related notes thereto included in this prospectus, and "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

                                                                       FOR THE YEARS ENDED DECEMBER 31,(6)
                                                        ------------------------------------------------------------------
                                                          1995           1996         1997          1998           1999
                                                        ---------      --------     --------     ----------     ----------
                                                                              (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net interest income ..............................    $   2,225      $  4,140     $  5,036     $    7,312     $    6,146
  Servicing fee income .............................        1,381         3,236        9,189         16,663         28,877
  Gain on sale of contracts ........................        2,012        15,251       19,586         36,417         53,920
                                                        ---------      --------     --------     ----------     ----------
  Total revenues ...................................        5,618        22,627       33,811         60,392         88,943
                                                        ---------      --------     --------     ----------     ----------
  Provision for credit losses ......................          465           266          785          1,580          1,246
  Operating expenses ...............................        8,340        15,394       30,740         48,427         70,959
                                                        ---------      --------     --------     ----------     ----------
  Total expenses ...................................        8,805        15,660       31,525         50,007         72,205
                                                        ---------      --------     --------     ----------     ----------
  Income (loss) before income taxes ................       (3,187)        6,967        2,286         10,385         16,738
  Income taxes .....................................            0           851          984          4,310          6,946
                                                        ---------      --------     --------     ----------     ----------
  Net income (loss) ................................    $  (3,187)     $  6,116     $  1,302     $    6,075     $    9,792
                                                        =========      ========     ========     ==========     ==========
  Net income (loss) available to common
    shareholders ...................................    $  (3,763)     $  6,116     $  1,302     $    6,075     $    9,792

OPERATING DATA:
  Contracts purchased during the period ............    $ 199,397      $319,840     $605,905     $1,038,535     $1,559,004
  Number of contracts purchased during
    the period .....................................       16,571        26,244       50,214         86,150        127,628
  Contracts securitized and sold during
    the period .....................................    $ 105,000      $405,514     $527,276     $  926,760     $1,450,000
  Number of active dealerships (at end of
    period) ........................................          769         1,471        2,846          5,401          7,617
 Operating expenses as a percentage of the
    average servicing portfolio during the
    period(1) ......................................          5.9%          4.9%         5.5%           4.7%           4.1%

SELECTED PORTFOLIO DATA:
  Servicing portfolio (at end of period) ...........    $ 218,207      $400,665     $757,277     $1,345,961     $2,133,460
  Average servicing portfolio during the
    period(1).......................................    $ 141,029      $311,340     $563,343     $1,023,237     $1,728,875
  Number of contracts in servicing portfolio
    (at end of period) .............................       20,156        38,275       73,502        131,862        209,745
  Weighted average annual percentage rate
    (at end  of period)(2) .........................        15.00%        14.72%       14.66%         14.72%         14.77%
  Delinquencies as a percentage of the
    dollar amount of servicing portfolio (at
    end of period) .................................         1.20%         2.03%        2.51%          2.83%          3.24%
  Net charge-offs as a percentage of the
    average servicing portfolio during the
    period(1) ......................................         0.37%         1.63%        2.03%          1.72%          1.85%

                                                                                AS OF DECEMBER 31,
                                                             ---------------------------------------------------------
                                                               1995         1996        1997        1998        1999
                                                             ---------     -------    --------    --------    --------
BALANCE SHEET DATA:
  Cash and cash equivalents .............................    $   1,623     $   603    $    991    $  1,929    $  5,190
  Contracts held for sale(3) ............................      116,893      12,238      63,380     151,952     229,475
  Credit enhancement assets .............................       12,390      37,144      71,736     112,953     142,884
  Total assets ..........................................      136,077      54,083     141,836     275,422     393,835
  Warehouse borrowings ..................................      112,380      10,108      60,506     150,044     232,288
 Excess servicing credit and residual lines .............        9,569       2,500      30,000      49,556      55,879
  Subordinated debt .....................................       10,000           0           0      10,000      10,000
  Stockholders' equity (deficit) ........................       (7,896)     36,358      37,717      43,824      53,108
  Redeemable Series A Preferred Stock ...................        9,379          --          --          --          --

OTHER DATA:
  Ratio of earnings to fixed charges(4) .................        0.48x       2.21x       1.29x       1.68x       1.86x
  EBITDA(5) .............................................    $   3,507     $13,328    $ 10,742    $ 27,128    $ 38,507
  Ratio of EBITDA to cash interest expenses(5) ..........        0.74x       1.96x       1.53x       1.92x       2.19x

--------------

(1)   Averages are based on daily balances.

(2) The weighted averages are based on Contracts outstanding at the end of the period.

(3) Contracts held for sale excludes dealer participation and allowance for credit losses.

(4) For purposes of computing our ratios of earnings to fixed charges, we calculated earnings by adding fixed charges to income before income taxes. Fixed charges consist of gross interest expense and one third of our rent expense, which is the amount we believe is representative of the interest factor component of our rent expense.

(5) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. EBITDA is presented as additional information because it is a commonly used financial measure. We also believe it to be a useful indicator of our ability to meet our debt service requirements. We do not, however, intend it to be an alternative measure of operating results or cash flow from operations.

(6) As required by the Financial Accounting Standards Board's Special Report, "A Guide to Implementation of Statement 125 on Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, Second Edition", dated December 1998, and related guidance set forth in statements made by the staff of the Securities and Exchange Commission on December 8, 1998, our consolidated financial statements for 1996, 1997 and the first three fiscal quarters of 1998 have been restated to reflect the change in the method of measuring and accounting for credit enhancement assets on our securitization transactions to the cash-out method from the cash-in method.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      We are a specialized consumer finance company engaged principally in the business of providing indirect automobile financing to franchised new car dealerships and select used car dealerships throughout the United States. We primarily purchase motor vehicle contracts from such dealerships. We focus our efforts on acquiring motor vehicle contracts that are secured by late model used motor vehicles and, to a lesser extent, new motor vehicles, that were entered into with purchasers whom we believe have favorable credit profiles. Since we started purchasing, originating and servicing motor vehicle contracts in February 1994, we have purchased or originated more than $3.8 billion in motor vehicle contracts from approximately 7,600 dealers, and we have expanded our operations from a single office in Orange County, California to major markets throughout the United States.

      We generate revenues primarily through the purchase, warehousing, subsequent securitization and ongoing servicing of motor vehicle contracts. We earn net interest income on motor vehicle contracts held during the warehousing period. Upon the securitization and sale of motor vehicle contracts, we:

-     recognize a gain on sale of the motor vehicle contracts;

-     receive future servicing cash flows; and

-     earn fees from servicing the securitized motor vehicle contracts.

      The following table illustrates the changes in our motor vehicle contract acquisition volume, total revenue, securitization activity and servicing portfolio during the past three fiscal years.

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                             ------------------------------------
                                                               1997         1998          1999
                                                             --------    ----------    ----------
                                                                    (DOLLARS IN THOUSANDS)
Contracts purchased during the period ...................    $605,905    $1,038,535    $1,559,004
Average monthly purchases during the period .............      50,492        86,544       129,917
Gain on sale of contracts ...............................      19,586        36,417        53,920
Total revenues(1) .......................................      33,811        60,392        88,943
Contracts securitized and sold during the period ........     527,276       926,760     1,450,000
Servicing portfolio at period end .......................     757,277     1,345,961     2,133,460

------------

(1) Total revenues is comprised of net interest income, servicing fee income and gain on sale of contracts.

      Motor Vehicle Contracts Purchased and Servicing Portfolio

      Since our inception, our purchased volume of motor vehicle contracts has grown significantly. Our acquisition volume for the year ended December 31, 1999 was $1.6 billion compared to $1.0 billion in 1998 and $605.9 million in 1997, representing an increase of 65% from 1997 to 1998 and an increase of 60% from 1998 to 1999. This growth in acquisition volume is attributable primarily to:

- the opening of four additional auto finance centers during 1998 and three additional auto finance centers during 1999; and

-     increased purchases from existing dealers.

      Our increase in motor vehicle contract acquisition volume has resulted in the growth in our servicing portfolio. Our servicing portfolio at December 31, 1999 was $2.1 billion, compared to 1.3 billion at December 31, 1998 and $757.3 million at December 31, 1997, an increase of 72% from 1997 to 1998 and 62% from 1998 to 1999.

      Net Interest Income

      Net interest income consists primarily of the difference between the finance revenues earned on motor vehicle contracts held on our balance sheet during the warehousing period and the interest costs associated with our borrowings to purchase such motor vehicle contracts. The following table illustrates the weighted average yield on motor vehicle contracts held on balance sheet, the weighted average rate paid on warehouse borrowings to fund these motor vehicle contracts and the corresponding net interest margin realized by us for the periods shown.

                           NET INTEREST INCOME MARGIN

                                                                 FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                             ----------------------------
                                                              1997       1998       1999
                                                             ------     ------     ------
Yield on contracts(1) ...................................     13.85%     13.96%     13.63%
Cost of warehouse borrowings ............................      6.76       6.72       6.32
                                                             ------     ------     ------
Net interest income margin ..............................      7.09%      7.24%      7.31%
                                                             ======     ======     ======

----------

(1)   The yield on contracts is net of dealer participation amortized expenses.

      To arrive at net interest income, we also deduct the interest associated with non-warehouse borrowings, including interest expense incurred on subordinated debt, residual and excess servicing lines, capital lease outstandings and other miscellaneous long term borrowings.

      Gain on Sale of Motor Vehicle Contracts

      We compute a gain on sale on our motor vehicle contracts that we securitize based on the present value of the estimated future excess cash flows to be received from those contracts using the following assumptions:

- We assume an average prepayment speed on the underlying motor vehicle contracts of 1.75% ABS. "ABS" refers to the "Absolute Payment Model," which represents an assumed rate of prepayment, including defaults, each month relative to the original number of motor vehicle contracts underlying a particular securitization. ABS further assumes that each motor vehicle contract in each month of its life will either be paid as scheduled or be prepaid in full. For example, in a pool of motor vehicle contracts originally containing 10,000 contracts, a 1.75% ABS rate means that 175 motor vehicle contracts prepay or default each month;

- We use a discount rate equal to the weighted average interest rate on the securities issued in the related securitization, plus 3.5% to 4.5%; and

- We currently utilize a lifetime loss ranging from 3.5% to 4.0% of the original balance of the motor vehicle contracts.

      We record gains on sale as a credit enhancement asset on our statement of financial condition. We adjust the gain recorded in the statement of income for prepaid dealer participation, issuance costs and the effect of hedging activities. We periodically review the assumptions described above. To the extent the assumptions used are materially different from actual results, the amount of cash we receive over the remaining life of the securitization would be significantly affected and we may be required to take a charge to servicing fee income which could have a material adverse affect on our results of operations, financial condition and cash flows.

         The amount of motor vehicle contracts which we securitize and the net interest rate spread on those contracts affects our gain on sale of those contracts. The following table illustrates the net interest rate spread for each of our outstanding securitizations:

                                                                 SECURITIZATION TRANSACTIONS(5)
                                     -----------------------------------------------------------------------------------------
                                                        REMAINING       WEIGHTED      WEIGHTED
                                                        BALANCE AT      AVERAGE       AVERAGE
                                      ORIGINAL         DECEMBER 31,     CONTRACT      INVESTOR          GROSS            NET
        SECURITIZATIONS                BALANCE             1999         RATE(1)        RATE(2)         SPREAD(3)       SPREAD(4)
        ---------------              ----------        ------------     --------      ---------        --------        --------
                                                                    (DOLLARS IN THOUSANDS)
1994-1 Grantor Trust...........      $   38,601        Paid in Full       13.75%         6.90%           6.85%           1.94%
1995-1 Grantor Trust...........         105,000        Paid in Full       14.94          7.00            7.94            1.86
1996-1 Grantor Trust...........         100,500        $      4,923       15.07          5.40            9.67            3.83
1996-2 Grantor Trust...........          85,013               7,665       14.84          6.40            8.44            3.61
1996-3 Grantor Trust...........         120,000              15,271       14.54          6.45            8.09            3.14
1996-4 Grantor Trust...........         100,000              17,148       14.80          6.20            8.60            3.28
1997-1 Grantor Trust...........          90,000              19,113       13.86          6.55            7.31            2.78
1997-2 Grantor Trust...........         121,676              30,802       14.85          6.35            8.50            3.11
1997-3 Grantor Trust...........         149,600              46,996       14.77          6.35            8.42            3.30
1997-4 Grantor Trust...........         166,000              60,118       14.69          6.30            8.39            3.27
1998-1 Grantor Trust...........         173,000              72,133       14.91          5.95            8.96            3.40
1998-A Owner Trust.............         208,759             100,434       14.73          5.87            8.86            3.34
1998-B Owner Trust.............         250,000             140,356       14.73          5.78            8.95            3.18
1998-C Owner Trust.............         280,000             176,354       14.89          5.72            9.17            3.51
1999-A Owner Trust.............         310,000             213,417       14.33          5.73            8.60            3.44
1999-B Owner Trust.............         350,000             276,098       14.65          5.86            8.79            3.54
1999-C Owner Trust.............         400,000             350,806       14.82          6.62            8.20            2.86
1999-D Owner Trust                      390,000             365,607       15.01          6.90            8.11            2.87
                                     ----------        ------------
      TOTAL....................      $3,438,149        $  1,897,241
                                     ==========        ============

      (1) As of related cut-off date. This is the weighted average of the interest rate on the securitized motor vehicle contracts.

      (2) This is the weighted average interest rate on the securities issued in connection with the related securitization.

      (3) This is the difference between the weighted average contract rate and weighted average investor rate as of the issue date.

      (4) This is the difference between the weighted average contract rate and weighted average investor rate, net of underwriting costs, other issuance costs, servicing fees, estimated credit losses, ongoing financial guarantee insurance policy premiums, and the hedging gain or loss.

      (5) We assume an average prepayment speed of 1.75% ABS, a discount rate ranging from 3.5% to 4.5% above the weighted average investor rate, and utilize a lifetime loss rate ranging from 3.5% to 4.0% of the original balance, for all remaining securitizations.

      In February 2000, we completed a securitization in the amount of $430 million with a weighted average contract rate of 14.86%, a weighted average investor rate of 7.26%, a gross spread of 7.60% and a net spread of 2.67%.

      Servicing Fee Income

      We earn contractual servicing at a rate of 1.0% per annum on the outstanding principal balance of the motor vehicle contracts which we securitize, consistent with industry standards. Our servicing fee income is related to the number and amount of contracts we service and also includes investment interest, extension fees, document fees and other fees charged to customer accounts.

RESULTS OF OPERATIONS

      Net Income

      We had net income of $9.8 million for the year ended December 31, 1999, compared to net income of $6.1 million for the year ended December 31, 1998 and $1.3 million for the year ended December 31, 1997. The increase in net income from 1998 to 1999 was due to several factors, including:

- a 59% increase in the dollar volume of motor vehicle contracts which we securitized, resulting in an 48% increase in gains on sale;

- higher excess servicing fee income due to improved performance of the motor vehicle contracts that we have securitized and an increase in the size of our serviced portfolio; and

- improvements in our cost structure which resulted in a decline in operating expenses as a percentage of our average servicing portfolio to 4.1% in 1999 from 4.7% in 1998.

The increase in net income from 1997 to 1998 was primarily attributable to a 73% increase in the dollar volume of motor vehicle contracts which we securitized, which resulted in an 86% increase in gains on sale.

      Net Interest Income

      Net interest income declined by 16% to $6.1 million for 1999, from $7.3 million during 1998, but increased from $5.0 million during 1997. The reduction from 1998 to 1999 was principally due to a growing percentage of more expensive non-warehouse borrowings relative to warehouse debt in our capital structure, which more than offset a 0.07% increase in net interest income margin to 7.31% in 1999 from 7.24% in 1998. The 46% increase in net interest income from 1997 to 1998 was due to a combination of a 0.15% increase in net interest income margins and an increase in the average amount of motor vehicle contracts held for sale. The average amount of motor vehicle contracts held for sale increased to $148.6 million in 1998 from $85.7 million in 1997.

      Servicing Fee Income

      Servicing fee income increased to $28.9 million for the year ended December 31, 1999, from $16.7 million for the year ended December 31, 1998, and from $9.2 million for the year ended December 31, 1997. The increase was attributable to a significant increase in the size of our average sold servicing portfolio in addition to the improved performance of securitized motor vehicle contracts. For the year ended December 31, 1999, the size of our average sold servicing portfolio increased to $1.6 billion from $874.6 million in 1998 and from $477.6 million in 1997.

      Gain on Sale of Motor Vehicle Contracts

      We completed four securitizations totaling $1.45 billion during the year ended December 31, 1999, resulting in gains on sale of motor vehicle contracts of $53.9 million, compared to four securitizations totaling $911.8 million and a sale in the amount of $15 million during the year ended December 31, 1998, resulting in gains on sale of motor vehicle contracts totaling $36.4 million. For the year ended December 31, 1997, we completed four securitizations totaling $527.3 million resulting in gains on sale of motor vehicle contracts of $19.6 million. The weighted average net spread on our securitizations in 1999 was 3.15%, compared to 3.36% in 1998 and 3.16% in 1997.

      Interest rate spread is affected by product mix, general market conditions and overall market interest rates. The risks inherent in interest rate fluctuations are reduced through our hedging activities. To protect against changes in interest rates, we hedge our motor vehicle contracts prior to their securitization with forward interest rate swap agreements. We include the gains or losses on these forward interest rate swap agreements as part of the basis of the underlying motor vehicle contracts, and we recognize these gains or losses when the related motor vehicle contracts are securitized.

      Provision for Credit Losses

      We maintain an allowance for credit losses to cover anticipated losses for motor vehicle contracts held for sale. We increase the allowance for credit losses by adjusting the provision for credit losses to cover additional motor vehicle contracts originated and increases in loss estimates, and we decrease the allowance by actual losses on the motor vehicle contracts held for sale or by the reduction of the amount of motor vehicle contracts held for sale. The level of the allowance is based principally on the outstanding balance of motor vehicle contracts held for sale and the historical loss trends for the period of time the contracts are held before being sold in a securitization. When we sell motor vehicle contracts in a securitization transaction, we reduce our allowance for credit losses and we factor potential losses into our calculation of gain on sale. We believe that the allowance for credit losses is currently adequate to absorb potential losses.

      The provision for credit losses totaled $1.2 million during the year ended December 31, 1999, compared to $1.6 million for the same period in 1998 and $0.8 million during 1997. The reduction in provision for credit losses in 1999 relative to 1998 was due primarily to a reduction in the year over year net change in motor vehicle contracts held for sale. The increase in provision for credit losses in 1998 relative to 1997 was primarily due to the increase in the year over year net change in motor vehicle contracts held for sale. At year-end 1999, motor vehicle contracts held for sale had increased $77.5 million over year-end 1998, while at year-end 1998, motor vehicle contracts held for sale had increased $88.6 million over year-end 1997.

      Salaries and Benefits Expense

      We incurred salary and benefit expenses of $40.0 million during the year ended December 31, 1999, compared to $26.8 million during the year ended December 31, 1998, and $17.4 million for the year ended December 31, 1997. In order to support the growth of our operations and our servicing portfolio, our number of employees increased from 319 at December 31, 1997 to 526 at December 31, 1998 and to 715 at December 31, 1999.

      Other Operating Expenses

      Other operating expenses, which include depreciation, occupancy and general and administrative expenses, increased to $30.9 million at December 31, 1999, from $21.7 million at December 31, 1998, and from $13.3 million at December 31, 1997. The majority of the increases were due to the growth of the average servicing portfolio from $563.3 million at December 31, 1997 to $1.02 billion at December 31, 1998 and to $1.7 billion at December 31, 1999. Additionally, we opened additional auto finance centers during the years ended December 31, 1999, December 31, 1998, and December 31, 1997.

      Income Taxes

      We file federal and certain state tax returns as part of a consolidated group. Tax liabilities from the consolidated returns are allocated in accordance with a tax sharing agreement based on the relative income or loss of each entity on a stand-alone basis. Our effective tax rate was 41.5% for 1999 and 1998 and 43.0% for 1997. The reduction in tax rates between 1998 and 1997 is due to lower tax rates in the states where we have opened new auto finance centers.

FINANCIAL CONDITION

      Contracts Held for Sale

      Motor vehicle contracts held for sale totaled $230.0 million at December 31, 1999, compared to $152.8 million at December 31, 1998. The number and principal balance of motor vehicle contracts held for sale is largely dependent upon the timing and size of our securitizations. The increase in the amount of motor vehicle contracts held for sale from year-end 1998 to year-end 1999 is primarily attributable to our higher contract volume during the respective warehousing periods. We believe that the allowance for credit losses is currently adequate to absorb potential losses in the owned portfolio. The allowance for credit losses as of December 31, 1999 was approximately $1.4 million compared to 1.0 million as of December 31, 1998. See Note 4 to our consolidated financial statements for a more detailed discussion of motor vehicle contracts held for sale and allowance for credit losses.

      The following table illustrates the changes in the our motor vehicle contract acquisition volume, securitization activity and servicing portfolio during the past five fiscal quarters:

                    SELECTED QUARTERLY FINANCIAL INFORMATION

                                                           DEC. 31,      MAR. 31,      JUNE 30,      SEPT. 30,     DEC. 31,
                                                             1998          1999          1999          1999          1999
                                                          ----------    ----------    ----------    ----------    ----------
                                                                                (DOLLARS IN THOUSANDS)
Contracts purchased or originated during
     the period ......................................    $  304,200    $  357,757    $  374,075    $  398,802    $  428,370
Average monthly purchases during the period ..........       101,400       119,252       124,691       132,934       142,790
Gain on sale of contracts ............................        10,506        12,328        14,470        13,723        13,399
Total revenues .......................................        18,414        19,568        22,673        23,626        23,076
Contracts securitized during the period ..............       280,000       310,000       350,000       400,000       390,000
Servicing portfolio (at end of period) ...............    $1,345,961    $1,542,612    $1,729,338    $1,924,881    $2,133,460

      Credit Enhancement Assets

      Our credit enhancement assets consisted of the following:

                                                              AS OF DECEMBER 31,
                                                             --------------------
                                                               1998        1999
                                                             --------    --------
                                                             (DOLLARS IN THOUSANDS)
Trust receivable ........................................    $  3,713    $  5,713
Retained interest in securitized assets .................     109,241     137,171
                                                             --------    --------
    TOTAL ...............................................    $112,954    $142,884
                                                             ========    ========

      Trust receivables represent servicer advances and initial deposits in spread accounts.

      The retained interest in securitized assets, or RISA, consists of the estimated present value of future servicing cash flows from our related securitizations. We compute future servicing cash flows by taking into account certain assumptions principally regarding prepayments, losses and servicing costs. We then discount these cash flows at a market-based rate until the spread account under the related securitization releases that cash to us. The following table provides historical data regarding the RISA. Included in RISA is restricted cash of $35.8 million and $32.7 million at December 31, 1999 and 1998 respectively.

      The balance of the RISA is amortized on a monthly basis over the expected repayment life of the underlying motor vehicle contracts. RISA is classified in a manner similar to available for sale securities and as such is marked to market each quarter. Market value changes are calculated by discounting the excess spread using a current market discount rate. Any changes in the market value of the RISA is reported as a separate component of stockholders' equity on our consolidated statements of financial condition as accumulated other comprehensive income, or loss, net of applicable taxes.

                     RETAINED INTEREST IN SECURITIZED ASSETS

                                                                          FOR THE YEARS ENDED
                                                                              DECEMBER 31,
                                                                        -------------------------
                                                                           1998           1999
                                                                        ---------       ---------
                                                                         (DOLLARS IN THOUSANDS)
Beginning balance ................................................      $  64,358       $ 109,241
Additions ........................................................         80,633         101,586
Amortization .....................................................        (35,750)        (72,704)
Change in unrealized loss on securities available for sale .......              0            (952)
                                                                        ---------       ---------
Ending balance ...................................................      $ 109,241       $ 137,171
                                                                        =========       =========

      Asset Quality

      We monitor and attempt to minimize delinquencies and losses through timely collections and the use of a predictive dialing system as described under "Business - Collection Procedures." At December 31, 1999, delinquencies of thirty days or more represented 3.24% of the amount of motor vehicle contracts in our servicing portfolio, compared to 2.83% at December 31, 1998 and 2.51% at December 31, 1997. Net charge-offs were 1.85% for the year ended December 31, 1999, compared to 1.72% and 2.03% for the years ended December 31, 1998 and 1997, respectively. The levels of delinquencies at December 31, 1999, increased over December 31, 1998, primarily due to the difficulties we experienced in attracting and retaining qualified collection staff as a result of a tight labor market and aggressive pursuit by local competitors for these skilled positions. The levels of delinquencies at December 31, 1998 increased over December 31, 1997 primarily due to the relocation of our collection and customer service areas in conjunction with the relocation of our corporate headquarters beginning in December of 1998. The increase in loan losses from 1998 to 1999 is directly correlated to the rise in delinquencies.

      We have increased our off balance sheet reserves as a percentage of our serviced portfolio sold. Our reserves have increased from 3.68% at December 31, 1997 to 4.31% at December 31, 1998 to 4.42% at December 31, 1999. Off balance sheet reserves are those reserves established upon the sale of motor vehicle contracts to the grantor and owner trusts created in connection with our securitization of motor vehicle contracts.

      The following table sets forth the delinquency experience of the servicing portfolio.

                DELINQUENCY EXPERIENCE OF THE SERVICING PORTFOLIO

                                                             DECEMBER 31,
                                              ------------------------------------------
                                                1997             1998             1999
                                              --------       ----------       ----------
                                                         (DOLLARS IN THOUSANDS)
Servicing portfolio ....................      $757,277       $1,345,961       $2,133,460
Delinquencies(1)(2)
      31-59 days .......................      $ 11,902       $   26,410       $   38,376
      60 - 89 days .....................         3,370            6,876           16,596
      90+ days .........................         3,743            4,790           14,203
                                              --------       ----------       ----------
Total ..................................      $ 19,015       $   38,076       $   69,175
                                              ========       ==========       ==========
Total delinquencies as a percent
      of servicing portfolio ...........          2.51%            2.83%            3.24%

----------

(1) Delinquencies include principal amounts only, net of repossessed inventory.

(2) The period of delinquency is based on the number of days payments are contractually past due.

     The following table sets forth the loan loss experience of our servicing portfolio for the periods indicated.

                 LOAN LOSS EXPERIENCE OF THE SERVICING PORTFOLIO

                                                             FOR THE YEARS ENDED
                                                                DECEMBER 31,
                                                  --------------------------------------------
                                                    1997            1998               1999
                                                  --------       -----------        ----------
                                                            (DOLLARS IN THOUSANDS)
Number of contracts ........................        73,502           131,862           209,745
Period end servicing portfolio .............      $757,277       $ 1,345,961        $2,133,460
Average servicing portfolio(1) .............      $563,343       $ 1,023,237        $1,728,875
Number of gross charge-offs ................         2,161             3,761             6,398
Gross charge-offs ..........................      $ 13,076       $    20,640        $   37,024
Net charge-offs(2) .........................      $ 11,434       $    17,618        $   31,963
Net charge-offs as a percent of
    average servicing portfolio ............          2.03%             1.72%             1.85%
On and off balance sheet reserves as
     a percent of period end
     serviced portfolio sold ...............          3.42%             3.87%             4.00%

----------

(1)   Average is based on daily balances.

(2) Net charge-offs are gross charge-offs minus recoveries on contracts previously charged off.

      The following table illustrates the monthly cumulative net charge-offs of each of our securitized pools outstanding for the period from the date of securitization through December 31, 1999.

MONTH   96-1   96-2    96-3    96-4   97-1    97-2    97-3    97-4     98-1     98-A     98-B    98-C    99-A   99-B    99-C   99-D
-----   -----  -----   -----   -----  -----  -----    -----   -----    -----    -----    -----   -----   -----  -----   -----  -----
1       0.00%  0.01%   0.00%   0.00%  0.00%  0.00%    0.00%   0.00%    0.00%    0.00%    0.00%   0.00%   0.00%  0.00%   0.00%  0.00%
2       0.03%  0.07%   0.02%   0.02%  0.00%  0.00%    0.00%   0.00%    0.01%    0.01%    0.00%   0.02%   0.00%  0.00%   0.01%  0.00%
3       0.05%  0.20%   0.07%   0.05%  0.03%  0.02%    0.02%   0.01%    0.02%    0.03%    0.02%   0.02%   0.02%  0.03%   0.03%  0.01%
4       0.11%  0.33%   0.16%   0.14%  0.06%  0.07%    0.09%   0.04%    0.08%    0.07%    0.08%   0.04%   0.05%  0.07%   0.06%
5       0.23%  0.46%   0.43%   0.24%  0.13%  0.22%    0.13%   0.11%    0.14%    0.14%    0.19%   0.15%   0.11%  0.14%   0.16%
6       0.40%  0.78%   0.54%   0.38%  0.26%  0.32%    0.24%   0.20%    0.24%    0.23%    0.33%   0.27%   0.21%  0.27%
7       0.69%  0.98%   0.74%   0.53%  0.37%  0.59%    0.36%   0.28%    0.40%    0.37%    0.45%   0.46%   0.35%  0.43%
8       0.82%  1.15%   0.97%   0.81%  0.52%  0.80%    0.47%   0.43%    0.53%    0.42%    0.61%   0.57%   0.49%  0.60%
9       0,93%  1.39%   1.13%   0.98%  0.60%  0.91%    0.62%   0.55%    0.68%    0.51%    0.82%   0.74%   0.63%
10      1.15%  1.52%   1.32%   1.18%  0.76%  1.07%    0.73%   0.72%    0.85%    0.70%    0.95%   0.94%   0.81%
11      1.25%  1.69%   1.47%   1.43%  0.92%  1.26%    0.81%   0.87%    1.04%    0.85%    1.10%   1.12%   1.04%
12      1.47%  1.94%   1.60%   1.63%  1.02%  1.42%    0.94%   0.95%    1.20%    1.01%    1.20%   1.30%
13      1.65%  2.08%   1.77%   1.73%  1.13%  1.58%    1.10%   1.08%    1.33%    1.17%    1.36%   1.54%
14      1.79%  2.34%   1.94%   1.87%  1.23%  1.68%    1.23%   1.19%    1.46%    1.37%    1.48%   1.73%
15      2.02%  2.52%   2.09%   2.07%  1.40%  1.80%    1.38%   1.36%    1.61%    1.48%    1.64%
16      2.25%  2.76%   2.27%   2.23%  1.56%  1.97%    1.58%   1.42%    1.71%    1.59%    1.89%
17      2.43%  2.89%   2.42%   2.33%  1.68%  2.10%    1.68%   1.52%    1.88%    1.76%
18      2.59%  3.10%   2.57%   2.49%  1.75%  2.23%    1.77%   1.64%    2.01%    1.96%
19      2.77%  3.14%   2.70%   2.62%  1.85%  2.35%    1.91%   1.75%    2.17%    2.07%
20      2.93%  3.30%   2.83%   2.73%  1.92%  2.48%    2.04%   1.85%    2.25%
21      3.06%  3.47%   2.94%   2.84%  1.98%  2.59%    2.11%   1.97%    2.41%
22      3.15%  3.60%   3.00%   2.93%  2.09%  2.72%    2.20%   2.08%    2.52%
23      3.21%  3.70%   3.08%   3.02%  2.17%  2.81%    2.31%   2.12%
24      3.28%  3.81%   3.17%   3.10%  2.22%  2.85%    2.41%   2.23%
25      3.40%  3.93%   3.28%   3.22%  2.31%  2.93%    2.51%   2.36%
26      3.43%  4.06%   3.38%   3.29%  2.38%  2.96%    2.59%
27      3.55%  4.13%   3.43%   3.39%  2.44%  3.09%    2.71%
28      3.60%  4.22%   3.54%   3.46%  2.50%  3.17%    2.79%
29      3.73%  4.23%   3.59%   3.58%  2.55%  3.22%
30      3.75%  4.29%   3.69%   3.61%  2.63%  3.26%
31      3.79%  4.31%   3.77%   3.64%  2.67%  3.33%
32      3.85%  4.33%   3.75%   3.72%  2.73%
33      3.88%  4.37%   3.77%   3.74%  2.77%
34      3.90%  4.39%   3.79%   3.77%  2.84%
35      3.94%  4.39%   3.81%   3.79%
36      3.94%  4.42%   3.83%   3.81%
37      3.94%  4.42%   3.84%   3.83%
38      3.97%  4.43%   3.88%
39      3.99%  4.45%   3.92%
40      3.99%  4.46%   3.92%
41      3.96%  4.45%
42      3.95%  4.45%
43      3.96%  4.45%
44      3.94%  4.48%
45      3.97%
46      3.95%
47      3.90%

         In February 2000, we completed a securitization in the amount of $430 million, with net charge-offs in the first month of 0% for the pool of contracts securitized.

LIQUIDITY AND CAPITAL RESOURCES

      We require substantial cash and capital resources to operate our business. Our primary uses of cash include:

-     acquisition of motor vehicle contracts;

-     payment of dealer participation;

-     securitization costs, including cash held in spread accounts;

-     settlements of hedging transactions;

- maintenance of working capital requirements and payment of operating expenses; and

-     interest expense.

The capital resources available to us include:

-     net interest income during the warehousing period;

-     contractual servicing fees;

-     excess servicing cash flows released from spread accounts;

-     settlements of hedging transactions;

-     sales of motor vehicle contracts in securitizations; and

-     borrowings under our warehouse and credit facilities.

These sources can provide capital to fund expansion of our motor vehicle contract purchasing and servicing capabilities.

      Cash used in operating activities was $80.3 million for the year ended December 31, 1999, compared to $113.6 million for the year ended December 31, 1998. The decrease in cash used in operating activities was primarily due to an increase in accounts payable and other liabilities. Cash used in investing activities was $5.4 million for the twelve months ended December 31, 1999 compared to $3.8 million for the twelve months ended December 31, 1998 and $1.8 million in the year ended December 31, 1997. A reduction in the use of our capital lease lines coupled with the relocation of the our corporate headquarters contributed to the increase in investing activities.

      Cash provided by financing activities was $89.0 million for the year ended December 31, 1999, compared to $118.4 million provided for the year ended December 31, 1998 and $77.2 million used in the year ended December 31, 1997. Higher spread account cash releases from securitization trusts combined with a lower net change in motor vehicle contracts held for sale during 1999 versus 1998 reduced the requirement for financing sources. We also issued $10.0 million of subordinated debt during the previous year.

      Triple-A One Warehouse Facility

      We are a party to a $375 million auto warehouse program with Triple-A One Funding Corporation, or Triple-A One, through our wholly owned subsidiary, Onyx Acceptance Financial Corporation, or Finco. Triple-A One is a commercial paper asset-backed conduit lender sponsored by MBIA and is currently rated A-1 by Standard & Poor's Ratings Group, a division of The McGraw Hill Companies Inc., and P-1 by Moody's Investors Service, Inc. This facility provides Finco with funds to purchase motor vehicle contracts, which are then pledged to Triple-A One under the facility. MBIA provides credit enhancement to Triple-A One by issuing surety bonds covering all principal and interest obligations owed by us under a loan agreement with Triple-A One. Triple-A One increased our advance rate during 1998 to 98% from 95% of the adjusted eligible principal balance of each motor vehicle contract. The advance rate is subject to reduction by MBIA if the net yield on the motor vehicle contract portfolio falls below a target net yield. The remaining 2% of the purchase price of the motor vehicle contracts generally is funded either from net interest income or by proceeds from the excess servicing facility or our residual lines of credit described below. Since the Triple-A One facility is based on commercial paper rates, we have the ability to manage our interest rate exposure during the warehouse period between origination and securitization by determining the maturities (one to 270 days) of commercial paper borrowings. The outstanding principal amount under this facility as of December 31, 1999 was $232.3 million.

      Upon the occurrence of certain wind-down events, Finco will be prohibited from borrowing any further amounts from Triple-A One and all collections on the motor vehicle contracts included in the borrowing base will be distributed in substantially the same manner as before the wind-down event except that Finco must repay all outstanding Triple-A One advances before we can pay any amounts to other borrowers or our affiliates. Unless earlier terminated upon the occurrence of a wind-down event, the Triple-A One facility is subject to renewal in September 2000 at the option of the lenders, and, if so renewed, will expire in September 2001.

      Park Avenue Warehouse Facility

      We are a party to a $150 million commercial paper facility with Park Avenue Receivables Corporation, or Parco. One of our special purpose subsidiaries, Onyx Acceptance Receivables Corporation, or Recco, is the borrower under the facility. The facility is used to fund the purchase or origination of motor vehicle contracts. Parco is rated as a commercial paper asset-backed conduit sponsored by Chase Securities, Inc. MBIA provides credit enhancement for the facility by issuing a financial guarantee insurance policy covering all principal and interest obligation owed by Recco related to the borrowings under the facility. Recco pledges its motor vehicle contracts held for sale to borrow from Parco. The Parco facility was executed in August 1999, and expires in August 2000, but may be renewed at the option of the lenders. There were no borrowings under this facility as of December 31, 1999.

      Merrill Lynch Line

      Our wholly owned subsidiary, Onyx Acceptance Funding Corporation, has a $100 million line of credit with Merrill Lynch Mortgage Capital, Inc. which provides funding for the purchase or origination of motor vehicle contracts and which is used in concert with the Triple-A One and Parco facilities that are currently in place. The interest rate on the Merrill Lynch line of credit is based on LIBOR. The Merrill Lynch line was renewed in February 2000 for a one year term, but can be terminated at the option of the lender at any time. There is no principal amount outstanding under this facility as of December 31, 1999.

      Residual Lines

      We have two residual facilities through our wholly-owned subsidiary, Onyx Acceptance Funding Corporation. We have a $10 million committed residual line of credit with Merrill Lynch Mortgage Capital, Inc., which is now a stand-alone line not related to the Merrill Lynch line of credit described above under the heading "Merrill Lynch Line." We also have a $50 million residual line of credit with Salomon Smith Barney Realty Corporation. We use our residual lines of credit with Merrill Lynch and Salomon to finance our operating requirements. These residual lines utilize a collateral-based formula that sets borrowing availability to a percentage of the value of excess cash flow to be received from certain of our securitizations. The Merrill Lynch residual facility was renewed in February 2000 for a one year term. Each loan under the Salomon facility matures one year after the date of the loan. We expect each loan to be renewed at term. The outstanding principal amounts under the Merrill Lynch and Salomon residual lines as of December 31, 1999 were $9.2 million and $21.7 million, respectively. In March 2000, the Merrill Lynch line was paid down in its entirety and the Salomon line was paid down in part, in each case, with the proceeds from the securitization of residual interest certificates in which we securitized the cash flows from 15 of our outstanding securitizations. Both lines will remain in place to fund future capital requirements.

      BayView Term Loan

      We have subordinated debt outstanding of $10 million. In February 2000, we exercised our option to extend the term by three years during which the loan will fully amortize. Final maturity is scheduled for February 2003. The BayView subordinated debt bears interest at a fixed rate of 9 1/2%. In connection with this debt, we issued to the lender, BayView Capital Corporation, a warrant to purchase 180,529 shares of our common stock.

      The facilities and lines of credit described above contain affirmative and negative financial covenants typical of such credit facilities. We were in compliance with these covenants as of December 31, 1999.

SECURITIZATIONS

      Regular securitizations are an integral part of our business plan because they allow us to increase our liquidity, provide for redeployment of our capital and reduce risks associated with interest rate fluctuations. We have developed a securitization program that involves selling interests in pools of motor vehicle contracts to investors through the public issuance of asset-backed securities rated in the highest applicable rating category. We completed four AAA/Aaa rated publicly underwritten asset-backed securitizations in the aggregate amount of $1.45 billion through Finco during 1999.

      We use the net proceeds of our securitizations to pay down the outstanding indebtedness incurred under our credit facilities used to purchase motor vehicle contracts, thereby allowing us to purchase additional contracts. At December 31, 1999, we had securitized $3.4 billion of motor vehicle contracts in 18 separate transactions. In each of these securitizations, we sold motor vehicle contracts to a newly formed grantor or owner trust which issued certificates or notes in an amount equal to the aggregate principal balance of the motor vehicle contracts.

      To improve the level of profitability from the sale of securitized motor vehicle contracts, we arrange for credit enhancement to achieve an improved credit rating on the asset-backed securities issued. This credit enhancement has taken the form of a financial guaranty issued by MBIA, or a predecessor, which issued a financial guaranty insurance policy insuring the payment of principal and interest due on the asset-backed securities.

      We receive servicing fees for our duties relating to the accounting for and collection of the motor vehicle contracts. In addition, we are entitled to receive future servicing cash flows arising from the trusts. Generally, we sell the motor vehicle contracts at face value and without recourse, except that we provide certain representations and warranties with respect to the contracts in our capacity as the servicer, and Onyx Acceptance Financial Corporation provides certain representations and warranties with respect to the contracts in its capacity as the seller to the trusts.

      Gains on sale of motor vehicle contracts arising from our securitizations provide a significant portion of our revenues. Several factors affect our ability to complete securitizations of motor vehicle contracts, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, the credit quality of our portfolio of motor vehicle contracts and our ability to obtain satisfactory credit enhancement.

      In the first quarter of 2000, we securitized contracts in the amount of $430 million.

      During the first quarter of 2000, we securitized the cash flows from 15 of our outstanding securitizations and sold $49.0 million of notes. The transaction was rated BBB by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. In the future, we intend to complete similar securitizations or other types of transactions in which we sell or finance the future cash flows from our outstanding securitizations.

INTEREST RATE EXPOSURE AND HEDGING

      Through the use of varying maturities on advances from our facilities with Triple-A One and Parco, we effectively lock in rates during the warehousing period, when we think it is appropriate, to limit our interest rate exposure during such warehousing period. See "Risk Factors--Risk Factors Relating to Onyx--Interest rate fluctuations may materially and adversely affect our results of operations, financial condition and cash flows and our ability to make payments on the notes."

      We have the ability to move interest rates on our motor vehicle contracts upward in response to rising borrowing costs because we generally do not purchase contracts near the maximum rates permitted by law. Further, we employ a hedging strategy which primarily consists of the execution of forward interest rate swaps. We enter into these hedges in numbers and amounts which generally correspond to the anticipated principal amount of the related securitization. We recognize gains and losses relative to these hedges in full at the time of securitization as an adjustment to the gain on sale of the motor vehicle contracts. We have only used counterparties with investment grade debt ratings from national rating agencies for our hedging transactions.

      We monitor our hedging activities on a frequent basis to ensure that the value of hedges, their correlation to the motor vehicle contracts being hedged and the amounts being hedged continue to provide us with effective protection against interest rate risk. Our hedging strategy requires us to estimate monthly motor vehicle contract acquisition volume and the timing of our securitizations. If such estimates are materially inaccurate, then our gain on sales of motor vehicle contracts and results of operations and cash flows could be materially adversely affected. We estimate the amount and timing of hedging transactions based upon the amount of motor vehicle contracts purchased and the interest rate environment. We currently expect to hedge substantially all of our motor vehicle contracts during the warehousing period.

DIVIDEND POLICY

      We have never declared or paid dividends on our common stock. We currently intend to retain any future earnings for our business and do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. In addition, our ability to declare or pay dividends is restricted by the terms of our credit and warehouse facilities and by the restrictive covenants of the indenture governing the notes.

NEW ACCOUNTING PRONOUNCEMENTS

      In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative contracts and for hedging activities. The new standard requires that all derivatives be recognized as either assets or liabilities in the consolidated statements of financial condition and that those instruments be measured at fair value. If certain conditions are met, a derivative may be specifically designated as a hedging instrument. The accounting for changes in the fair value of a derivative (that is, unrealized gains and losses) depends on the intended use of the derivative and the resulting designation. The statement is effective in the first quarter of year 2001. We are presently assessing the effect of SFAS 133 on our consolidated financial statements.

YEAR 2000 READINESS

      We are substantially dependent on our own and third party computer systems, business applications and other information technology systems, due to the nature of our consumer finance business and the increasing number of electronic transactions in the industry. Historically, many information technology systems were developed to recognize the year as a two-digit number, with the digits "00" being recognized as the year 1900. The year 2000 presents a number of potential problems for such systems, including potentially significant processing errors or failure. Given our reliance on our computer systems, our results of operations and cash flows could be materially adversely affected by any significant errors or failures.

      We developed and executed a comprehensive plan designed to address the "Year 2000" issue for our in-house and third party technology applications. To date, we have not experienced any significant Year 2000 related disruptions internally or with any other company with which we interact on a regular basis. We will continue to monitor our information technology and non-information technology systems throughout 2000 with respect to Year 2000 issues.

      We incurred costs related to Year 2000 compliance remediation for our own information technology systems and applications of $450,000 in 1999. The amount expended in 1999 represented approximately 9% of our information technology budget.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      Our earnings are affected by changes in interest rates as a result of our dependence upon the issuance of interest-bearing securities and the incurrence of debt to fund our lending activities. Several factors can influence the our ability to manage interest rate risk. First, motor vehicle contracts are purchased at fixed interest rates, while the amounts borrowed under warehouse and credit facilities bear interest at variable rates that are subject to frequent adjustment to reflect prevailing market interest rates. Second, the interest rate demanded by investors in securitizations is a function of prevailing market rates for comparable transactions and the general interest rate environment. Because the motor vehicle contracts originated by us have fixed interest rates, we bear the risk of smaller gross interest rate spreads in the event interest rates increase during the period between the date receivables are purchased and the completion and pricing of securitization transactions.

      We use several strategies to minimize interest rate risk, including the utilization of derivative financial instruments, the regular sale of auto receivables and pre-funding of securitization transactions. Pre-funding securitizations is the practice of issuing more asset-backed securities than the amount of receivables initially sold to the trust. The proceeds from the pre-funded portion are held in an escrow account until additional receivables are sold to the trust in amounts up to the balance of pre-funded escrow account. In pre-funded securitizations, borrowing costs are locked in with respect to the contracts subsequently delivered to the trust. However, we incur an expense in pre-funded securitizations equal to the difference between the money market yields earned on the proceeds held in escrow prior to the subsequent delivery of receivables and the interest rate paid on the asset-backed securities outstanding.

      Derivative financial instruments are utilized to manage the gross interest rate spread on our securitizations. We sell fixed rate auto receivables to the trusts that, in turn, sell fixed rate securities to investors. The fixed rates on securities issued by the trust are indexed to rates on U.S. Treasury Notes with similar average maturities or various London Interbank Offered Rates ("LIBOR"). We periodically execute the sale of forward swap agreements to lock in the indexed rate for specific anticipated securitization transactions. We utilize these derivative financial instruments to modify its net interest sensitivity to levels deemed appropriate based on our risk tolerance. All transactions are entered into for purposes other than trading.

      We received a cash payment net of expenses of $1.8 million in 1999, and made cash payments net of expenses of $4.8 million and $1.3 million in 1998 and 1997, respectively, to settle forward interest rate swap agreements. These amounts were included in the gain on sale of receivables in securitization transactions. Cash payments are recovered over time through a higher gross interest rate spread on the related securitization transaction, while cash receipts are offset through a lower gross interest rate spread on the related securitization transaction. As of December 31, 1999, we had $150.0 million of forward swap agreements outstanding.

      The table below provides information about our derivative financial instruments by expected maturity date as of December 31, 1999 (dollars in thousands). Notional amounts, which are used to calculate the contractual payments to be exchanged under the contracts, represent average amounts that will be outstanding for each of the years included in the table. Notional amounts do not represent amounts exchanged by parties and, thus, are not a measure of our exposure to loss through its use of the agreements.

                                                                         YEARS ENDED DECEMBER 31
                                                  ------------------------------------------------------------------------
                                                                                                                     FAIR
                                                  2000           2001          2002         2003        2004         VALUE
                                                  ----           ----          ----         ----        ----         -----
Interest Rate Swaps:
     Average Notional Amounts ($000's)......      $113,281       $101,563     $ 64,063     $ 26,563    $    781      $ 618
     Average interest rate paid.............          6.48%          6.48%        6.48%        6.48%       6.48%
     Average interest rate received.........       Variable       Variable     Variable     Variable    Variable

      There can be no assurance that our strategies will be effective in minimizing interest rate risk or that increases in interest will not have an adverse effect on our profitability.

                                    BUSINESS

GENERAL

      We are a specialized consumer finance company engaged principally in the business of providing indirect automobile financing to franchised new car dealerships and select used car dealerships throughout the United States. We primarily purchase motor vehicle contracts from such dealerships. We focus our efforts on acquiring motor vehicle contracts that are secured by late model used motor vehicles and, to a lesser extent, new motor vehicles, that were entered into with purchasers whom we believe have favorable credit profiles. We generate revenues primarily through the purchase, warehousing, securitization and ongoing servicing of motor vehicle contracts. Since we started purchasing, originating and servicing motor vehicle contracts in February 1994, we have purchased or originated more than $3.8 billion in motor vehicle contracts from approximately 7,600 dealers, and we have expanded our operations from a single office in Orange County, California to major markets throughout the United States.

BACKGROUND

      We were incorporated in California in 1993 and reincorporated in Delaware in 1996 in connection with our initial public offering of common stock in March 1996. We are headed by a management team with extensive experience in the origination, acquisition, and servicing of indirect and direct automobile contracts and loans, and who, from 1985 to present, have actively participated in a number of public securitizations of motor vehicle contracts. Our principal executive offices are located at 27051 Towne Centre Drive, Suite 100, Foothill Ranch, California, 92610.

MARKET AND COMPETITION

      We operate in a highly competitive market. A variety of financial entities, including the captive finance affiliates of major automotive manufacturers, banks, savings associations, independent finance companies, credit unions and leasing companies, have historically serviced the automobile finance market. A number of our competitors have greater financial resources than us. Many of our competitors also have long-standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing or services not provided by us.

      We compete for the purchase of motor vehicle contracts which meet our underwriting criteria on the basis of emphasizing strong relationships with our dealership customer base through our local presence. We support our dealership customer base with an operation that is open seven days a week and that has the ability to finalize purchases of motor vehicle contracts on weekends. We believe that our strong personal relationships with, and our level of service to, the dealerships in our customer base provide us with a competitive advantage.

BUSINESS STRATEGY

      Our principal objective is to become one of the leading sources of near-prime auto lending in the United States by leveraging the experience of our senior management team in this industry. We seek to maintain and increase profitability through the implementation of the following strategies:

- Targeted Market and Product Focus. We have positioned ourselves as one of the lowest loan-to-value and payment-to-income lenders in the near-prime auto finance market. We target the near-prime auto lending market because we believe that it produces greater origination and operating efficiencies than does the sub-prime lending market. We focus on late model used motor vehicles, rather than new motor vehicles, because we believe the risk of loss on used vehicles is lower due to lower depreciation rates. Furthermore, motor vehicle contracts secured by used motor vehicles generally bear interest at rates that are higher than new motor vehicle contracts. In addition, we believe that the late model used motor vehicle finance market is growing at a faster rate than is the finance market for new motor vehicles.

- Localized Dealership Service. We provide a high level of service to our dealership base by marketing to and servicing dealerships on a local level through our auto finance centers. We strategically locate our auto finance centers in geographic areas with many dealerships in order to facilitate personal service in the local markets, including consistent buying practices, operations open seven days a week, competitive rates, fast turnaround time and systems designed to expedite the processing of motor vehicle contract applications. This personal service is provided by a team of experienced account managers with an established reputation for responsiveness and integrity who call on dealerships in a consistent and professional manner. We believe that our local presence and service provide the opportunity to build strong and lasting relationships with dealerships.

- Expansion of Dealership Customer Base. We establish active relationships with a substantial percentage of franchised dealerships in the regions in which we do business through our auto finance centers. We intend to establish additional dealer relationships as we continue our expansion plans in the future.

- Maintenance of Underwriting Standards and Portfolio Performance. We have developed an underwriting process that is designed to achieve attractive yields while minimizing delinquencies and losses. Based on our belief that a standardized commercially available credit scoring system is a less effective means of assessing credit risk, especially in the near-prime sector, we employ experienced credit managers in the local auto finance centers to purchase motor vehicle contracts satisfying our custom underwriting criteria. Our credit managers and account managers are compensated as a team and their compensation relies, in part, upon the quality of underwriting of the motor vehicle contracts they approve. We also audit most motor vehicle contracts that we purchase within days of their origination to further assure adherence to our underwriting guidelines. To further monitor the integrity of the underwriting process, we regularly track the delinquency and loss rates of motor vehicle contracts purchased by each credit and account manager team.

- Technology-Supported Operational Controls. We have developed and instituted control and review systems that enable us to monitor both our operations and the performance of the motor vehicle contracts we service. These systems allow us to monitor motor vehicle contract production, yields and performance on a daily basis. We believe that our information systems not only enhance our internal controls but also allow us to significantly expand our servicing portfolio without a significant corresponding increase in labor costs.

- Liquidity Through Warehousing and Securitizations. Our strategy is to complete securitizations on a regular basis and to use warehouse credit facilities to fund the acquisition or origination of motor vehicle contracts prior to securitization. To fund dealer participation and finance daily operations, we rely to a significant extent on credit facilities that are collateralized by our retained interest in securitized assets. We also utilize both securitization and hedging strategies to leverage our capital efficiently and substantially reduce our interest rate risk.

OPERATIONS

      Dealership Marketing and Service

      We have auto finance centers located throughout the United States and, as of December 31, 1999, had relationships with approximately 7,600 dealerships in our active dealership customer base located in these regions. Of these dealerships, approximately 89% are franchised and approximately 11% are independent automobile dealerships. We believe that franchised and select independent automobile dealerships are most likely to provide us with motor vehicle contracts that meet our underwriting standards.

      We have significantly expanded our customer base of automobile dealerships, and have substantially increased our monthly motor vehicle contract purchases and originations and the size of our servicing portfolio. The following table sets forth information about our motor vehicle contracts and auto finance centers as of the dates indicated:

                                                                          FOR THE YEARS ENDED
                                                 ----------------------------------------------------------------------
                                                 DECEMBER 31,  DECEMBER 31,  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                    1995          1996          1997           1998            1999
                                                 ------------  ------------  ------------   ------------   ------------
                                                                        (DOLLARS IN THOUSANDS)
Number of auto finance centers .............             5             9            10              14              17
Number of contracts purchased ..............        16,571        26,244        50,214          86,150         127,628
Dollar volume of contracts
    collateralized by new vehicles .........      $ 39,706      $ 68,654      $129,178      $  186,654      $  245,058
Dollar volume of contracts
    collateralized by used vehicles.........      $159,691      $251,186      $476,727      $  851,881      $1,313,946
Dollar volume of contracts .................      $199,397      $319,840      $605,905      $1,038,535      $1,559,004
Average dollar volume of contracts
    per auto finance center ................      $ 39,879      $ 35,538      $ 60,591      $   74,181      $   91,706
Number of active dealerships ...............           769         1,471         2,846           5,401           7,617
Servicing portfolio (at period end) ........      $218,207      $400,665      $757,277      $1,345,961      $2,133,460

      Our growth objectives over the next 12 months are to open additional auto finance centers in major markets within the United States and to further develop relationships with existing dealerships in the markets where we are currently doing business.

      Our account managers work from our auto finance centers to solicit, enroll and educate new dealerships as well as to maintain relationships with our existing dealership customer base. Each account manager visits dealership finance managers at each targeted dealership in his or her territory and presents information about our dealership services. Our dealership services include service hours seven days a week and the ability to rapidly respond to credit applications. Our account managers educate the dealership finance managers about our underwriting philosophy, including our preference for near-prime quality motor vehicle contracts collateralized by late model used motor vehicles and our practice of using experienced credit managers, rather than sole reliance upon computerized scoring systems, to review applications.

      Our account managers also advise the dealership finance managers regarding our commitment to serve a broad scope of qualified borrowers through our three near-prime auto lending programs: the "Premier," the "Preferred,"and the "Standard" Programs. Our Premier Program allows us to market lower interest rates in order to capture customers of superior credit quality. Our Preferred Program allows us to offer motor vehicle contracts at higher interest rates to borrowers with proven credit quality. Our Standard Program allows us to assist qualified borrowers, who may have experienced previous credit problems or have not yet established a significant credit history, at interest rates higher than our other programs.

      We enter into non-exclusive dealership agreements containing certain representations and warranties by the dealership about the motor vehicle contracts. After this relationship is established, our account managers continue to actively monitor the relationship to meet our objectives with respect to the volume of applications satisfying our underwriting standards. Due to the non-exclusive nature of our relationships with dealerships, the dealerships retain discretion to determine whether to solicit financing from us, or from another source or sources, for a customer seeking to finance a vehicle purchase. Our account managers regularly telephone and visit finance managers to reinforce to them our objectives and to answer any questions they may have. To increase the effectiveness of these contacts, our account managers can obtain real-time information from our management information systems listing, by dealership, the number of applications submitted, our response and the reasons why a particular application was rejected. We believe that the personal relationships our account managers, credit managers and auto finance center managers establish with the finance managers at the dealerships are a significant factor in creating and maintaining productive relationships with our dealership customer base.

UNDERWRITING AND PURCHASING OF CONTRACTS

      Our underwriting standards are applied by experienced credit managers with a personal, hands-on analysis of the creditworthiness of each applicant, rather than sole reliance upon standardized commercially available credit scoring systems as used by several of our competitors. We believe that credit-scoring systems may approve applicants who are in fact not creditworthy while denying credit to others who may be an acceptable credit risk for the interest rate being charged. In addition, we believe that we can enhance the relationship with our dealership and consumer customer base by having our credit managers utilize a rules and exception based credit and audit system to personally review each application and communicate to the submitting dealership the results of the review, including the reasons why a particular application may have been declined. This practice encourages the dealership finance managers to submit motor vehicle contracts meeting our underwriting standards, thereby increasing our operating efficiency. In order to ensure consistent application of our underwriting standards as our volume of motor vehicle contract purchases increases, we have a formal internal training program for new and existing account managers and credit managers.

      We primarily purchase motor vehicle contracts from obligors who have near-prime credit. While we are typically classified by analysts in an industry group known as "Automobile Specialty Finance," which includes prime lenders, near-prime lenders and sub-prime lenders, we do not generally compete with sub-prime lenders. Moody's Investors Service, Inc. defines these various credit classifications as follows:

     CREDIT            IMPLIED         STATIC POOL(1)                               BANKRUPTCY              LENGTH OF
    CATEGORY         CREDIT GRADE         LOSSES(%)        DISCOUNTS(%)              TOLERANCE           CLEAN CREDIT(2)
----------------- ------------------ ------------------ ------------------   ------------------------   ------------------
      Prime             A+ to B              <3                none                    none                  > 5 years
   Near-Prime          B- to C+            3 to 7              none             > 2 years discharged       2 to 5 years
    Subprime            C to C-            7 to 15             < 10            1 to 2 years discharged      1 to 2 years
                       D+ to D-           15 to 25           10 to 30           < 1 year discharged          < 1 year
      "EZ"              E to Z            25 to 50           30 to 50               irrelevant                 none

-----------------

(1) Static pools reveal loss and delinquency characteristics for pools of receivables from a common origination period such as monthly or quarterly.

(2) "Clean" credit is a relative term, and its meaning changes depending on the credit category.

Source: 1998 Year in Review and 1999 Outlook: Subprime and Near-Prime Auto Credits, Moody's Investors Service, Inc.

      The underwriting process begins when an application is faxed by a dealership to a central toll-free number at the corporate headquarters, where it is input into our front-end application processing system. Each application is evaluated by a credit manager in the local auto finance center or corporate headquarters using uniform underwriting standards developed by us. These underwriting standards are intended to assess the applicant's ability to timely repay all amounts due under the motor vehicle contract and the adequacy of the financed vehicle as collateral. Among the criteria considered by our credit managers in evaluating each application are:

- the stability of the applicant with specific regard to his or her occupation, length of employment and length of residency;

- the applicant's payment history based on information known directly by us or as provided by various credit reporting agencies with respect to present and past debt;

- a debt service-to-gross monthly income ratio test, which generally is not to exceed 45%;

-     a payment-to-income test, generally not to exceed 15%;

- the principal amount of the motor vehicle contract taking into account the age, type and market value of the related financed vehicle.

      To evaluate credit applications, the credit manager reviews, among other things, on-line information, including reports of credit reporting agencies, nationally recognized vehicle valuation services, and ownership of real estate listed on an application. Our wide area network permits a credit manager in any auto finance center, or the corporate headquarters, to access an application on a real-time basis. This computer network enables senior management to efficiently review and approve motor vehicle contracts requiring approval and permits us to seamlessly shift underwriting work among any of the auto finance centers to increase operating efficiency. Finally, our computer network permits daily review by senior management of operating results sorted by any number of variables, including by credit manager, auto finance center, or auto dealership.

      The funds we advance to purchase a motor vehicle contract generally do not exceed:

- for a new financed vehicle, the dealer's invoice plus taxes, title and license fees, any extended warranty and credit and any other insurance; or

- for a used financed vehicle, the wholesale value assigned by a nationally-recognized used-car value guide, plus taxes, title and license fees, any extended warranty and credit and any other insurance.

      However, the actual amount we advance for a motor vehicle contract is often less than the maximum permissible amount depending on a number of factors, including:

-     the length of the motor vehicle contract term;

-     the make, model and year of the financed vehicle; and

-     the creditworthiness of the obligor.

      We make these adjustments to insure that the financed vehicle constitutes adequate collateral to secure the motor vehicle contract. Based upon the dealer invoice for new cars and the wholesale value for used cars reported in nationally recognized used car value guides, the motor vehicle contracts we purchased in 1999 had an average loan to value ratio that we believe is one of the lowest in the industry.

      Once review of an application is completed, our credit manager, via an electronic system, communicates his or her decision to the dealership specifying approval, conditional approval (such as an increase in the downpayment, reduction in the term of the financing, or the addition of a co-signer to the motor vehicle contract), or denial.

      The dealership is required to deliver the necessary documentation for each motor vehicle contract we approve for purchase to the originating auto finance center, which consists of:

-     a signed credit application;

-     the only original and a copy of the executed motor vehicle contract;

-     an agreement by the obligor to provide insurance;

-     a report of sale or guarantee of title;

-     an application for registration;

-     a co-signer notification, if applicable;

- a copy of any supplemental warranty purchased with respect to the financed vehicle;

-     acceptable vehicle valuation documentation; and

-     any other required documentation.

      Once this documentation is in hand for filing, the file is forwarded for a pre-funding audit. We audit such documents for completeness and consistency with the application, providing final approval for purchase of the motor vehicle contract once these requirements have been satisfied. The completed motor vehicle contract file is then promptly forwarded to our corporate headquarters.

      The auto finance center purchasing the motor vehicle contract funds the purchase and pays a dealer participation fee, if any. We compute the dealer participation fee by calculating the interest rate differential between the interest rate charged by the dealership to the purchaser and the buy rate that we offer to the dealership for that motor vehicle contract. The dealership can receive 100% of the dealer participation and we are entitled to recover from the dealership the unearned portion of the dealer participation over the life of the motor vehicle contract in the event of a prepayment of the purchased motor vehicle contract or charge-off of the motor vehicle contract. We also offer three other participation methods in which we pay less than 100% of the dealer participation but for which the dealership is under no obligation to refund any unearned participation if the contract defaults or pre-pays after the expiration of a set period of time after the motor vehicle contract purchase date.

      We conduct a post-funding credit review of most of our motor vehicle contracts. In the review, the approved application is re-examined to be certain it complies with our underwriting requirements. The results of these reviews are then reviewed by our senior management to ensure consistent application of our underwriting standards.

      We employ a compensation system for our credit managers, account managers and auto finance center managers designed to reward those employees whose motor vehicle contract purchases meet our volume and yield objectives while preserving credit quality. Generally, these bonuses, which are payable monthly, may constitute up to 40% of an employee's compensation and are initially calculated based on the volume of motor vehicle contracts purchased and the yield on such motor vehicle contracts. This bonus amount is reduced if our post-funding credit review reveals that a portion of the purchased motor vehicle contracts did not satisfy our underwriting standards. Under this system, 50% of the bonus payment is based on attainment of account manager or credit manager team objectives, as applicable, and 50% is based on attainment of the auto finance center objectives. We believe this incentive compensation system motivates employees to purchase only those near-prime quality motor vehicle contracts that meet our objectives of increasing volume at targeted yields while preserving credit quality.

      The following table sets forth information about our motor vehicle contracts as of the dates indicated:

                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                           ----------------------------------------------------------------
                                                             1995         1996         1997          1998           1999
                                                           --------     --------     --------     ----------     ----------
                                                                                (DOLLARS IN THOUSANDS)
Contracts purchased ...................................    $199,397     $319,840     $605,905     $1,038,535     $1,559,004
Average contract amount ...............................    $   12.0     $   12.2     $   12.1     $     12.1     $     12.2
Weighted average initial term (months) ................        55.5         56.2         57.0           57.5           57.0
Weighted average annual percentage rate ...............       15.00%       14.72%       14.66%         14.72%         14.77%
Percentage of dollar amount of contracts
  collateralized by new motor vehicles purchased ......       19.91%       21.47%       21.32%         17.97%         15.72%
Percentage of dollar amount of contracts
  collateralized by used motor vehicles
  purchased ...........................................       80.09%       78.53%       78.68%         82.03%         84.28%

      Periodically, we perform an analysis of our servicing portfolio to evaluate the effectiveness of our underwriting guidelines. If external economic factors, credit delinquencies or credit losses change, we may adjust our underwriting guidelines to maintain the asset quality deemed acceptable by our management.

SERVICING PROCEDURES

      We service all motor vehicle contracts in our servicing portfolio. To reduce the costs of our servicing operations, we have outsourced certain data processing and billing functions related to our servicing. This includes a three-year contract expiring in 2000 with a service bureau to provide certain loan accounting, reporting, collections and servicing functions. We intend to take these functions in-house at the expiration of this contract. Through these service providers, we mail to each obligor a monthly billing statement 20 days prior to the due date. We believe this method has proven to be more effective in controlling delinquency, and therefore losses, than payment coupon books which are delivered to the obligor at the time the motor vehicle contract is purchased. We charge a late fee, where allowed by law, on any payment received after the expiration of the statutory or contractual grace period. Most payments from obligors are deposited directly into a lockbox account while the remainder of payments are received directly by us and promptly deposited by us into the lockbox account.

      Under the terms of our credit facilities and securitization trusts, we act as servicer with respect to all motor vehicle contracts purchased or originated in our servicing portfolio. We receive servicing fees for servicing securitized motor vehicle contracts equal to one percent per annum of the outstanding principal balance of such motor vehicle contracts. We service the securitized motor vehicle contracts by collecting payments due from obligors and remitting such payments to the applicable trustee in accordance with the terms of the servicing agreements. We maintain computerized records with respect to each motor vehicle contract to record receipts and disbursements and to prepare related servicing reports.

COLLECTION PROCEDURES

      We perform collection activities with respect to delinquent motor vehicle contracts at our collection center located in Foothill Ranch, California. Collection activities include prompt investigation and evaluation of the causes of any delinquency. An obligor is considered delinquent when he or she has failed to make at least 90% of a scheduled payment under the motor vehicle contract within 30 days of the related due date.

      To automate our collection procedures, we use features of the computer system of our third party service bureau to provide tracking and notification of delinquencies. The collection system provides relevant obligor information, including current addresses, phone numbers and loan information, and records of all motor vehicle contracts. The system also maintains a record of an obligor's promise to pay and affords supervisors the ability to review collection personnel activity and to modify collection priorities with respect to motor vehicle contracts. We are currently evaluating the feasibility of bringing these operations in-house.

      We utilize a predictive dialing system located at our Foothill Ranch Collection Center to make phone calls to obligors whose payments are past due by more than eight days but less than 30 days. The predictive dialer is a computer-controlled telephone dialing system which dials phone numbers of obligors from a file of records extracted from the motor vehicle contract database. By eliminating time wasted on attempting to reach obligors, the system gives a single collector, on average, the ability to speak with and work 200 to 250 accounts per day. Once a live voice responds to the automated dialer's call, the system automatically transfers the call to a collector and the relevant account information to the collector's computer screen. The system also tracks and notifies collections management of phone numbers that the system has been unable to reach within a specified number of days, thereby promptly identifying for management all obligors who cannot be reached by telephone.

      Once an obligor is 20 days or more delinquent, his or her account is assigned to a specific collector at our collection center in Foothill Ranch who has primary responsibility for such delinquent account until it is resolved. To expedite collections from late paying obligors, we use Western Union "Quick Collect", which allows an obligor to pay, at numerous locations, any late payments which are in turn wired daily to our lockbox account by Western Union. We also use a Western Union payment system that allows an obligor to authorize us to present a draft directly to the obligor's bank for payment to us.

      Generally, after a scheduled payment under a motor vehicle contract continues to be past due for between 45 and 60 days, we will initiate repossession of the financed vehicle. However, if a motor vehicle contract is deemed uncollectible, if the financed vehicle is deemed by collection personnel to be in danger of being damaged, destroyed or made unavailable for repossession, or if the obligor voluntarily surrenders the financed vehicle, we may repossess it without regard to the length or existence of payment delinquency. Repossessions are conducted by third parties that are engaged in the business of repossessing vehicles for secured parties. Under the laws of most states, after repossession, the obligor generally has an additional period of time to redeem the financed vehicle before we may resell the financed vehicle in an effort to recover the balance due under the motor vehicle contract.

      Losses may occur in connection with delinquent motor vehicle contracts in other ways, including the inability to locate the financed vehicle or the obligor, or because of a discharge of the obligor indebtedness in a bankruptcy proceeding. Losses of this nature are recognized at the time a motor vehicle contract is deemed uncollectible or during the month a scheduled payment under a motor vehicle contract becomes 150 days or more past due. If the proceeds from the sale of a repossessed vehicle fall short of the balance due on the motor vehicle contract, we will experience a loss. Our current policy is to recognize losses on repossessed vehicles in the month in which the vehicle is sold or in which the scheduled payment becomes 120 days delinquent, whichever occurs first. Losses may occur in connection with delinquent motor vehicle contracts for which the vehicle was not repossessed, either because of a discharge of the obligor's indebtedness in a bankruptcy proceeding or due to our inability to locate the financed vehicle or the obligor. In these cases, losses are recognized at the time a motor vehicle contract is deemed uncollectible or during the month a scheduled payment under the motor vehicle contract becomes 150 days past due, whichever occurs first.

      Upon repossession and sale of the financed vehicle, any deficiency remaining is pursued against the obligor to the extent deemed practical by us and to the extent permitted by law. Our loss recognition and collection policies and practices may change over time in accordance with our business judgment.

MODIFICATIONS AND EXTENSIONS

      We offer certain credit-related extensions to obligors. Generally, we offer these extensions only when all of the following conditions are met and there has been no more than one credit-related extension not exceeding two months granted on the motor vehicle contract in the immediately preceding twelve months:

- we believe that the obligor's financial difficulty has been resolved or will no longer impair the obligor's ability to make future payments;

-     the extension will result in the obligor's payments being brought current;

- the total number of credit-related extensions granted on the motor vehicle contract will not exceed three and the total credit-related extensions granted on the motor vehicle contract will not exceed three months in the aggregate; and

- we, or our assignee, have held the motor vehicle contract for at least six months.

      Any deviation from this policy requires the concurrence of a collection supervisor, our collection manager and our Executive Vice President, Collections. The total number of annual extensions was less than 4% of the number of motor vehicle contracts in our servicing portfolio for the years ending December 31, 1998 and December 31, 1999.

INSURANCE

      Each motor vehicle contract requires the obligor to obtain comprehensive and collision insurance with respect to the related financed vehicle with us named as a loss payee. In the event that the obligor fails to maintain the required insurance, however, we have purchased limited comprehensive and collision insurance, referred to as our "blanket insurance policy" coverage. Our blanket insurance policy provides us with protection on each uninsured or underinsured financed vehicle against total loss, damage or theft. We have obtained our blanket insurance policy from Great American Insurance Companies. For our blanket insurance policy, we are assessed a premium based on the size of our servicing portfolio. In 1998, we created an insurance tracking department at our corporate headquarters. This function has helped reduce our exposure to uninsured motorists, through our prompt follow-up on non-compliant obligors.

FINANCING AND SALE OF CONTRACTS

      We finance our acquisition and origination of motor vehicle contracts primarily through our warehouse credit facilities and through securitizations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "--Securitizations."

GOVERNMENT REGULATION

      Our operations are subject to regulation, supervision, and licensing under various federal, state and local statutes, ordinances and regulations. We are required to comply with the laws of those states where we conduct operations. We believe that we are in compliance with these laws and regulations.

      Consumer Protection Laws

      Federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Federal Reserve Board's Regulations B and Z, states' adaptations of the Uniform Consumer Credit Code and of the Uniform Commercial Code, or UCC, and state motor vehicle retail installment sales acts and other similar laws. These laws, among other things, require us to provide certain disclosures to applicants, prohibit misleading advertising and protect against discriminatory financing or unfair credit practices. The Truth in Lending Act and Regulation Z promulgated thereunder require disclosure of, among other things, the payment schedule, the finance charge, the amount financed, the total of payments and the annual percentage rate charged on each retail installment contract. The Equal Credit Opportunity Act prohibits creditors from discriminating against applicants (including retail installment contract obligors) on the basis of race, color, sex, age (provided the applicant has the capacity to contract), marital status, religion, national origin, the fact that all or part of the applicant's income derives from a public assistance program, or the fact that the applicant has in good faith exercised any right under the Consumer Credit Protection Act. Under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. The rules of the Federal Trade Commission, or FTC, limit the types of property a creditor may accept as collateral to secure a consumer contract and the holder in due course rule provides for the preservation of the consumer's claims and defenses when a consumer obligation is assigned to a subject holder. With respect to used vehicles specifically, the FTC requires that all sellers of used vehicles prepare, complete and display a buyer's guide which explains any applicable warranty coverage for such vehicles. Also, some state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, these provisions could affect our ability to enforce motor vehicle contracts we purchase or originate.

      Certain laws enacted by the federal government and various states including "lemon laws" provide certain rights to purchasers with respect to motor vehicles that fail to satisfy express warranties. The application of such lemon laws or violation of such other federal and state laws may give rise to a claim or defense of an obligor against a dealership and its assignees, including us. The dealer agreements contain representations and warranties by the dealership that, as of the date of the assignment of motor vehicle contracts, no such claims or defenses have been asserted or threatened with respect to such motor vehicle contracts and that all requirements of such federal and state laws have been complied with in all material respects. Although a dealership would be obligated to repurchase motor vehicle contracts that breached such representations and warranties, there can be no assurance that the dealership will have the financial resources to satisfy its repurchase obligations to motor vehicle contracts.

      Soldiers' and Sailors' Civil Relief Act

      The Soldiers' and Sailors' Civil Relief Act of 1940, as amended imposes certain limitations upon the actions of creditors with respect to persons serving in the armed forces of the United States and, to a more limited extent, their dependents and guarantors and sureties of debt incurred by such persons. This act is designed to allow relief to obligor servicemen and servicewomen whose ability to meet their loan obligations is materially affected by their being called to active duty in the armed forces. With respect to obligors who are in the armed forces when a loan obligation is incurred, this act provides protection when the military service, in fact, has prevented or is preventing those obligors who are members of the armed forces from meeting their loan obligations. Among other things, this act can, with respect to obligors falling within its scope, limit the interest rate of an obligor's motor vehicle contract to 6% per annum and restrict our ability to repossess the motor vehicle securing an obligor's motor vehicle contract following a default.

      Security Interest in Vehicles

      Installment sales contracts such as those purchased by us evidence the credit sale of automobiles, light duty trucks and vans by dealerships to obligors. The motor vehicle contracts also constitute personal property security agreements and include grants of security interests in the motor vehicles under the UCC. Perfection of security interests in the motor vehicles is generally governed by the motor vehicle registration laws of the state in which the motor vehicle is located. In California, a security interest in a motor vehicle is perfected by notation of the secured party's lien on the motor vehicle's certificate of title. The motor vehicle contracts prohibit the sale or transfer of the financed vehicle without our consent.

      As servicer for motor vehicle contracts sold in securitizations, we are obligated to take appropriate steps, at our own expense, to maintain perfection of security interests in the financed vehicles. In securitization transactions, we assign our security interest in the financed vehicles to the trustee for the securitization trust. Because of administrative inconvenience and expense, amended certificates of title are not obtained reflecting the trustee's interest. It is possible that failure to obtain amended certificates of title could in certain circumstances adversely affect our ability as servicer to recover the collateral value of the financed vehicle on behalf of the securitization trust. Future servicing cash flows from the securitization trusts to us could be adversely affected to that extent. We have not, however, experienced any significant problems enforcing liens on financed vehicles securing motor vehicle contracts we have securitized.

      Under the laws of most states, including California, the perfected security interest in a motor vehicle continues for four months after the motor vehicle is moved to a new state. Most states require surrender of a certificate of title to re-register a motor vehicle. Since we will have our lien noted on the certificates of title, in most cases it, as lienholder, will have the opportunity to re-perfect its security interest in the state of relocation. In states that do not require a certificate of title for registration of a motor vehicle, re-registration could defeat protection.

      Under the laws of most states, including California, liens for vehicle repairs and unpaid taxes take priority over a perfected security interest. Liens for repairs or taxes could arise at any time during the term of a motor vehicle contract without notice to us.

      Secured Party Rights and Obligations

      In the event of a default by an obligor, we have all of the remedies of a secured party under the UCC, except where specifically limited by other state laws. The remedies of a secured party under the UCC generally include the right to repossession by self-help, unless such self-help would constitute a breach of the peace. The UCC requires a secured party who has repossessed collateral to provide an obligor with reasonable notice of the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held. Under such laws, the obligor has the right to redeem the collateral prior to actual sale.

      The proceeds from the resale of a financed vehicle generally will be applied first to the expenses of repossession and resale and then to the satisfaction of the obligation evidenced by the applicable motor vehicle contract. A deficiency judgment can be sought in most states subject to the requirement that the sale be commercially reasonable and to the satisfaction of any statutory procedural requirements by the secured party. Generally, any surplus must be remitted to any holder of a junior lien with respect to the financed vehicle and if no such lienholder exists, the secured party must remit the surplus to the former owner of the financed vehicle.

      In addition, numerous other statutory provisions, including the federal bankruptcy law and related laws, may interfere with or affect our ability to realize upon collateral or enforce a deficiency judgment. The repossession process and the costs associated therewith generally result in losses on the underlying motor vehicle contracts, and such losses generally reduce the amount available for distribution from the related spread accounts of securitizations.

      Although we believe that we are currently in compliance with applicable statutes and regulations, there can be no assurance that we will be able to maintain such compliance. The failure to comply with such statutes and regulations could have a material adverse effect upon us. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements could have a material adverse effect upon us.

LITIGATION

      As a consumer finance company, we are subject to various consumer claims and litigation seeking damages and statutory penalties based upon, among other things, disclosure inaccuracies and wrongful repossession, which could take the form of a plaintiff's class action complaint. We, as the assignee of finance contracts originated by dealers, may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. The damages and penalties claimed by consumers in these types of matters can be substantial. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages. We are a defendant in three consumer class action lawsuits, one of which was served in 2000. One such proceeding served in 1999, in which we are a defendant, has been brought as a putative class action and is pending in the State of California. A class has yet to be certified in this case in which the plaintiffs allege certain defects in post-repossession notice forms in the State of California. Another proceeding also served in 1999, in which we are a defendant, has been brought as a putative class action and is also pending in the State of California. A class was certified in 2000; in the matter, the plaintiffs raise issues regarding the payment of dealer participation to dealers.

      We believe that we have taken prudent steps to address the litigation risks associated with our business activities. However, there can be no assurance that we will be able to successfully defend against all such claims or that the determination of any such claim in a manner adverse to us would not have a material adverse effect on our automobile finance business.

      On January 25, 2000, a putative class action complaint was filed against us and certain of our officers and directors alleging violations of Section 10(b) and 20(a) of the Securities and Exchange Act of 1934 arising from our use of the cash-in method of measuring and accounting for credit enhancement assets in our financial statements. We believe that our previous use of the cash-in method of measuring and accounting for credit enhancement assets was consistent with then current generally accepted accounting principles and accounting practices of other finance companies. As required by Financial Accounting Standards Board's Special Report, "A Guide to Implementation of Statement 125 on Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, Second Edition," dated December 1998 and related statements made by the staff of the Securities and Exchange Commission, we retroactively changed the method of measuring and accounting for credit enhancement assets to the cash-out method and restated our financial statements for 1996, 1997 and the first three fiscal quarters of 1998. We intend to vigorously defend against the complaint.

      In our opinion, the resolution of the proceedings in this section will not have a material adverse effect on our financial position, results of operations or liquidity.

EMPLOYEES

      We employ personnel experienced in all areas of loan origination, documentation, collection and administration. We employ and train specialists in loan processing and servicing with minimal crossover of duties. At December 31, 1999, we had 715 full-time employees, none of whom were covered by collective bargaining agreements. We believe we have good relationships with our employees.

PROPERTIES

      We did not own any real property on December 31, 1999. In January 1999, we moved into our new headquarters in Foothill Ranch, California after signing a 10-year lease for approximately 82,000 square feet of office space. We also lease office space for our auto finance centers. The average size of such centers is generally four to five thousand square feet. One auto finance center is located in the corporate headquarters building.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

      The following table sets forth information concerning our directors and executive officers:

Name                          Age     Position
----                          ---     --------
Thomas C. Stickel             51      Chairman of the Board
John W. Hall                  38      President, Chief Executive Officer and Director
Don P. Duffy                  45      Executive Vice President, Chief Financial Officer and Director
Bruce R. Hallett              44      Director
G. Bradford Jones             45      Director
C. Thomas Meyers              61      Director
Frank L. Marraccino           44      Executive Vice President
Eugene J. Warner, Jr.         56      Executive Vice President
Todd A. Pierson               37      Senior Vice President
Michael A. Krahelski          44      Secretary, Senior Vice President and General Counsel
Vincent M. Scardina           44      Senior Vice President, Controller and Treasurer


      Our Certificate of Incorporation, as amended, and our Amended and Restated Bylaws, provide for the Board of Directors to be divided into three classes, with each class to be as nearly equal in number of directors as possible. At each annual meeting of the stockholders, the successors to the class of directors whose term expires at the time are elected to hold office for a term of three years, or until their respective successors are elected and qualified, so that the term of one class of directors expires at each such annual meeting. The terms of office expire as follows: Mr. Jones, Class 1, 2002; Mr. Hallett and Mr. Duffy, Class 2, 2000; and Mr. Stickel, Mr. Hall and Mr. Meyers, Class 3, 2001.


      In order that each class of directors will be comprised as nearly as practicable of an equal number of directors, we intend to call for a vote at our annual meeting to be held on May 31, 2000 to reassign Mr. Meyers to Class 1 and to elect Mr. Duffy to serve an additional three year term expiring in 2003. Bruce R. Hallett a Class 2 director, advised us that he will not stand for election at the annual shareholders meeting and has requested that we withdraw his name from the nomination and we have done so. Assuming, as recommended by the Board of Directors. Mr. Duffy is elected and Mr. Meyers is reassigned to Class 1, the composition of the Board following the annual meeting will be as follows:

      Class 1 (2002)            Class 2 (2003)          Class 3 (2001)
      --------------            --------------          --------------
      Thomas Meyers               Don Duffy             John Hall
      Bradford Jones                                    Thomas Stickel

      Officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among the directors or executive directors, other than our CEO, John W. Hall, and our Senior Vice President Todd
A. Pierson, who are brothers-in-law. A brief biography of each director and executive officer follows:

      Bruce R. Hallett, a Class 2 director, advised us that he will not stand for election at the annual shareholders meeting and has requested that we withdraw his name from the nomination and we have done so.


      THOMAS C. STICKEL has served as a director since April 1995 and as our Chairman of the Board since May, 1996. Mr. Stickel is the chairman, founder, and CEO of University Ventures Network, a company providing capital and corporate advice to major research universities in support of their technological discoveries. Mr. Stickel is also the founder and former Chairman of American Partners Capital Group, Inc., T.C.S. Enterprises, Inc., Bank of Southern California and Point Loma Savings. He currently serves on the board of directors of Sempra Energy, San Diego Gas and Electric and Southern California Gas Companies and Blue Shield of California, and is Chairman of eBuilt Corporation. Mr. Stickel serves on the boards of directors of several non-profit entities as well, including the California Chamber of Commerce, where he is also a Vice President, and the Del Mar Thoroughbred Club. Finally, he is the founder of the Stickel Christian Foundation.


      JOHN W. HALL has served as our president, and as a director, since August 1993, and as our chief executive officer since September 1996. From 1988 to 1993, Mr. Hall was the M.I.S. director of Western Financial Bank, developing and implementing operational technology with an emphasis on the auto finance division. From 1985 to 1988, Mr. Hall was a founder and president of Micro Advantage, a developer and seller of software products for the business education industry. From 1983 to 1985, Mr. Hall was a consultant to several school districts in Southern California. Mr. Hall received a B.S. in computer information services from California State Polytechnic University.

      DON P. DUFFY has served as an executive vice president and as our chief financial officer since October 1993 and as a director since January, 1997. From 1988 to October 1993, Mr. Duffy was a senior manager for Ernst & Young, specializing in the financial services industry. As senior manager as Ernst & Young, Mr. Duffy was responsible for managing engagements with banks, savings institutions and finance companies with assets ranging from $100 million to $3 billion. Mr. Duffy was responsible for the public offering of over $2 billion of automobile loan collateralized bonds and pass-through certificates. From 1981 through 1988, Mr. Duffy held other positions with Ernst & Young and its predecessor.


      BRUCE R. HALLETT has served as a director since November 1993. Since February 1993, Mr. Hallett has been a partner in the law firm of Brobeck, Phleger & Harrison, LLP and Managing Partner at the firm's Orange County office from 1995 to August 1999. Since August 1999 he has served on Brobeck's firmwide policy committee. He also serves on the board of directors of two privately-held companies.


      G. BRADFORD JONES has served as a director since November 1993. He is a managing director of Redpoint Ventures, a venture capital firm which invests in internet communications, media and commerce companies. Mr. Jones is also a general partner with Brentwood Venture Capital, which he joined in 1981. Mr. Jones currently serves on the board of directors of Stamps.com, an internet mailing and shipping services company, Digital Island, a global network for content hosting and secure delivery for e-commerce companies and several privately held companies. Mr. Jones received a B.S. in chemistry from Harvard College, an M.S. in physics from Harvard University and a J.D./M.B.A. from Stanford University.

      C. THOMAS MEYERS has served as a director since his appointment in June 1998 to fill a vacancy on our board. Mr. Meyers retired from Capital Markets Assurance Corporation ("CapMAC") in 1998 where he was Managing Director, Credit Enhancement. A 1960 graduate of Notre Dame University, Mr. Meyers has been in the financial services business most of his career including 13 years at General Electric Capital Corporation where he held various positions. Mr. Meyers was the chief financial officer for the consumer division of GE Capital prior to joining CapMAC in 1987. In 1992, Mr. Meyers and 7 others participated in the acquisition of CapMAC, in a leveraged buy-out, from Citicorp. CapMAC went public on the New York Stock Exchange in 1995 and was acquired in 1998 by MBIA.


      FRANK MARRACCINO has served as an executive vice president since 1996 and was senior vice president from 1993 to 1996. Mr. Marraccino is responsible for the operations of all of our auto finance centers and the purchase of motor vehicle contracts nationwide. From 1981 to 1993, Mr. Marraccino worked for Western Financial Bank and served in various capacities, including dealer center manager and collection manager. In 1992 and 1993, Mr. Marraccino was responsible for the production and servicing of the auto receivables portfolio of Western Financial Bank.


      EUGENE J. WARNER, JR. joined us in December 1996 as the executive vice president of collections. Mr. Warner has over 29 years experience in the financial services industry in both lending and collections. He also has extensive experience in automobile financing in both direct and indirect financing which brings added depth to his position and enables him to be involved in helping to improve credit risk standards and pricing as well as dealing with other related issues. Mr. Warner's prior experience includes 6 1/2 years as a senior vice president of collections for Consumer Portfolio Services, 3 1/2 years with Far Western Bank where he served as vice president of collection administration, 14 years in the thrift and loan industry serving as regional vice president and 5 years in consumer finance with Household Finance.

      TODD A. PIERSON is a senior vice president and the chief information officer responsible for all aspects of technology, including systems, applications and communications. He joined us in April of 1999. Mr. Pierson has been in the technology field for 18 years working with client server architectures, web enabled applications and financial money movement processes. Before coming to us, Mr. Pierson worked for Ceridian Tax Services as the vice president of information services. Prior to Ceridian, he was a systems engineer for Hewlett-Packard.


      MICHAEL A. KRAHELSKI joined us in 1998 and has served as senior vice president. In February 1999, he was appointed our secretary and was named general counsel later in that year. Prior to joining us, he was vice president and general counsel for Hyundai Motor Finance Company in California from 1990 to 1998. Mr. Krahelski has over 14 years of in-house legal experience in the automobile finance industry.


      VINCENT M. SCARDINA has served as our controller since 1993 and as senior vice president and treasurer since 1996. Mr. Scardina has extensive experience in the auto finance industry, serving as national manager of financial analysis at Hyundai Motor Finance Company from 1990 through 1993 and as manager of financial planning at Security Pacific Auto Finance from 1988 through 1990.

EXECUTIVE COMPENSATION

      The following table provides certain summary information concerning the compensation earned by our Chief Executive Officer and each of the four additional most highly compensated executive officers for the years ended December 31, 1999, December 31, 1998 and December 31, 1997, whose compensation was in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                  Annual
                                               compensation
                                            ------------------
                                             Salary               Securities underlying
Name and Principal Position          Year      ($)     Bonus($)    options(#)(1)(2)(4)
---------------------------          ----   --------   --------   ---------------------
John W. Hall                         1999   $349,800   $165,100            30,000
   President, Chief Executive        1998   $318,000   $165,100           262,313
   Officer and Director              1997   $318,000         --            75,000
Don P. Duffy                         1999   $202,238   $101,120            15,000
   Chief Financial Officer,          1998   $194,565   $101,120           119,374
   Executive Vice President          1997   $178,600         --            25,000
   and Director
Frank Marraccino                     1999   $173,249   $ 86,625            15,000
   Executive Vice President          1998   $169,500   $ 78,750           139,374
                                     1997   $179,301   $ 15,000            20,000
Todd A. Pierson(3)                   1999   $119,413   $ 82,500            15,000
   Senior Vice President
Vincent M. Scardina                  1999   $136,434   $ 34,109             5,000
   Senior Vice President,
   Controller and Treasurer
Eugene J. Warner, Jr.                1998   $144,200   $ 57,680            60,000
   Executive Vice President          1997   $140,000                           --
Regan E. Kelley                      1998   $137,197   $ 31,299            25,000
   Executive Vice President          1997   $133,550         --             5,000
   and General Counsel

-----------------
(1) No restricted stock grants were made to any of the named executive officers during the 1999 fiscal year.

(2) Stock options for shares of Onyx awarded in the year indicated and exercisable in the future.

(3)   Joined us in April 1999.

(4) Stock option figures for 1998 include options granted in 1998 at a new exercise price which cancelled preexisting options originally granted from 1995 to 1998 but with a higher exercise price, as reported in our Amended Annual Report on Form 10-K/A filed with the SEC on October 19, 1999.

      The following table contains information concerning the stock option grants made to each of the executive officers named above for the year ended December 31, 1999. No stock appreciation rights were granted to these individuals during such year.

                        OPTION GRANTS IN FISCAL YEAR 1999

                                                  Individual Grant                              Potential Realizable
                             ------------------------------------------------------------      Value at Assumed Annual
                                                Percent of                                      Rates of Stock Price
                                Number of      Total Options     Per                              Appreciation for
                                Securities       Granted to      Share                             Option Term(1)
                                Underlying      Employees in    Exercise      Expiration     -------------------------
Name                         Options Granted    Fiscal Year      Price           Date           5%               10%
----                         ---------------   -------------    --------      -----------    --------         --------
John W. Hall .............       30,000(2)         11.7%         $5.50         2/23/2009     $268,768         $427,968
Don P. Duffy .............       15,000(2)          5.9%         $5.50         2/23/2009     $134,384         $213,984
Frank L.  Marraccino .....       15,000(2)          5.9%         $5.50         2/23/2009     $134,384         $213,984
Todd A. Pierson ..........       15,000(4)          5.9%         $5.81         4/12/2009     $141,958         $226,045
Vincent M. Scardina ......        5,000(3)          2.0%         $5.75          2/4/2009     $ 46,831         $ 74,570

----------

(1) The 5% and 10% assumed annual rates of compounded stock price appreciation are permitted by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of our securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

(2) Option granted on February 23, 1999, of which 25% became exercisable one year from the grant date and balance exercisable thereafter in 36 equal monthly installments upon the optionee's completion of each month of service.

(3) Option granted on February 4, 1999, of which 25% became exercisable one year from the grant date and balance exercisable thereafter in 36 equal monthly installments upon the optionee's completion of each month of service.

(4) Option granted on April 12, 1999, of which 25% became exercisable one year from the grant date and balance exercisable thereafter in 36 equal monthly installments upon the optionee's completion of each month of service.

      The following table sets forth information concerning the value of unexercised options held by each of our executive officers named above for the year ended December 31, 1999. No options or stock appreciation rights were exercised during such year and no stock appreciation rights were outstanding at the end of that year.

           AGGREGATE OPTION EXERCISES AND 1999 FISCAL YEAR-END VALUES


                                         Number of
                                    Securities Underlying              Value of Unexercised
                                 Unexercised Options at 1999       In-The-Money Options at 1999
                                       Fiscal Year End                  Fiscal Year End(1)
                                -----------------------------     ------------------------------
Name                            Exercisable     Unexercisable     Exercisable      Unexercisable
----                            -----------     -------------     -----------      -------------
John W. Hall                       197,181         86,561           $335,208         $147,154
Don P. Duffy                        60,846         45,417           $118,650         $ 88,563
Frank L. Marraccino                 55,414         53,959           $ 36,573         $ 35,613
Todd A. Pierson                         --         15,000                 --         $  8,550
Vincent M. Scardina                 25,496         19,534           $ 50,227         $ 38,482


----------
(1) Based on the closing market value of the option shares at fiscal year-end ($6.38 per share) less the exercise price payable for such in-the-money shares.

DIRECTORS' COMPENSATION

      Our directors, with the exception of our Chairman of the Board do not receive compensation for service on our board of directors or any committee thereof but are reimbursed for their out-of-pocket expenses in serving on our board of directors. (In addition, Messrs. Duffy and Hall who are members of our board, receive salaries for their positions as our CEO - CFO, respectively.) Certain non-employee members of our board of directors have been granted options to purchase shares of our common stock from time to time in connection with their appointment to and performance on the board of directors. Additionally, each of the non-employee members of our board of directors is eligible to receive options to purchase common stock under our amended and restated 1996 stock option/stock issuance incentive plan's automatic option grant program.

      Under our automatic option grant program, each director receives an option grant to purchase 10,000 shares of common stock at the time he or she is initially elected, and at each annual stockholders meeting each individual with at least six months of service on our board who is to continue to serve as a non-employee member of our board after the meeting will receive an option grant to purchase 7,000 shares of common stock, whether or not such individual has been in our prior employ.


      Each automatic grant will have a term of ten years. This term is conditioned upon the optionee's continuing service on our board. The initial automatic option grant of 10,000 shares under our automatic option grant program upon initial board membership vests in a series of twenty-four successive equal monthly installments upon the optionee's completion of each month of board service over this twenty-four month period measured from the grant date. The annual automatic option grants of 7,000 shares vests in a series of twelve equal monthly installments upon the optionee's completion of each month of board service over this twelve month period measured from the grant date. However, each outstanding option will immediately vest upon certain changes in our ownership or control or the death or disability of the optionee while serving as a board member.


      The non-employee directors will receive a grant of 7,000 shares each following the annual shareholders meeting in 2000.

EMPLOYMENT AGREEMENTS

      None of our executive officers have employment agreements with us, and their employment may be terminated at any time at the discretion of our board of directors. Stock options granted under our 1996 stock option/stock issuance incentive plan may be accelerated at the discretion of our board in the event of a change of control or in the event of an involuntary termination following a change of control.

STOCK OPTION GRANTS


      We use stock options as long-term incentives and expect that we will continue to issue this compensation alternative in the future. Our compensation committee grants incentive stock options and, in certain circumstances, non-qualified stock options to our employees and views such grants less as short-term compensation and more as a long-term incentive mechanism. Grants were made in 1999 to some executives as shown in the Summary Compensation Table and to other key employees.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      The members of the compensation committee of our board of directors during 1999 were Messrs. Stickel and Jones. None of these individuals was at any time during the year ended December 31, 1999, or at any other time an officer or employee of ours.


      None of our executive officers served as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or compensation committee.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN BUSINESS RELATIONSHIPS

      Bruce R. Hallett, one of our directors, is a partner in the law firm of Brobeck, Phleger & Harrison LLP, or Brobeck. As of December 31, 1999, members of Brobeck beneficially owned 23,725 shares of our common stock. Brobeck has served as our counsel since our inception. For the year ended December 31, 1999, we paid Brobeck approximately $312,000 for legal services and costs incurred in connection with our operations.

INDEBTEDNESS OF MANAGEMENT

      In December 1994, we loaned $175,000 to John Hall, who is our chief executive officer, president and a director. This loan is evidenced by a promissory note bearing interest at 6.66% per annum. All principal and accrued interest under this note is due on December 20, 2000 pursuant to an extension granted by our Board of Directors. In connection with this loan, Mr. Hall granted us an option to repurchase, at a price per share of $18.87, up to 9,277 shares of our common stock owned by Mr. Hall. This option is exercisable through December 20, 2000.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock by:

- all persons known to Onyx to be the beneficial owner of 5% or more of our common stock;

-     each director and nominee for director;

-     each executive officer; and

-     all officers and directors as a group.

Name and address of                   Amount and nature of
beneficial owner(2)                   beneficial ownership          Percent of Class(1)
-------------------                   ---------------------         ------------------
Lincolnshire Associates(4)                   621,200                       10.0%
Wellington Management                        610,000                        9.8%
  Company, LLP(5)
The Bass Group(6)                            594,075                        9.6%
Dimensional Fund(3)                          406,800                        6.6%
John W. Hall(7)                              477,897                        7.4%
Don P. Duffy (8)                              86,893                        1.4%
G. Bradford Jones(9)                         661,569                       10.7%
Frank Marraccino(10)                          71,176                        1.1%
Thomas C. Stickel(11)                         60,016                        1.0%
Eugene J. Warner, Jr.(12)                     57,631                        1.0%
Vincent M. Scardina(13)                       44,911                          *
Bruce R. Hallett(14)                          35,973                          *
C. Thomas Meyers(15)                          17,000                          *
Michael A. Krahelski(16)                       6,478                          *
Todd A. Pierson(17)                            7,762                          *

All executive officers and
directors as a group
(12 persons)(18)                           1,527,306                       22.5%

---------------

 *    Less than one percent.

(1) Percentage of ownership is based on 6,189,758 shares of common stock outstanding as of April 3, 2000. Shares of common stock options which are currently exercisable, or will become exercisable within 60 days after April 3, 2000 are deemed outstanding for computing the percentage of the person or group holding such options, but are not deemed outstanding for computing the percentage of any other person or group.

(2) Unless otherwise indicated, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(3) Dimensional Fund Advisors, Inc., 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401 in its capacity as an investment advisor registered under Section 203 of The Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of

      1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds." In its role as investment advisor or manager, Dimensional possesses voting and/or investment power over the securities described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds Dimensional disclaims beneficial ownership of such securities.

(4) Lincolnshire Associates, LTD., 2550 Midway Road, Suite 220, Carrollton, Texas 75006, in its capacity as a limited partnership formed for the purpose of making investments may be deemed to beneficially own 621,200 shares of common stock for its partners.

(5) Wellington Management Company, LLP, 75 State Street, Boston, Massachusetts 02109 in its capacity as investment advisor, may be deemed to beneficially own 610,000 shares which are held of record by clients at Wellington Management Company, LLP.

(6) The Bass Group consists of The Bass Management Trust (145,455 shares; 2.4%), Sid R. Bass Management Trust (224,310 shares; 3.6%), Lee M. Bass through the 820 Management Trust (224,310; 3.6%). The above persons are collectively referred to as the "Reporting Persons" pursuant to Amendment No. 1 to Schedule 13G Statement filed January 4, 1998 and made a single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of that filing nor anything therein should be deemed to be an admission by the Reporting Persons that a group exists.

(7) Includes 226,447 shares of common stock issuable upon the exercise of immediately exercisable options or options that will become exercisable within 60 days of April 3, 2000. Mr. Hall is our president and chief executive officer, 27051 Towne Centre Drive, Foothill Ranch, California 92610.

(8) Includes 74,486 shares of common stock issuable upon the exercise of immediately exercisable options or options that will become exercisable within 60 days of April 3, 2000. Mr. Duffy is our chief financial officer and our executive vice president, 27051 Towne Centre Drive, Foothill Ranch, California 92610.

(9) Includes 22,000 shares of common stock issuable upon the exercise of immediately exercisable shares by Mr. Jones and 639,569 shares of common stock owned by Brentwood VI, L.P. Mr. Jones, as general partner of Brentwood Associates VI, L.P., 2730 Sand Hill Road, Suite 250, Menlo Park, California 94025 may be deemed to share voting and dispositive power with respect to these shares. Mr. Jones disclaims beneficial ownership of these shares except for his proportional interest therein.

(10) Includes 71,035 shares of common stock issuable upon the exercise of immediately exercisable options or options that will become exercisable within 60 days of April 3, 2000. Mr. Marraccino is our executive vice president, 27051 Towne Centre Drive, Foothill Ranch, California 92610.

(11) Includes 60,016 shares of common stock issuable upon the exercise of immediately exercisable options or options that will become exercisable within 60 days of April 3, 2000. Mr. Stickel is our chairman of the board, 27051 Towne Centre Drive, Foothill Ranch, California 92610.

(12) Includes 57,603 shares of common stock, issuable upon the exercise of immediately exercisable options or options that will become exercisable within 60 days of April 3, 2000. Mr. Warner is our executive vice president, 27051 Towne Centre Drive, Foothill Ranch, California 92610.

(13) Includes 31,746 shares of common stock issuable upon the exercise of immediately exercisable options or options that will become exercisable within 60 days of April 3, 2000. Mr. Scardina is our senior vice president, controller and treasurer, 27051 Towne Centre Drive, Foothill Ranch, CA 92610.

(14) Includes 29,623 shares of common stock issuable upon the exercise of immediately exercisable options or options that will become exercisable within 60 days of April 3, 2000. Mr. Hallett is one of our directors, 27051 Towne Centre Drive, Foothill Ranch, California 92610.

(15) Includes 17,000 shares of common stock issuable upon the exercise of immediately exercisable options or options that will become exercisable within 60 days of April 3, 2000. Mr. Meyers is one of our directors, 81 Fulling Mill Cir., Fairfield, Connecticut 06430.

(16) Includes 5,728 shares of common stock issuable upon the exercise of immediately exercisable options or options that will become exercisable within 60 days of April 3, 2000. Mr. Krahelski is our secretary, senior vice president and general counsel, 27051 Towne Centre Drive, Foothill Ranch, CA 92610.

(17) Includes 4,062 shares of common stock issuable upon the exercise of immediately exercisable options or options that will become exercisable within 60 days of April 3, 2000. Mr. Pierson is our senior vice president and chief information officer, 27051 Towne Centre Drive, Foothill Ranch, CA 92610.

(18) Includes (i) 639,569 shares of common stock held by Brentwood Associates VI, L.P., and (ii) an aggregate of 599,746 shares issuable to our executive officers and directors upon the exercise of immediately exercisable options or options that will become exercisable within 60 days of April 3, 2000, and (iii) does not include shares owned by the Bass Group, Wellington Management Company, Lincolnshire Associates or Dimensional Fund.

                            DESCRIPTION OF THE NOTES


      We will issue the notes under an Indenture dated as of April 17, 2000 between us and Bankers Trust Company, as trustee. Many of the terms and conditions applicable to the notes will be contained in the Indenture. The following summarizes some, but not all, of the provisions of the notes and the indenture. You should refer to the actual terms of the notes and the Indenture for the definitive terms and conditions. Copies of the proposed forms of indenture and notes are filed as exhibits to the Registration Statement of which this prospectus is a part. As used in this description of notes, the words "we," "us," or "our" do not include any of our subsidiaries unless expressly stated.


GENERAL


      The total principal amount of the notes will be limited to $13,800,000. The notes represent our general unsecured obligations and are subordinate in right of payment to our Senior Debt and rank equally with our Parity Debt as described below under the subheading "Subordination." We will issue the notes in fully registered form only in denominations of $1,000 each and any integral multiple of $1,000. The notes will mature on June 15, 2006 unless redeemed or repurchased before the maturity date. See below under the subheading "Optional Redemption by Us."


         The indenture restricts our ability to enter into certain transactions, unless we first satisfy conditions described in the indenture. If the transaction involves a Change of Control, you will have the right to require us to repurchase your notes, as described below under the subheading "Repurchase at Option of Holder."

         The notes will have no sinking fund. A sinking fund is a custodial or similar account into which regularly scheduled deposits are made for purposes of funding the redemption or repurchase of the principal amount of the notes.

         As long as we are a reporting company under the Securities Exchange Act of 1934, as amended, we must furnish to the trustee all reports required to be filed with the Commission under the Exchange Act and to the noteholders all annual reports required to be filed with the Commission under the Exchange Act.


REGISTRATION, TRANSFER AND EXCHANGE

         Book-entry Notes. The notes will be originally issued in the form of a global note that will be deposited with The Depository Trust Company, New York, New York ("DTC"), as depositary. This means that, unless requested, we will not generally issue certificates to each holder. One global note will be issued at closing to DTC who will keep a computerized record of its participants (for example, a broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for certificated notes, as set forth below, the global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

         Beneficial interests in the global note will be shown on, and transfers of the global note will be made only through, records maintained by DTC and its participants and may be completed by contacting the trustee at any office of Bankers Trust Company located in the continental United States.

         DTC will hold the global note through its nominee, Cede & Co. We will wire principal and interest payments to Cede & Co. We and the trustee will treat Cede & Co. as the owner of the global note for all purposes. We, the trustee and the paying agent will have no direct responsibility if Cede & Co. fails to distribute those payments to owners of beneficial interests in the global note. It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global note as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to participants whose accounts are credited with notes on a record date by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global note, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, those payments will be the responsibility of the participants and not of DTC, the trustee or us.

         Certificated Notes. If we issue certificated notes, they will be registered in the name of the holder of the note. The notes represented by the global note may be presented for registration, transfer or exchange, pursuant to administrative procedures in the indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the trustee at any office of Bankers Trust Company located in the continental United States. Principal of and interest and any premium on certificated notes will be paid, at our option, by check mailed to the persons in whose names the notes are registered on days specified in the prospectus. We are not required to register the transfer or exchange of any notes that have been previously surrendered for repurchase or redemption.

         Notes represented by the global note may be exchanged for certificated notes with the same terms in authorized denominations only if:

         - Requested in writing by the Underwriters or a subsequent transferee of notes to the trustee;

         - DTC notifies us that it is unwilling or unable to continue as depositary and we have not appointed a successor depositary within 90 days;

         - DTC ceases to be a clearing agency registered under applicable law; or

         - We determine not to have the notes be represented by a global note and notify the trustee of our decision.

         About DTC. DTC has provided us the following information:

         - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

         - DTC holds securities that its participants deposit with DTC and records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

         - DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.

         - DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

INTEREST

         The notes will accrue interest at an annual rate of 12-1/2%. We will pay the first interest payment on June 15, 2000, and quarterly after that date on the 15th day of September, December, March and June. We will also pay all accrued interest upon maturity, redemption or repurchase of the notes. Interest will be payable to the person in whose name the note is registered at the close of business on the first day of the calendar month in which such interest payment is due. If any date on which an interest payment is due falls on a day that is not a business day, we will make the payment on the next business day and we will not pay any additional interest. We will generally make all interest payments on the notes by check mailed to the holders entitled to the interest. Whenever interest is paid, the payment will include interest accrued to, but excluding, the interest payment date or the date of redemption, conversion, repurchase or maturity. We will compute interest on the notes on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION BY US


         On or after June 15, 2002, we may elect to redeem the notes. If we elect to redeem the notes, we must redeem a minimum principal amount of $100,000. We will not be allowed to redeem the notes before June 15, 2002. We will provide the holders of the notes at least 30 but not more than 60 days notice of our intent to redeem the notes.

         The redemption price for the notes, expressed as a percentage of the principal amount of each note thereof, will be as follows for notes redeemed in the 12-month periods beginning on June 15 of each of the following years:


                              2002      2003      2004       2005 and thereafter
                              ----      ----      ----       -------------------
Redemption Price:             105%      103%      101%               100%

         We will also pay accrued interest through the date fixed for redemption. If an interest payment is due before the date fixed for redemption, the interest payable on such date will be paid to the holder of record as of the first day of the calendar month in which such interest payment is due. Interest not so paid will be paid to the party to whom the redemption price is paid.

         We have no right to redeem the notes during any period when an event of default under the indenture, or an event which, with notice or lapse of time or both, would constitute an event of default under the indenture, has occurred and is continuing. Events constituting a default under the indenture are described below under the subheading "Events of Default and Remedies."

REPURCHASE AT OPTION OF HOLDER

         If we experience a Change of Control, as defined below, you will have the right, at your option, to require us to repurchase all or part of your notes on the 45th calendar day after the date that we mail a notice to you of the occurrence of a Change of Control. If you exercise this option, we will pay 101% of the principal amount of the notes, together with accrued interest up to the date of repurchase. If an interest payment date is due on or before the date fixed for such repurchase, we will pay the interest payable to the holder of record as of the first day of the calendar month in which such interest payment is due. Interest not so paid will be paid to the party to whom the repurchase price in respect of the principal amount of the note is paid.


         You may exercise your repurchase rights by delivering to the trustee, on or before the close of business on the 30th calendar day after the date of our repurchase notice, written notice indicating, among other things, that you have elected to exercise your repurchase rights. If you have certificated notes, the notice shall be accompanied by the certificate or certificates representing your notes, endorsed for transfer to us.


         A "Change of Control" occurs at such time as any person is or becomes the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of shares of our capital stock entitling such person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote in elections of directors (or the capital stock of our successor in the case of a merger or transfer of substantially all of our assets).

         In the event that we are required to repurchase the notes, there can be no assurances that we will have sufficient funds to pay the repurchase price. A Change of Control may result in a default (directly or by way of a cross-default provision) under one or more agreements governing our Senior Debt or Parity Debt. In such a circumstance, the subordination provisions contained in the Indenture may prevent us from making any payment on the notes, including a payment of the repurchase price, unless we first obtain the consent of the holders of defaulted Senior Debt or Parity Debt or repay the Senior Debt or Parity Debt in full.

         Your right to require us to repurchase the notes as a result of a Change of Control may have the effect of delaying, deferring or preventing a Change of Control or other attempt to acquire control of us. Consequently, the right may increase the difficulty of a merger, consolidation or tender offer, or an assumption of control by a holder of a large block of our shares and the removal of incumbent management. The Change of Control repurchase feature is a result of negotiations between us, Miller & Schroeder and Peacock, Hislop, Staley & Given, Inc. and is not the result of our knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by us to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future.

         Rule 13e-4 under the Securities Exchange Act of 1934 requires the distribution of certain information to security holders in the event of certain issuer tender offers and may apply in the event of a repurchase. We will comply with this rule to the extent applicable.

SUBORDINATION

         All payments under the notes are, to the extent provided in the indenture, subordinate and junior to the prior payment in full of all Senior Debt. The subordination provisions apply to existing Senior Debt as well as Senior Debt incurred after the date of this prospectus. The notes will be senior in right of payment to any debt subordinated to the notes and to any debt (other than the notes) held by an affiliate of ours, whether outstanding at the closing of this offering or created thereafter. The notes rank equally in right of payment with the Parity Debt. The Parity Debt is described under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- BayView Term Loan."

         Upon any distribution of our assets or our dissolution, winding up, liquidation or reorganization, the payments on the notes will be subordinated in right of payment to the prior payment in full of all Senior Debt. Moreover, if the notes are accelerated following an event of default under the indenture, the holders of any Senior Debt then outstanding will be entitled to payment in full before the holders of the notes are entitled to receive any payment on the notes. However, our obligations to make payments with respect to the notes will not otherwise be affected. We are the sole obligor on the notes.

         Upon any distribution of our assets or our dissolution, winding up, liquidation or reorganization, the payments on the notes will be made equally with the payments on the Parity Debt. If the notes are accelerated following an event of default under the indenture, after payment to the holders of any Senior Debt then outstanding, any remaining amounts will be paid to the holders of the notes and the holders of the Parity Debt pro rata in accordance with the relative principal amount of such Indebtedness then outstanding.

         In addition, the subordination provisions will prevent us from making any payments on the notes if:

         - we fail to pay any payment of principal, interest, premium, or other obligation, if any, due on any Senior Debt beyond the applicable grace period; or

         - any other default occurs and is continuing under any Senior Debt that permits holders of the Senior Debt to accelerate the maturity of any Senior Debt.

         We may resume making payments on the notes once the default on the Senior Debt is cured or waived or otherwise ceases to exist.

         "Senior Debt" means the principal of any premium and all interest on
(i) any and all our indebtedness (other than the notes, Parity Debt and Subordinated Debt) in respect of borrowed money, which in accordance with generally accepted accounting principles, would be included in determining the total liabilities side of our balance sheet, and (ii) all new financings, renewals, extensions and refundings thereof; provided that any indebtedness shall not be Senior Debt if the instrument creating or evidencing any such indebtedness or pursuant to which such indebtedness is outstanding, provides that such indebtedness, or such renewal, extension or refunding thereof, is junior or is not superior in right of payment to or ranks pari passu with the notes.

         "Parity Debt" means our indebtedness incurred under the BayView Loan Agreement and any and all of our other indebtedness which had an original maturity date in excess of one year and contains covenants, conditions and restrictions on us which are not inconsistent with or violate the covenants, conditions and restrictions imposed by the Indenture, and is neither Senior Debt nor Subordinated Debt.

         "Subordinated Debt" means all of our indebtedness created, incurred, assumed or guaranteed by us which, by the terms of the instrument creating such indebtedness it is provided that such indebtedness and any renewal thereof is expressly subordinate and junior in right of payment to the notes.

         The Indenture permits us to incur additional Senior Debt provided certain financial tests are met as described below under the subheading "Restrictive Covenants". As of December 31, 1999, we had approximately $278 million of outstanding indebtedness which is expected to be Senior Debt, and approximately $10 million of outstanding indebtedness which is Parity Debt.

         The subordination provisions of the indenture and the notes will not prevent the occurrence of any event of default under the indenture or limit the rights of any holder of notes to pursue any other rights or remedies with respect to the notes.

         As a result of the subordination provisions, in the event of our liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding, holders of the notes may receive less than other creditors on a ratable basis.

EVENTS OF DEFAULT AND REMEDIES

         The following events constitute events of default under the indenture:

         - our failure to pay interest on the notes when due if the failure continues for 15 days;

         - our failure to pay the principal of, or premium, if any, on any of the notes when due;

         - our breach of any financial covenant and continuance of such breach for a period of 30 days after the date of our report to the trustee;

         - our failure to perform any other covenant or warranty in the indenture if the failure continues for 60 days after appropriate notice is given to us, the trustee and the noteholders, as applicable;

         - a default by us on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $5,000,000 and the indebtedness or the acceleration has not been discharged or waived for 60 days after notice is given in accordance with the indenture;

         - we are replaced as servicer in any transaction which affects more than 25% of the principal amount of outstanding securities of our or any of our subsidiaries' securitizations and such event is not cured within 30 days;

         - certain events involving our bankruptcy, insolvency or reorganization; and

         - a final judgment by a court against us for the payment of money in an amount in excess of $5,000,000, net of insurance proceeds, that remains unsatisfied or unbonded for 30 days after the right to appeal such judgment has expired or terminated.

         The trustee will generally be required, within 60 days after its becoming aware of a default, to provide the beneficial holders of the notes written notice of the default. Except in the case of a payment default, the trustee will not be required to deliver a notice of default if it determines in good faith that withholding the notice is in the best interest of the holders of the notes.


         If an event of default under the indenture has occurred and is continuing, the trustee, or the holders of not less than 25% of the aggregate principal amount of the notes, may declare all amounts outstanding on the notes to be immediately due and payable.

         The indenture will generally provide that the holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, subject to certain limitations. Before proceeding to exercise any right or power under the Indenture at the direction of the holders, the trustee will be entitled to receive from the holders reasonable security or indemnity against any costs, expenses and liabilities that it might incur as a result. Following an event of default for nonpayment, each holder to which the default pertains will have the absolute right to institute suit to enforce payment of any notes held by it.

         Generally, the holders of at least a majority in aggregate principal amount of the outstanding notes may on behalf of the holders of all notes waive any default or event of default. The consent of all note holders will be required to waive any Events of Default relating to a failure to make payment on any note, or to comply with any of the provisions of the Indenture that would require the consent of affected holders to modify.

         Within 120 days of the end of each fiscal year, we will be required to send the trustee a statement of certain of our officers stating:

         - that such officer has analyzed our activities during such year and supervised the performance under the Indenture; and

         - whether, to the best of such officer's knowledge based on such analysis, we are in compliance with our obligations under the Indenture or if we have defaulted on such obligations.

         We are also required, if certain of our officers obtain knowledge that we are not in compliance with the terms of the Indenture or the notes, to deliver to the trustee a statement specifying the nature of the default and the action we have taken, are taking or propose to take to cure the default.

RESTRICTIVE COVENANTS

         Limitation on Additional Indebtedness

         The Indenture prohibits us and our subsidiaries from creating, incurring, assuming or issuing, directly or indirectly, or guaranteeing or in any manner becoming, directly or indirectly, liable for any indebtedness except for:

         -    the notes;

         -    indebtedness outstanding on the date the notes are issued by us;

         - indebtedness which does not cause our Consolidated Leverage Ratio described below to exceed 3:1;

         - deferrals, renewals, extensions, replacements, refinancing or refundings of indebtedness listed above;

         -    indebtedness between us and any of our Restricted Subsidiaries;

         - indebtedness incurred in connection with the purchase of notes required in connection with the Change of Control provided that the aggregate principal amount of such indebtedness does not exceed 101% of the aggregate principal amount of the notes purchased in connection with such Change of Control and that such indebtedness does not mature prior to the stated maturity of the notes and ranks pari passu with the notes;

         - indebtedness under certain currency and interest rate swap agreements;


         - indebtedness incurred by us to finance the purchase or origination of motor vehicle contracts for the purpose of pooling such contracts prior to securitization, subject to certain limitations set forth in the indenture;

         - indebtedness incurred by us in connection with a Qualified Securitization Transaction, as set forth in the indenture;


         -    non-recourse indebtedness; and

         - indebtedness of up to $8 million incurred in connection with the purchase or lease of property.

         "Consolidated Leveraged Ratio" means the ratio of the aggregate amount of all of our indebtedness, excluding the indebtedness permitted as described immediately above, to our consolidated tangible stockholders' equity, as determined in accordance with generally accepted accounting principles.

         "Restricted Subsidiary" means all of our subsidiaries with assets greater than $1,000 if our Consolidated Leveraged Ratio exceeds 3:1.

         Limitations on Transactions With Affiliates

         Any indebtedness between us and any of our affiliates will be subordinate and junior in right of payment to the notes. We cannot permit any of our Restricted Subsidiaries to engage in any transaction of any kind or nature with any of our affiliates, other than a Restricted Subsidiary, unless

         - the terms of the transaction are no less beneficial to us or our subsidiary, as the case may be, than a similar transaction with an unrelated person under the same circumstances and, in the case of a transaction with a value of over $1,000,000, a majority of our board's independent members determine that the transaction terms are fair to us or our subsidiary, as the case may be; or

         - if the transaction or series of transactions has a value over $5,000,000, a person experienced in the nature of the transaction certifies the transaction to our board of directors as fair to us or our subsidiary, as the case may be, and the terms are those that would be found in similar transactions with unrelated persons under the same circumstances.

         The foregoing limitation is subject to certain exceptions, including

         - loans or advances to our employees in the ordinary course of business;

         -    customary directors fees and indemnities;

         - ordinary course commercial agreements or renewals thereof on such terms as are in effect as of the date the notes are issued and which terms are no less favorable to us or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with an unaffiliated person;

         - any issuance of securities, or other payments, compensation, benefits, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by our Board of Directors;

         - the grant of stock options or similar rights to our employees and directors or the employees or directors of a Restricted Subsidiary; and

         - transactions effected as part of a Qualified Securitization Transaction and warehouse financings.

         Restricted Payments

         Neither we nor any of our Restricted Subsidiaries are permitted to make any Restricted Payment:

         - if an event of default under the indenture shall have occurred and is continuing at such time;

         -    if at such time our Consolidated Leveraged Ratio exceeds 3:1; or

         - The total amount of restricted payments would exceed an amount determined pursuant to a formula set forth in the indenture.

         The following actions each constitute a "Restricted Payment" under the indenture:

         - the declaration or payment of any dividend or any other distribution on our capital stock or on the capital stock of our subsidiaries or any payment made to the direct or indirect holders (in their capacities as such) of our or our subsidiaries' capital stock, other than

              - dividends or distributions payable solely in capital stock or in options, warrants or other rights to purchase capital stock; and

              - in the case of any subsidiary of ours, dividends or distributions payable to us or to any of our subsidiaries;

         - the purchase, redemption or other acquisition or retirement for value of our or our subsidiaries' capital stock other than purchases of our capital stock which is contributed to a employee stock ownership plan maintained by us for our employees; or

         - investments in any person, other than certain permitted investments.

For purposes of this definition, "Restricted Payment" does not include:

         -    payments made in the form of our common stock;

         - mandatory repurchase obligations by us with respect to shares issued by any employee stock ownership plan of ours;

         - purchases of common stock of, or investments in, a wholly-owned subsidiary of ours that is not a "Restricted Subsidiary";

         - repurchases of our common stock on the open market made in compliance with Rule 10b-18 of the Exchange Act so long as there is no default and we will be in compliance with certain financial covenants after giving pro forma effect to such repurchases;

         - "Permitted Investments" including dividends, debt, payments and other transactions by us or one of our subsidiaries in connection with a Qualified Securitization Transaction; or

         - repurchases of our common stock on the open market to fund matching contributions under our 401(k) plan or purchases or matching contributions under our deferred compensation program.

         Minimum Net Worth

         We are obligated to maintain a minimum Consolidated Tangible Net Worth of $35,000,000 as adjusted by a formula in the indenture. The minimum net worth will be adjusted upward, on a cumulative basis from January 1, 1999, by 50% of positive consolidated net income, and downward (but never below $35,000,000), on a cumulative basis from January 1, 1999, up to $3,000,000 in respect of "FASB Net Worth Adjustments."

         - "FASB Net Worth Adjustments" means adjustments in net worth required by Financial Accounting Standard No. 125 or No. 133 issued by the Financial Accounting Standards Board.

         - "Consolidated Tangible Net Worth" means our consolidated tangible stockholders equity, as determined in accordance with generally accepted accounting principles.

         Nasdaq Listing

         We will be required to maintain the listing of our common stock on the Nasdaq National Market or another market or exchange.

MODIFICATIONS OF THE INDENTURE

         The indenture generally allows the trustee and us, with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding notes, to modify the indenture, any supplemental indenture or the notes. The following modifications require the consent of each affected noteholder:

         - a change of the maturity of any note or any interest or premium payment;

         - a reduction in the rate or an extension of the time or payment of interest on any note;

         -    a reduction in the principal amount of any note;

         - a reduction in any amount payable upon redemption or repurchase of any note;

         - any modification to our obligation to repurchase any note upon a Change of Control if adverse to any holder of notes;

         - any modification that impairs or adversely affects the right of any holder to institute suit for the payment of any note;

         -    any change in currency in which any note is payable; and

         - any modification of the subordination provisions that adversely affects the holders of the notes.

SATISFACTION AND DISCHARGE

         We may discharge our obligations under the indenture while the notes remain outstanding if:

         - all notes are within one year of their scheduled maturity or the date on which they are scheduled for redemption; and

         - we have deposited with the trustee an amount sufficient to pay all outstanding notes on their scheduled maturity or the date scheduled for redemption.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

         The indenture provides that we may elect either:

         - to defease and be discharged from any and all of our obligations with respect to the notes, except for the obligations to register the transfer or exchange of such notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency in respect of the notes and to hold monies for payment in trust ("legal defeasance"), or

         - to be released from our obligations with respect to the notes under certain covenants contained in the indenture ("covenant defeasance"),

upon the deposit with the trustee or other qualifying trustee, in trust for such purpose, of money and/or non-callable U.S. government obligations which, through the payment of principal and interest in accordance with their terms, will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the indenture. Such a trust may only be established if, among other things,

         - we have delivered to the trustee an opinion of counsel as specified in the indenture:

              - to the effect that neither the trust nor the trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended;

              - in the case of a legal defeasance, stating that (i) we have received from or there has been published by the Internal Revenue Service a ruling to the effect that or (ii) there has been a change in any applicable federal income tax law with the effect that the holders of the outstanding notes or persons in their positions will not recognize income, gain or loss for federal income tax purposes solely as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner, including as a result of prepayment, and at the same times as would have been the case of such defeasance had not occurred; and

              - in the case of a covenant defeasance, confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, and the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

         - no default or event of default has occurred and be continuing on the date of such deposit or insofar as events of default from bankruptcy, insolvency or reorganization events are concerned, at any time in the period ending on the 91st day after the date of deposit or, if longer, ending on the day following the expiration of the longest preference period under any bankruptcy law applicable to us in respect of such deposit;

         - such legal defeasance or covenant defeasance has not resulted in a breach or violation of, or constitute a default under the indenture or any other material agreement or instrument to which we or any of our subsidiaries is a party or by which we or any of our subsidiaries is bound;

         - we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the legal defeasance or the covenant defeasance have been complied with; and

         - we have delivered to the trustee an opinion of counsel to the effect that certain other customary conditions precedent are satisfied.

GOVERNING LAW

         The indenture and the notes will be governed by the laws of the State of New York.

CONCERNING THE TRUSTEE

         Bankers Trust Company will serve as trustee under the indenture and is also the note registrar.

         The trustee under the indenture has been appointed by us as the initial paying agent, conversion agent, registrar and custodian with regard to the notes. We may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

GENERAL

         The following is a summary of the material United States federal income tax matters that may be relevant to the acquisition, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating to the acquisition, ownership and disposition of the notes. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable final, temporary or proposed Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with holders that will hold notes as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold notes as a position in a hedging, straddle or conversion transactions, non-U.S. persons, or persons that have a functional currency other than the U.S. dollar. In addition, it does not deal with holders other than original purchasers, except where otherwise specifically noted.

PAYMENTS OF INTEREST

         Stated Interest. The gross amount of stated interest (i.e. interest payable at the rate stated by the terms of the note) accrued or received in respect of the notes generally will be includible in the gross income of a holder in accordance with the holder's method of tax accounting.

         Original Issue Discount. Each note will be issued with original issue discount because the excess of each note's "stated redemption price at maturity" over its issue price exceeds a de minimis amount equal to 1/4 of 1 percent of the note's stated redemption price at maturity multiplied by the number of years to its maturity, based on the anticipated weighted average life of the note, calculated using the prepayment assumption used in pricing the note and weighting each payment by reference to the number of full years elapsed from the issue date to the anticipated date of the payment. The issue price of a note will be the first price at which a substantial amount of the notes is sold to other than placement agents, underwriters, brokers or wholesalers. The stated redemption price at maturity of a note will equal its principal amount.

         A holder may be required to include original issue discount on a note in income before the receipt of cash attributable to the income using a constant yield method. The amount of original issue discount generally includible in income is the sum of the daily portions of original issue discount with respect to a note for each day during the taxable year or portion of the taxable year in which the holder holds the note. Holders of the notes should consult their own tax advisors regarding the impact of the original issue discount rules upon their particular situation.

         In the event a holder purchases a note issued with original issue discount at an acquisition premium, i.e., at a price in excess of its "adjusted issue price" but less than its stated redemption price at maturity, the amount includible in income in each taxable year as original issue discount is reduced by that portion of the excess properly allocable to such year. The adjusted issue price of a note is the sum of its issue price plus prior accruals of original issue discount, reduced by the total payments made with respect to the note in all prior periods, other than stated interest payments. Acquisition premium is allocated on a pro rata basis to each accrual of original issue discount, so that the holder is allowed to reduce each accrual of original issue discount by a constant fraction.

         Market Discount. The Code generally requires a holder of a "market discount bond," as defined below, to recognize accrued market discount as ordinary income as principal payments are received on the bond, in an amount not exceeding any payment. The holder also generally will be required to treat a portion of any gain realized on the disposition (including by gift) of the bond as ordinary income to the extent of the market discount accrued during the holder's period of ownership, less any accrued market discount reported as ordinary income as partial principal payments were received. The market discount rules generally require a holder of a bond to accrue market discount on the bond in the ratio of original issue discount allocable to the relevant period on the bond to the sum of the original issue discount for the period plus the remaining original issue discount as of the end of the period on the bond (computed using the prepayment assumption). A holder may elect to accrue market discount using a constant yield method (taking into account the prepayment assumption). A "market discount bond" is a debt obligation purchased at a market discount, subject to a statutory de minimis exception. For this purpose, market discount generally equals, in the case of a note, the excess of the adjusted issue price of the note over the holder's adjusted tax basis in the note.

         A holder who acquires a note that is a market discount bond may be required to defer the deduction of all or a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to carry the note until the note is disposed of in a taxable transaction.

         Instead of recognizing market discount, if any, upon the payment of principal on, or disposition of, a note, a holder may elect to include market discount in income as the discount accrues, either on a ratable basis, or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year in which the election applies, and may not be revoked without the consent of the Internal Revenue Service. The rule deferring interest deductions does not apply if the holder of a "market discount bond" elects to include the accrued market discount in income currently.

         Amortizable Bond Premium. In general, if a holder purchases a note at a premium (that is, an amount in excess of the amount payable upon the maturity thereof), the holder will be considered to have purchased the note with "amortizable bond premium" equal to the amount of the excess. The holder may elect to amortize the bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant yield method over the remaining term of the note, using the prepayment assumption. The holder's adjusted tax basis in the note will be reduced by the amount of the amortized bond premium. Any election shall apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the holder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the U.S. Internal Revenue Service. Bond premium on a note held by a holder who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of the note.

TAXATION OF DISPOSITIONS

         Upon the sale or other disposition of notes, a holder that owns the notes as capital assets will recognize gain or loss for federal income tax purposes equal to the difference between the amount realized (other than the portion of the amount, if any, attributable to accrued but unpaid interest not previously included in income, which amount will be treated as interest income) and the holder's adjusted tax basis in the notes. A holder's adjusted tax basis in the notes generally will equal the cost of the notes to the holder, increased by the amount of any original issue discount and market discount previously included in income by the holder, and reduced by the amount of any premium amortized and payments (other than payments of stated interest) previously received by the holder, with respect to the notes. Gain or loss recognized by a holder on a sale or other disposition of notes will, in general, be capital gain or loss, subject to the market discount rules described above. Any gain or loss recognized by a holder generally will be treated as U.S. source income for U.S. federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         Payments in respect of notes may be subject to information reporting to the Internal Revenue Service and to a 31% backup withholding tax. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a holder will provide certification on Form W-9 (Request for Taxpayer Identification Number and Certification).

         THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE PURCHASER OF THE NOTES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY RECENT OR PROSPECTIVE CHANGES IN APPLICABLE TAX LAWS.

                                  UNDERWRITING

         Under the terms and subject to the conditions contained in the underwriting agreement, the underwriters named below have agreed to purchase from us, and we have agreed to sell to the underwriters, notes in the principal amounts listed opposite the underwriter's name below at the public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions.


                                                     PRINCIPAL
NAME OF UNDERWRITER                               AMOUNT OF NOTES
-------------------                               ---------------
Miller & Schroeder Financial, Inc..............     $ 9,000,000
Peacock, Hislop, Staley & Given, Inc...........       3,000,000
                                                    -----------
         Total.................................     $12,000,000
                                                    ===========


         We have agreed to reimburse the underwriters for their out-of-pocket expenses incurred in connection with the offering, including the fees and expenses of the underwriters' counsel.

         The underwriting agreement provides that the several underwriters will be obligated to purchase, subject to the terms and conditions set forth therein, all of the notes being sold pursuant to the underwriting agreement (other than the notes covered by the over-allotment option) if any of the notes being sold pursuant to the underwriting agreement are purchased.

         The underwriting agreement provides for reciprocal indemnification between us, the several underwriters and their respective officers, directors and controlling persons against civil liabilities in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to such indemnification provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         The underwriters propose to offer the notes to the public at the price to public set forth on the cover page of this prospectus and to certain selected dealers at such price less a concession of not more than 4.25% of the principal amount per note. After the initial public offering, the price to public and concessions to dealers may be changed by the underwriters.

         We have granted to the underwriters an option, exercisable by the underwriters from time to time within 45 days after the date of this prospectus, to purchase up to an additional $1,800,000 of notes at the price to public, less the underwriting discounts and commissions shown on the cover page of this prospectus. This option may be exercised in whole or in part, but only for the purpose of covering any over-allotments in the sale of the $12,000,000 in notes offered hereby. To the extent that the underwriters exercise the option, each underwriter will be obligated to purchase its pro rata share of the additional principal amount of the notes based on the underwriter's percentage underwriting commitment in the offering, which is indicated in the preceding table.

         In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes of the underwriters. Specifically, the underwriters may over-allot the notes in connection with the offering, creating a short position in the notes for the account. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, notes in the open market. The underwriters may also reclaim selling concessions allowed to a dealer for distributing notes in the offering, if the underwriters repurchase previously distributed notes in transactions to cover its short positions, in stabilization transactions or otherwise. Finally, the underwriters may bid for, and purchase, notes in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the notes above the market level that may otherwise prevail. The underwriters are not required to engage in these activities and may end any of these activities at any time. Any such activities will be undertaken in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, if at all.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the notes. In addition, neither we nor the underwriters make any representations that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discounted without notice.

         Prior to the offering, there has been no public market for the notes. We do not intend to list the notes on any securities exchange or include them for quotation on the Nasdaq system. The underwriters have advised us that they intend initially to make a market in the notes, but the underwriters are not obligated to do so and may discontinue market making at any time without notice.

         The following table summarizes the compensation we will pay the underwriters:


                                                         Assuming no                Assuming full
                                                         exercise of                 exercise of
Form of Compensation                                over-allotment option       over-allotment option
--------------------                                ---------------------       ---------------------
Total underwriting discounts and commissions              $1,020,000                 $1,173,000
Reimbursement of underwriters' expenses                       35,000                     37,000
                                                          ----------                 ----------
                                                          $1,055,000                 $1,210,000


         We estimate that the total expenses of the offering, excluding the underwriting discounts, commissions and expenses set forth on the table above will be approximately $400,000. The following table itemizes all of the expenses we expect to incur in connection with this offering other than the underwriting discounts, commissions and expenses set forth above. All expenses, other than the SEC and NASD fees, set forth below are estimates only.

Securities and Exchange Commission registration fee ................    $  6,072
NASD filing fee ....................................................       2,800
Accounting fees and expenses .......................................      70,000
Blue Sky fees and expenses .........................................       1,000
Legal fees and expenses ............................................     165,000
Printing expenses ..................................................      40,000
Trustee's fees and expenses ........................................      15,000
Underwriters' counsel fees and expenses ............................      75,000
Miscellaneous ......................................................      25,128
                                                                        --------
        TOTAL ......................................................    $400,000
                                                                        ========

         The foregoing is a summary of the material provisions of the underwriting agreement. The underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

                                  LEGAL MATTERS

         Certain legal matters in connection with the notes will be passed upon for us by Andrews & Kurth L.L.P., Dallas, Texas, and for the underwriters by Leonard, Street and Deinard Professional Association.

                                     EXPERTS

         The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this Prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the notes offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to us and the notes offered in this prospectus, reference is made to the registration statement and the exhibits and schedules filed therewith. Although all material terms and provisions of any material contract or other document filed are referred to in this prospectus and described herein, these descriptions are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the reference.

         We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to
Section 15(d) thereof and, in accordance therewith, file reports, proxy statements and other information with the Commission. For further information with respect to us, reference is hereby made to such reports and other information which, together with the registration statement and the exhibits and schedules thereto, can be inspected, without charge, at the public reference facilities maintained by the Commission at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1500, New York, New York 10048. Copies of all or any part of the registration statement can also be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Commission's Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov, that contains reports, proxy and information statements, and other information that has been or will be filed by us.

         Our website address is http://www.onyxco.com. The information included in our website is not made a part of this prospectus.

                                    GLOSSARY

ASSET-BACKED SECURITIES -- Securities that are backed by financial assets, such as automobile contracts and loans.

AUTO FINANCE CENTERS -- Regional offices we establish to purchase contracts and to market to and support relationships with motor vehicle dealerships.

BUY RATE -- An interest rate we quote to dealers at which we will purchase contracts. The buy rate is equal to the positive difference between the annual percentage rate borne by the contract and the annual percentage rate equivalent of the dealer participation we pay.

CONTRACT -- Retail installment sales contract and installment loan agreements secured by new or used automobiles, light-duty trucks or vans.

CREDIT ENHANCEMENT -- Credit enhancement refers to a mechanism that is intended to protect the holders of the asset backed securities against losses due to defaults by the obligors under the contracts.

DEALER PARTICIPATION -- The amount we pay to the dealership to purchase a contract above the principal amount financed. The dealer participation is based upon the finance charge that would be paid on the contract if it earned interest at a rate equal to the positive difference between the contract rate and our published buy rate. Depending on the option selected by the dealership, we may pay all or a portion of the dealer participation in advance at the time we acquire the contract.

EXCESS SERVICING INCOME -- The future servicing cash flows less the amortization of the excess servicing receivable.

EXCESS SERVICING RECEIVABLE -- The present value of future servicing cash flows to be distributed to us as determined in accordance with Statement of Financial Accounting Standards No. 65 ("SFAS 65"). To determine excess servicing receivable, the future servicing cash flows are first estimated using an assumed rate of prepayment that is intended to be conservative relative to historical experience and then discounted at an interest rate commensurate with the risk associated with this type of investment. Excess servicing receivable is then reduced by a credit loss provision based upon historical experience and deemed adequate to cover net losses over the life of the trust. The loss provision is calculated using a discount rate commensurate with a risk-free investment of similar maturity in accordance with Emerging Issues Task Force Announcement 92-2. Excess servicing receivable is subsequently amortized against servicing income on level-yield basis. Periodically we review the assumptions utilized in determining excess servicing receivable. If the present value of future servicing cash flows proves to be insufficient to recover the capitalized amount, we would make a charge to servicing income in accordance with SFAS 65. To date we have not recorded any such charges.

FUTURE SERVICING CASH FLOWS -- The difference between the cash collected from contracts in a securitization trust in any period, and the sum of (i) principal and interest paid in respect of such period on the asset backed securities issued to investors in the securitized pool of such contracts, (ii) a servicing fee at the rate of one percent per annum and (iii) other expenses of the trust.

GAIN ON SALE OF CONTRACTS -- The gain on sale of contracts is equal to the excess servicing receivable less (i) the difference between the aggregate principal balance of the contracts sold and the proceeds from the securitization; (ii) prepaid dealer participation; and (iii) net hedging gains or losses. The excess servicing receivable represents the estimated present value of future servicing cash flows earned on each trust. The securitizations are usually sold at or close to the principal balance of the contracts included therein. The costs of securitization consist of issuance expenses including surety bond premiums and the securitization underwriter's discounts.

NET INTEREST INCOME -- The difference between the revenue we earn on contracts held on our balance sheet prior to securitization and the interest costs associated with our borrowings to finance the warehousing of such contracts.

POOLING -- The accumulation of a group of contracts to create a package of receivables for sale through a trust to investors in a securitization.

PRE-FUNDING STRUCTURE -- A way of structuring securitizations involving a pre-funding account into which a portion of the proceeds received by the trust upon issuance of the asset-backed securities are deposited and used to purchase contracts during a set period after the initial closing of the securitization.

SECURITIZATION OR SECURITIZED -- The process through which contracts and other receivables are pooled and sold to a trust which issues certificates representing interests in the trust to investors.

SERVICING PORTFOLIO -- All of the contracts that we own and that we have sold in securitizations and continue to service.

SPREAD ACCOUNT -- An account required by the credit enhancer of a securitization trust in order to protect the credit enhancer against credit losses. Generally, excess interest received by the securitization trust from the pool of contracts is credited to the account and retained until the account balance reaches a particular maximum balance. If the maximum balance set forth under the terms of a particular securitization is attained, the future servicing cash flows and any surplus in the spread account are returned to us or our lenders, as the case may be. The maximum balance in a particular securitization may increase or decrease over time, and may never be attained in any particular securitization. Any remaining spread account balance is released to us or our lenders, as the case may be, upon termination of the securitization.

WAREHOUSING -- A method in which contracts are financed by financial institutions on a short-term basis. In a warehousing arrangement, loans are accumulated or pooled on a daily or less frequent basis and assigned or pledged as collateral for short-term borrowings until they are sold in a securitization.

                          ONYX ACCEPTANCE CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Statements of Financial Condition as of
  December 31, 1999 and 1998................................  F-3
Consolidated Statements of Income for the years ended
  December 31, 1999, 1998 and 1997..........................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1999, 1998 and 1997..............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 1998 and 1997..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
Onyx Acceptance Corporation

     In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Onyx Acceptance Corporation and its subsidiaries (the "Company") as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PRICEWATERHOUSECOOPERS LLP

Costa Mesa, California
January 26, 2000

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                     ASSETS

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1999            1998
                                                              ------------    ------------
Cash and cash equivalents...................................  $  5,190,271    $  1,928,991
Contracts held for sale (net of allowance)..................   229,991,667     152,760,781
Credit enhancement assets , at fair value...................   142,883,970     112,953,193
Furniture and equipment (net of accumulated depreciation)...     6,641,918       4,734,857
Other assets................................................     9,127,284       3,043,902
                                                              ------------    ------------
          Total Assets......................................  $393,835,110    $275,421,724
                                                              ============    ============

                                       LIABILITIES
Accounts payable............................................  $ 21,066,849    $ 10,959,913
Warehouse borrowings........................................   232,287,908     150,044,464
Excess servicing credit and residual lines..................    55,879,341      49,555,597
Subordinated debt...........................................    10,000,000      10,000,000
Capital lease obligations...................................       348,058         696,995
Accrued interest payable....................................     1,467,495         790,055
Other liabilities...........................................    19,677,435       9,550,979
                                                              ------------    ------------
          Total Liabilities.................................   340,727,086     231,598,003
Commitments and Contingencies

                                   STOCKHOLDERS' EQUITY
Common stock
  Par value $0.01 per share; authorized 15,000,000 shares;
     issued and outstanding 6,177,804 as of December 31,
     1999 and issued and outstanding 6,171,034 shares as of
     December 31, 1998......................................        61,778          61,710
  Additional paid in capital................................    37,892,071      37,839,151
  Retained earnings.........................................    15,714,771       5,922,860
Accumulated other comprehensive loss, net of tax............      (560,596)             --
                                                              ------------    ------------
     Total Equity...........................................    53,108,024      43,823,721
                                                              ------------    ------------
          Total Liabilities and Stockholders' Equity........  $393,835,110    $275,421,724
                                                              ============    ============

          See accompanying notes to consolidated financial statements.

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1999           1998           1997
                                                      -----------    -----------    -----------
REVENUES:
  Finance income....................................  $22,303,838    $20,753,734    $11,866,957
  Investment income.................................    2,129,528      1,194,477        431,373
                                                      -----------    -----------    -----------
INTEREST INCOME -- TOTAL............................   24,433,366     21,948,211     12,298,330
  Interest expense..................................   18,287,107     14,636,534      7,261,645
                                                      -----------    -----------    -----------
NET INTEREST INCOME.................................    6,146,259      7,311,677      5,036,685
  Servicing fee income..............................   28,877,019     16,663,450      9,189,108
  Gain on sale of contracts.........................   53,919,657     36,417,216     19,586,291
                                                      -----------    -----------    -----------
TOTAL REVENUES......................................   88,942,935     60,392,343     33,812,084
                                                      -----------    -----------    -----------
EXPENSES:
  Provision for credit losses.......................    1,246,074      1,579,831        785,445
  Salaries and benefits.............................   40,034,851     26,754,000     17,424,729
  Occupancy.........................................    3,297,431      1,823,290      1,478,349
  Depreciation......................................    3,482,202      2,105,743      1,194,186
  General and administrative expenses...............   24,144,418     17,743,525     10,643,087
                                                      -----------    -----------    -----------
TOTAL EXPENSES......................................   72,204,976     50,006,389     31,525,796
                                                      -----------    -----------    -----------
NET INCOME BEFORE INCOME TAXES......................   16,737,959     10,385,954      2,286,288
  Income taxes......................................    6,946,048      4,310,170        984,017
                                                      -----------    -----------    -----------
NET INCOME..........................................  $ 9,791,911    $ 6,075,784    $ 1,302,271
                                                      ===========    ===========    ===========
NET INCOME PER SHARE OF COMMON STOCK
  Basic.............................................  $      1.59    $      0.99    $      0.22
  Diluted...........................................  $      1.50    $      0.95    $      0.21
                                                      ===========    ===========    ===========
Basic shares outstanding............................    6,173,922      6,112,370      6,000,431
                                                      ===========    ===========    ===========
Diluted shares outstanding..........................    6,514,477      6,424,959      6,294,071
                                                      ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                       ACCUMULATED
                                       COMMON STOCK       ADDITIONAL     RETAINED     COMPREHENSIVE       TOTAL
                                    -------------------     PAID IN      EARNINGS     LOSS, NET OF    STOCKHOLDERS'
                                     SHARES     AMOUNT      CAPITAL      (DEFICIT)         TAX           EQUITY
                                    ---------   -------   -----------   -----------   -------------   -------------
BALANCE AT DECEMBER 31, 1996......  5,904,768   $59,048   $37,753,725   $(1,455,195)                   $36,357,578
Issuance of Common Stock..........    112,867     1,128        56,433                                       57,561
Net Income........................                                        1,302,271                      1,302,271
                                    ---------   -------   -----------   -----------     ---------      -----------
BALANCE AT DECEMBER 31, 1997......  6,017,635    60,176    37,810,158      (152,924)                    37,717,410
Issuance of Common Stock..........    153,399     1,534        28,993                                       30,527
Net Income........................                                        6,075,784                      6,075,784
                                    ---------   -------   -----------   -----------     ---------      -----------
BALANCE AT DECEMBER 31, 1998......  6,171,034    61,710    37,839,151     5,922,860                     43,823,721
Issuance of Common Stock..........      6,770        68        52,920                                       52,988
Comprehensive income:
  Unrealized losses in credit
    enhancement assets, net of tax
    of $391,545...................                                                      $(560,596)        (560,596)
Net Income........................                                        9,791,911                      9,791,911
                                                                        -----------     ---------      -----------
Total Comprehensive Income........                                        9,791,911     $(560,596)       9,231,315
                                    ---------   -------   -----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 1999........  6,177,804   $61,778   $37,892,071   $15,714,771     $(560,596)     $53,108,024
                                    =========   =======   ===========   ===========     =========      ===========

          See accompanying notes to consolidated financial statements.

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------
                                                           1999               1998              1997
                                                      ---------------    ---------------    -------------
OPERATING ACTIVITIES
  Net Income........................................  $     9,791,911    $     6,075,784    $   1,302,271
     Adjustments to reconcile net income to net cash
       used in operating activities:
       Amortization of retained interest in
          securitized assets........................       72,703,567         35,749,891       10,775,171
       Write-off of unamortized participation on
          securitized loans.........................       41,693,823         27,467,086       15,523,390
       Provision for credit losses..................        1,246,074          1,579,831          785,446
       Depreciation and amortization................        3,482,202          2,105,743        1,194,186
       Decrease (increase) in trust receivable......       (2,000,000)         3,665,300       (3,763,661)
       Increase in retained interest in securitized
          assets....................................     (101,586,485)       (80,632,733)     (41,603,001)
       (Increase) decrease in other assets..........       (6,083,382)        (1,118,928)         521,949
       Increase in accounts payable.................       10,106,936          4,395,467        4,896,659
       Increase in accrued interest payable.........          677,440            487,817          229,077
       Increase in other liabilities................        9,837,822          4,057,894        3,245,629
       Proceeds from the securitization of contracts
          held for sale.............................    1,450,000,000        926,759,606      527,276,091
       Purchase of contracts held for sale..........   (1,559,003,536)    (1,038,534,757)    (605,905,410)
       Repurchase of trust contracts................       (6,367,145)       (12,387,783)              --
       Principal payments received on contracts held
          for sale..................................       41,201,966         39,182,459       26,957,179
       Payments of participation to dealers (net of
          chargeback collections and amortized
          expense)..................................      (46,002,066)       (32,484,915)     (16,416,931)
                                                      ---------------    ---------------    -------------
Cash used in operating activities...................      (80,300,873)      (113,632,238)     (74,981,955)
                                                      ---------------    ---------------    -------------
INVESTING ACTIVITIES
  Purchase of furniture and equipment...............       (5,389,265)        (3,835,335)      (1,824,853)
                                                      ---------------    ---------------    -------------
Cash used in investing activities...................       (5,389,265)        (3,835,335)      (1,824,853)
                                                      ---------------    ---------------    -------------
FINANCING ACTIVITIES
  Payments on capital leases........................         (348,937)          (468,060)        (425,189)
  Proceeds from warehouse line......................    1,371,842,851        985,997,562      538,897,511
  Payments on warehouse line........................   (1,289,599,407)      (896,459,000)    (488,500,000)
  Proceeds from drawdown on excess service
     borrowings.....................................       39,257,170         32,000,000       27,500,000
  Payments to paydown excess service credit
     borrowings.....................................      (32,933,427)       (12,444,403)              --
  Proceeds from subordinated debt...................                          10,000,000               --
  Proceeds from exercise of options/warrants........           52,988             30,527           57,561
  Proceeds from other loans.........................        1,013,323                 --               --
  Payments on other loans...........................         (333,143)          (251,072)        (335,093)
                                                      ---------------    ---------------    -------------
Cash provided by financing activities...............       88,951,418        118,405,554       77,194,790
                                                      ---------------    ---------------    -------------
Increase in cash and cash equivalents...............        3,261,280            937,981          387,982
Cash and cash equivalents at beginning of period....        1,928,991            991,010          603,028
                                                      ---------------    ---------------    -------------
Cash and cash equivalents at end of period..........  $     5,190,271    $     1,928,991    $     991,010
                                                      ===============    ===============    =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Noncash activities:
     Additions to capital leases....................  $            --    $       162,744    $     884,654
  Cash paid:
     Interest.......................................  $    17,609,667    $    14,148,717    $   7,032,567
     Income taxes...................................  $     1,198,090    $       130,020    $     541,890

          See accompanying notes to consolidated financial statements.

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF OPERATIONS

     Onyx Acceptance Corporation ("Onyx") was incorporated on August 17, 1993, and commenced operations in February 1994. Onyx and its wholly owned special purpose finance subsidiaries Onyx Acceptance Financial Corporation ("OAFC"), Onyx Acceptance Funding Corporation ("OFC") and Onyx Acceptance Receivables Corporation ("OARC") (collectively, the "Company") specialize in the purchase, origination, sale and servicing of retail automobile installment loans ("Loans" or "Contracts") originated by automobile dealers. The Company provides an independent source to automobile dealers to finance their customers' purchases of new and used vehicles. The Company attempts to meet the needs of dealers through consistent buying practices, competitive rates, a dedicated customer service staff, fast turnaround time and systems designed to expedite the processing of loan applications.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Onyx, OAFC, OFC and OARC. All significant intercompany accounts and transactions have been eliminated upon consolidation.

     Cash and Cash Equivalents: The Company considers all significant investments with maturity at acquisition of three months or less to be cash equivalents.

     Contracts Held for Sale: Contracts held for sale are stated at the lower of aggregate amortized cost or net realizable value, net of allowance for credit losses.

     The Company defers certain Contract origination fees and participation paid to dealers. The net amount is amortized as an adjustment to the related Contract's yield, on the same basis as that used to record income on the Contracts, over the contractual life of the related Contracts. At the time of sale or securitization, any remaining amounts are included as part of the computation of the gain on sale of Contracts.

     The current policy of the Company is to recognize losses on repossessed vehicles in the month in which the vehicle is sold or in which the scheduled payment becomes 120 days delinquent, whichever occurs first. Losses may occur in connection with delinquent Contracts for which the vehicle was not repossessed, either because of a discharge of the obligor's indebtedness in a bankruptcy proceeding or due to the Company's inability to locate the financed vehicle or the obligor. In these cases, losses are recognized at the time a Contract is deemed uncollectable or during the month a scheduled payment under the Contract becomes 150 days past due, whichever occurs first.

     Allowance for Credit Losses: The allowance for credit losses is maintained at a level believed adequate by management to absorb potential losses in the Contracts held for sale. The provision rate is established by management using the following criteria: past loss experience, current economic conditions, volume, growth and other relevant factors, and is re-evaluated on a quarterly basis. The allowance is increased by provisions for Contract losses charged against income. All recoveries on finance receivables previously charged off are credited to the allowance, while charge-off's of finance receivables are deducted from the allowance.

     Sales of Contracts: The Company purchases Contracts to be sold to investors with servicing rights retained by the Company. The Company sells a majority of its Contracts and does not retain any residual interest in securitized or sold Contracts. Contracts are sold at or near par value with the Company retaining a participation in the future cash flows released by Trusts in Contracts securitized but on cash sales no participation is retained in the future cash flows. As of December 31, 1999 the Company was servicing all the Contracts sold to the Trusts. As of December 31, 1999 and 1998, 39% and 54% respectively, of the sold portfolio was originated in California.

     Furniture and Equipment: Furniture and equipment are stated at cost less accumulated depreciation, and are depreciated for financial reporting purposes on a straight-line basis over a three year estimated life.

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

Capitalized leased assets are amortized over the lease term. Leasehold improvements are amortized over a period not exceeding the term of the lease.

     Interest and Fee Income: Interest and fee income on Contracts held for sale is determined on a monthly basis using either the simple interest (level yield) method or the sum-of-the-months digits method, which approximates the effective yield method.

     Income Taxes: The Company utilizes Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the year in deferred tax assets and liabilities. The Company files consolidated federal and state tax returns.

     Net Income Per Share: Net income per share are presented in a dual format, computed both including and excluding the impact of potential common stock.

     Derivative Financial Instruments: The Company employs hedging strategies to manage its gross interest rate risk. The hedging strategies include the use of forward swap agreements to manage the interest rate on securitization of the Contracts held for sale.

     The forward swap agreements are entered into by the Company in numbers and amounts which correspond to the anticipated principal amount of future securitization transactions. The market value of these forward agreements responds inversely to the market value change of the underlying Contracts. Because of this inverse relationship, the Company can effectively lock in its gross interest rate spread at the time the hedge transaction is entered into. Unrealized gains and losses relative to these agreements are deferred and recognized in full at the time of securitization as an adjustment to the gain on sale of contracts. The Company is not required to maintain any collateral with respect to its hedging strategies, until the point where the fair value declines below ($1.0) million. The Company only uses highly rated counterparties. Credit exposure is limited to those transactions with a positive fair value.

     Pervasiveness of Estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Stock-based Compensation: Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"), encourages, but does not require companies to recognize compensation expense associated with stock based compensation plans over the anticipated service period based on the fair value of the award on the date of grant. As allowed by SFAS 123, however, the Company has elected to continue to measure compensation costs as prescribed by APB Opinion No. 25 "Accounting for Stock Issued to Employees." See footnote 12 for Pro Forma disclosures of net income and net income per share, as if SFAS 123 had been adopted.

     Comprehensive Income: The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), effective January 1, 1998. SFAS 130 establishes standards for reporting comprehensive income and its components in a full set of financial statements. The standard requires that all items that are required to be recognized under accounting standards as components of comprehensive income, including an amount representing total comprehensive income, be reported in a

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES financial statement that is displayed with the same prominence as other financial statements. Pursuant to SFAS 130, the Company has reported comprehensive income in the accompanying Consolidated Statements of Stockholders' Equity.

     Reclassification: Certain amounts in the prior year consolidated financial statements have been reclassified to conform to 1999 presentation.

NOTE 3 -- RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative contracts, and for hedging activities. The new standard requires that all derivatives be recognized as either assets or liabilities in the consolidated statements of financial condition and that those instruments be measured at fair value. If certain conditions are met, a derivative may be specifically designated as a hedging instrument. The accounting for changes in the fair value of a derivative (that is, unrealized gains and losses) depends on the intended use of the derivative and the resulting designation. The statement is effective in the first quarter of year 2001. The Company is presently assessing the effect of SFAS 133 on the consolidated financial statements of the Company.

NOTE 4 -- CONTRACTS HELD FOR SALE

     Contracts held for sale consist of the following:

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                              1999            1998
                                                          ------------    ------------
Gross Contracts held for sale...........................  $235,694,305    $160,386,439
Less unearned interest..................................     6,219,049       8,434,206
                                                          ------------    ------------
Contracts held for sale.................................   229,475,256     151,952,233
Allowance for credit losses.............................    (1,453,660)     (1,052,178)
                                                          ------------    ------------
                                                           228,021,596     150,900,055
Dealer participation....................................     1,970,071       1,860,726
                                                          ------------    ------------
          Total.........................................  $229,991,667    $152,760,781
                                                          ============    ============

     As of December 31, 1999 and 1998, 25% and 39% of Contracts held for sale were originated in California, respectively.

     At December 31, 1999, contractual maturities of Contracts held for sale were as follows:

2000........................................................  $    369,477
2001........................................................     2,749,083
2002........................................................    10,278,621
2003........................................................    25,296,345
2004 and thereafter.........................................   190,781,730
                                                              ------------
                                                              $229,475,256
                                                              ============

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

     Changes in the allowance for credit losses were as follows:

                                                            DECEMBER 31,
                                               ---------------------------------------
                                                  1999           1998          1997
                                               -----------    -----------    ---------
Balance at beginning of period...............  $ 1,052,178    $   316,902    $  61,190
Provision for credit losses..................    1,246,074      1,579,831      785,446
Charged-off loans............................   (1,160,883)    (1,100,158)    (620,781)
Recoveries...................................      316,291        255,603       91,047
                                               -----------    -----------    ---------
Balance at end of period.....................  $ 1,453,660    $ 1,052,178    $ 316,902
                                               ===========    ===========    =========

     The fair value of Contracts held for sale was $243.9 million and $163.5 million at December 31, 1999 and 1998, respectively.

     At December 31, 1999, the Company had entered into four year amortizing forward swap agreements with a notional face amount outstanding of $150.0 million with maturities matching the average life of the Contracts being hedged. At December 31, 1999, these agreements had a fair value of $618,000. In addition, at December 31, 1999, the Company had offsetting swap agreements of $73.3 million in notional face amount outstanding with a fair value of ($259,600). At December 31, 1998, the Company had similar agreements with a notional face amount outstanding of $81.0 million with deferred losses of $1.0 million.

     Included in the Gain on Sale of Contracts for the year ended December 31, 1999, is a gain of $1.8 million related to hedging activities. Gain on sale of Contracts for the years ended December 31, 1998 and 1997 included losses of $4.8 million and $1.3 million respectively, arising from hedging activities.

     Contracts serviced by the Company for the benefit of others totaled approximately $1.9 billion at December 31, 1999 and $1.2 billion at December 31, 1998. These amounts are not reflected in the accompanying consolidated financial statements.

NOTE 5 -- CREDIT ENHANCEMENT ASSETS

     SFAS 125 requires that following a transfer of financial assets, an entity is to recognize the assets it controls and the liabilities it has incurred, and derecognize assets for which control has been surrendered and liabilities that have been extinguished.

     Credit enhancement assets consisted of the following:

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                              1999            1998
                                                          ------------    ------------
Trust receivable........................................  $  5,712,501    $  3,712,501
RISA....................................................   137,171,469     109,240,692
                                                          ------------    ------------
          Total.........................................  $142,883,970    $112,953,193
                                                          ============    ============

     Retained interest in securitized assets ("RISA") capitalized upon securitization of Contracts represent the present value of the estimated future earnings to be received by the Company from the excess spread created in securitization transactions. Excess spread is calculated by taking the difference between the coupon rate of the Contracts sold and the weighted average certificate rate paid to the investors less contractually specified servicing and guarantor fees and projected credit losses, after giving effect to estimated prepayments.

     Prepayment and credit loss assumptions are utilized to project future earnings and are based on historical experience. Credit losses are estimated using cumulative loss frequency and severity estimates by management. All assumptions are evaluated each quarter and adjusted, if appropriate, to reflect the actual performance of the contracts.

     Future earnings are discounted at a rate management believes to be representative of market at the time of securitization. The balance of RISA is amortized against actual excess spread income earned on a monthly

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES basis over the expected repayment life of the underlying contracts. RISA is classified in a manner similar to available for sale securities and as such is marked to market each quarter. Market value changes are calculated by discounting the remaining projected excess spread using a current market discount rate. Any changes in the market value of the RISA is reported as a separate component of shareholders' equity as an unrealized gain or loss, net of deferred taxes. As of December 31, 1999 the market value of RISA was $1.0 million lower than cost. As of December 31, 1998 the market value of RISA approximated cost. The Company retains the rights to service all contracts it securitizes.

     The following table presents the balances and activity for RISA:

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                              1999            1998
                                                          ------------    ------------
Beginning Balance.......................................  $109,240,692    $ 64,357,850
Additions...............................................   101,586,485      80,632,733
Amortization............................................   (72,703,567)    (35,749,891)
Change in unrealized loss on securities available for
  sale..................................................      (952,141)              0
                                                          ------------    ------------
          Ending Balance................................  $137,171,469    $109,240,692
                                                          ============    ============

     In initially valuing the RISA, the Company establishes an off balance sheet allowance for expected future credit losses. The allowance is based upon historical experience and management's estimate of future performance regarding credit losses. The amount is reviewed periodically and adjustments are made if actual experience or other factors indicate that future performance may differ from management's prior estimates.

     The following table presents the estimated future undiscounted retained interest earnings to be received from securitizations. Estimated future undiscounted RISA earnings are calculated by taking the difference between the coupon rate of the Contracts sold and the weighted average certificate rate paid to the investors, less the contractually specified servicing fee of 1.0% and financial insurance fees, after giving effect to estimated prepayments and assuming no losses. To arrive at the RISA, this amount is reduced by the off balance sheet allowance established for potential future losses and by discounting to present value.

                                                                 DECEMBER 31,
                                                       --------------------------------
                                                            1999              1998
                                                       --------------    --------------
Estimated net undiscounted RISA earnings.............  $  246,233,703    $  176,600,869
Off balance sheet allowance for losses...............      83,890,616        51,009,542
Discount to present value............................      25,171,618        16,350,635
                                                       --------------    --------------
Retained interest in securitized assets..............  $  137,171,469    $  109,240,692
                                                       ==============    ==============
Outstanding balance of contracts sold through
  securitizations....................................  $1,897,241,943    $1,183,157,096

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

NOTE 6 -- FURNITURE AND EQUIPMENT

     Furniture and equipment consisted of the following:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1999           1998
                                                            -----------    -----------
OWNED:
  Office furniture........................................  $ 3,095,882    $ 2,031,561
  Computer equipment......................................   10,485,292      5,869,612
  Leasehold improvements..................................    1,454,053        748,292
                                                            -----------    -----------
          Total...........................................   15,035,227      8,649,465
                                                            -----------    -----------
CAPITALIZED LEASES:
  Computer equipment......................................      449,500      1,441,073
                                                            -----------    -----------
          Total...........................................      449,500      1,441,073
                                                            -----------    -----------
Total furniture and equipment.............................   15,484,727     10,090,538
Less: accumulated depreciation and amortization...........    8,842,809      5,355,681
                                                            -----------    -----------
Furniture and equipment, net..............................  $ 6,641,918    $ 4,734,857
                                                            ===========    ===========

NOTE 7 -- WAREHOUSE BORROWING

     The Company has two commercial paper facilities (the "CP Facilities") with financial institutions, one with Triple-A One Funding Corporation ("Triple-A") and the other with The Chase Manhattan Bank ("Chase"). The Chase facility was entered into in August 1999 and provides $150 million of additional borrowing capacity. There were no borrowings outstanding under the Chase facility as of December 31, 1999. The Triple-A facility, which provides borrowing availability of $375 million, had borrowings outstanding at December 31, 1999 of $232,287,908 and at December 31, 1998 of $150,044,464. Under terms of the agreements the Company is able to borrow 98% of the principal amount of Contracts purchased. Borrowings under these facilities become due as the principal payments are received or the related automobile Contracts are sold. The amount of commercial paper outstanding under these facilities at any time is collateralized by the Contracts held for sale. The MBIA facility matures in September 2000 while the Chase facility matures in August 2000. Both are subject to annual renewals on each respective anniversary date. The Company is in compliance with certain ratios and other borrowing covenants under each arrangement. The fair value of commercial paper was $232.3 million and $150.0 million at December 31, 1999 and 1998 respectively. The commercial paper facilities had an average interest rate of 6.18% for the year ended December 31, 1999, and 6.47% for the year ended December 31, 1998.

     Additionally, the Company has a repurchase facility with Merrill Lynch (the "Merrill Line") providing $100 million of borrowing capacity for the purchase or origination of Contracts. Outstanding debt is collateralized by Contracts held for sale. As of December 31, 1999 and December 31, 1998, there was no debt outstanding under this line. This facility was renewed in February 2000 for a one year term.

NOTE 8 -- EXCESS SERVICING LINES

     The Company has three credit lines collateralized by credit enhancement assets. Total borrowings outstanding under all three lines at December 31, 1999 were $55.9 million and $49.6 million at December 31, 1998.

     The Company is party to a collateralized loan ("Excess Servicing Facility") with a lending group for up to $45 million, which was used for working capital and other expenditures. The Excess Servicing Facility matured in June 1999. This line is now in the amortization period and all cash flows from the underlying securitizations, which are collateral, are being used to repay the outstanding principal balance. Total

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES borrowings outstanding under the Excess Servicing Facility were $25.0 million at December 31, 1999 and $38.5 million at December 31, 1998. The Excess Servicing Facility had an average interest rate of 8.66% for the year ended December 31, 1999 and 8.76% for 1998. The fair value of the Excess Servicing Facility was $25.0 million at December 31, 1999 and $38.5 million at December 31, 1998. The Company is in compliance with certain ratios and other borrowing covenants under the Excess Servicing Facility.

     The Company, through OFC, has two residual Facilities: a $10.0 million committed facility with MLMCI and a $50.0 million line with Salomon Smith Barney Realty Corporation ("SBRC") (the "SBRC Line" and together with the facility with MLMCI, the "Residual Lines"). The Residual Lines are used by the Company to finance operating requirements. The lines utilize a collateral-based formula that sets borrowing availability to a percentage of the value of excess cash flow to be received from certain securitizations. The facility provided by MLMCI was renewed in February 2000 for a one year term. Each loan under the SBRC Line matures one year after the date of the loan; the Company expects each loan to be renewed at term.

     Interest paid under each line is tied to the 30 day Libor Rate. The average interest rates for year ending 1999 were 7.86% for the MLMCI facility and 7.94% for the SBRC facility compared to 8.19% and 8.06% respectively for the year ending December 31, 1998. The Residual Lines had a combined fair value of $30.9 million at December 31, 1999, with debt outstanding under the MLMCI line of $9.2 million and debt outstanding under the SBRC line of $21.7 million.

NOTE 9 -- SUBORDINATED DEBT

     The Company has a $10.0 million subordinated debt offering. The term of the subordinated debt is for two years ending February 24, 2000, and bears a fixed interest rate of 9.5%. In February 2000, the Company exercised its option to extend the term by three years during which the loan will fully amortize. The Company also issued to the lender a warrant for Common Stock in the amount of 180,529 shares of the Common Stock of the Company.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

     Leases: The Company leases furniture, fixtures and equipment under capital leases with terms in excess of one year. The Company leases its office space under operating leases with options to renew. Certain operating lease agreements provide for escalations based on contractual provisions.

     Future minimum lease payments required under capital leases and noncancelable operating leases are as follows as of December 31, 1999:

                                                             CAPITAL           OPERATING
                                                              LEASES             LEASES
                                                          --------------    ----------------
2000....................................................    $ 210,448         $ 4,555,030
2001....................................................      120,704           4,435,197
2002....................................................      102,739           4,222,244
2003....................................................       15,627           4,098,162
2004 and thereafter.....................................            0          19,949,395
                                                            ---------         -----------
          Total.........................................      449,518         $37,260,028
                                                                              ===========
Less amounts representing interest......................     (101,460)
                                                            ---------
Present value of net minimum lease payments.............    $ 348,058
                                                            =========

     Rental expenses for premises and equipment amounted to approximately $3.1 million, $1.7 million and $1.4 million for the year ended December 31, 1999, 1998, and 1997 respectively.

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

NOTE 11 -- LITIGATION

     As a consumer finance company, the Company is subject to various consumer claims and litigation seeking damages and statutory penalties based upon, among other things, disclosure inaccuracies and wrongful repossession, which could take the form of a plaintiff's class action complaint. The Company, as the assignee of finance contracts originated by dealers, may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. The damages and penalties claimed by consumers in these types of matters can be substantial. The relief requested by the plaintiff's varies but includes requests for compensatory, statutory and punitive damages. The Company is a defendant in three consumer class actions, one of which was served in 2000. One such proceeding served in 1999, in which the Company is a defendant, has been brought as a putative class action and is pending in the State of California. A class has yet to be certified in this case in which the plaintiffs allege certain defects in post-repossession notice forms in the State of California. Another proceeding also served in 1999, in which the Company is a defendant, has been brought as a putative class action and also is pending in the State of California. A class was certified in 2000; in the matter, the plaintiffs raise issues regarding the payment of dealer participation dealers.

     Management believes that the Company has taken prudent steps to address the litigation risks associated with the Company's business activities. However, there can be no assurance that the Company will be able to successfully defend against all such claims or that the determination of any such claim in a manner adverse to the Company would not have a material adverse effect on the Company's automobile finance business.

     On January 25, 2000, a putative class action complaint was filed against the Company and certain of the Company's officers and directors alleging violations of Section 10(b) and 20(a) of the Securities and Exchange Act of 1934 arising from the Company's use of the cash-in method of measuring and accounting for credit enhancement assets in the financial statements. The Company believes that its previous use of the cash-in method of measuring and accounting for credit enhancement assets was consistent with then current generally accepted accounting principles and accounting practices of other finance companies. As required by the Financial Accounting Standards Board's Special Report, "A Guide to Implementation of Statement 125 on Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, Second Edition," dated December 1998 and related statements made by the staff of the Commission, the Company retroactively changed the method of measuring and accounting for credit enhancement assets to the cash-out method and restated the Company's financial statements for 1996, 1997 and the first three fiscal quarters of 1998. The Company intends to vigorously defend against the complaint.

     In the opinion of management, the resolution of the proceedings described in this section will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

NOTE 12 -- STOCK OPTIONS

     As of December 31, 1999, the Company has reserved 1,539,624 shares for future issuance to certain employees under its stock option plans. The options may be exercised at prices ranging from $0.51 per share to $11.50 per share at any time, in whole or part, within ten years after the date of grant. Reserved, unoptioned shares totaled 249,488 at December 31, 1999, 240,566 at December 31, 1998, and 185,176 at December 31, 1997.

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

     A summary of the status of the Company's stock option plan as of December 31, 1999, 1998 and 1997, and changes during the years ending on those dates is presented below:

                                     1999                      1998                     1997
                            ----------------------    ----------------------    ---------------------
                                          WEIGHTED                  WEIGHTED                 WEIGHTED
                                          AVERAGE                   AVERAGE                  AVERAGE
                                          EXERCISE                  EXERCISE                 EXERCISE
         OPTIONS              SHARES       PRICE        SHARES       PRICE       SHARES       PRICE
         -------            ----------    --------    ----------    --------    ---------    --------
Outstanding at beginning
  of year.................   1,120,697     $5.59         802,200     $7.51        597,480     $6.10
Granted...................     256,325      6.11       1,296,878      6.32        402,700      7.89
Exercised.................      (6,770)     7.83         (38,118)     0.80       (112,867)     0.51
Forfeited.................     (80,116)     6.01        (940,263)     8.39        (85,113)     8.66
                            ----------     -----      ----------     -----      ---------     -----
Outstanding at end of
  year....................   1,290,136     $5.66       1,120,697     $5.59        802,200     $7.51
                            ==========     =====      ==========     =====      =========     =====
Options exercisable at
  year end................     774,506                   502,624                  321,564
                            ==========                ==========                =========
Weighted-average fair
  value of options granted
  during the year.........  $     6.11                $     6.32                $    7.89
                            ==========                ==========                =========

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                                                           OPTIONS EXERCISABLE
                                 OPTIONS OUTSTANDING                  ------------------------------
                  -------------------------------------------------     NUMBER
                    NUMBER      WEIGHTED-AVERAGE                      EXERCISABLE
   RANGE OF       OUTSTANDING      REMAINING       WEIGHTED-AVERAGE       AT        WEIGHTED-AVERAGE
EXERCISE PRICES   AT 12/31/99   CONTRACTUAL LIFE    EXERCISE PRICE     12/31/99      EXERCISE PRICE
---------------   -----------   ----------------   ----------------   -----------   ----------------
$ 0.51               114,399       4.26 years           $  .51          114,399          $  .51
$ 5.50 -  5.81     1,037,199             7.66             5.74          558,687            5.75
$ 6.75 -  8.00        56,380             8.39             7.45           31,046            7.41
$ 8.50 -  9.13        10,700             9.09             8.85            1,000            8.50
$10.29 - 11.50        71,458             7.36            10.94           69,374           10.96
                   ---------       ----------           ------          -------          ------
$ 0.51 - 11.50     1,290,136             7.39           $ 5.66          774,506          $ 5.51
                   =========       ==========           ======          =======          ======

     Substantially all of the options granted by the Company vest over a four year period, 25% after one year and the remaining 75% ratably over the following 36 month period. All of the options are granted at the closing price on the date of the grant.

     SFAS 123 provides for companies to recognize compensation expense associated with stock based compensation plans over the anticipated service period based on the fair value of the award on the date of grant. However, SFAS 123 allows companies to continue to measure compensation costs prescribed by APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Companies electing to continue accounting for stock based compensation plans under APB 25 must make pro forma disclosures of net income and net income per share, as if SFAS 123 had been adopted. The company has continued to account for stock-based compensation plans under APB 25. The fair value of the options was estimated at date of grant using a Black-Scholes single option pricing model using the following assumptions:

                                                                DECEMBER 31,
                                                   --------------------------------------
                                                      1999          1998          1997
                                                   ----------    ----------    ----------
Risk free interest rate..........................         5.6%          5.1%          5.5%
Expected stock price volatility..................        76.0%         63.9%         52.0%
Expected life of options.........................  four years    four years    four years
Expected dividends...............................        none          none          none

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

     The following table presents the pro forma disclosures required for SFAS 123 for the years ended December 31:

                                                               1999     1998    1997
                                                              ------   ------   -----
Pro forma net income (in thousands).........................  $7,831   $5,322   $ 895
Pro forma net income per share-basic........................  $ 1.27   $ 0.87   $0.15
Pro forma net income per share-diluted......................  $ 1.23   $ 0.83   $0.14

NOTE 13 -- EMPLOYEE 401K DEFERRED SAVINGS PLAN

     The Company has established a salary deferral savings program pursuant to IRS Code Section 401(k) (the "401(k) Plan") for qualified employees. Under this plan, employees may contribute a percentage of their pre-tax earnings to the 401(k) Plan. Effective July 1, 1998, the Company amended the 401(k) Plan to permit matching Company contributions. Employee contributions up to the lesser of $10,000 or 6% of pre-tax earnings made after one year of service are matched by a Company contribution equal to 50% of the employee's contribution. Matching contributions are made in the Company's common stock and begin vesting 20% per year following the completion of three years of service. Company expense related to the 401(k) Plan totaled $176,589 in 1999 and $87,000 in 1998.

NOTE 14 -- SHAREHOLDERS' EQUITY

     Preferred Stock: The Company has 3 million shares of preferred stock authorized of which 200,000 shares have been designated Series A participating Preferred Stock.

     In July 1997, the Company's Board of Directors adopted a Stockholder Rights Plan ("Plan") in which preferred stock purchase rights were distributed as a dividend at the rate of one preferred share purchase right (a "Right") for each outstanding share of common stock held by stockholders of record on July 21, 1997. The Rights are designed to guard against partial tender offers and other abusive tactics that might be used in an attempt to gain control of the Company or to deprive stockholders of their interest in the long-term value of the Company. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock (subject to certain exceptions stated in the Plan) or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's common stock. The Rights will expire on July 20, 2007.

     Dividends: The Company does not intend to declare dividends in the foreseeable future. The Company's ability to pay or declare dividends is restricted by the terms of its current credit facilities.

NOTE 15 -- INCOME TAXES

     The following table presents the current and deferred provision for federal and state income taxes for the years ended December 31, 1999, 1998 and 1997:

                                                     1999          1998         1997
                                                  ----------    ----------    --------
Current:
  Federal.......................................  $2,318,566    $  698,132    $252,897
  State.........................................   1,227,606        17,744      69,332
                                                  ----------    ----------    --------
          Total.................................   3,546,172       715,876     322,229
                                                  ----------    ----------    --------
Deferred:
  Federal.......................................   3,266,896     3,070,600     460,648
  State.........................................     132,980       523,694     201,140
                                                  ----------    ----------    --------
          Total.................................   3,399,876     3,594,294     661,788
                                                  ----------    ----------    --------
          Combined Total........................  $6,946,048    $4,310,170    $984,017
                                                  ==========    ==========    ========

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

     The provision for income taxes differs from the amount that would result from applying the federal statutory rate as follows for the years ended December 31, 1999, 1998 and 1997:

                                                              1999    1998    1997
                                                              ----    ----    ----
Statutory regular federal income tax rate (benefit).........   34%     34%     34%
State taxes (net of federal benefit)........................    6       7       8
Other.......................................................    1       0       1
                                                               --      --      --
                                                               41%     41%     43%
                                                               ==      ==      ==

     The components of the deferred income tax asset or (liability) as of December 31, 1999 and 1998 are as follows:

                                                              1999            1998
                                                          ------------    ------------
Property and equipment..................................  $  1,275,232    $    855,656
Unrealized loss in credit enhancement assets............      (391,545)             --
Accrued liabilities.....................................     1,939,275         408,438
Capitalized costs.......................................      (904,538)       (675,204)
Allowance for credit losses.............................       610,490         441,880
Gain on sale of Contracts...............................   (11,726,155)    (20,164,719)
Net operating losses....................................            --      14,055,868
Credit carryover........................................        18,211          18,211
State taxes.............................................       853,155         525,415
                                                          ------------    ------------
                                                          $ (8,325,875)   $ (4,534,455)
                                                          ============    ============

NOTE 16 -- WARRANTS

     At December 31, 1999, the Company had the following warrants outstanding to purchase shares of common stock:

                                     BALANCE           NET          BALANCE           NET          BALANCE
                                   OUTSTANDING     REDUCTIONS     OUTSTANDING     REDUCTIONS     OUTSTANDING
                                        AT             TO              AT             TO              AT
                       EXERCISE    DECEMBER 31,    OUTSTANDING    DECEMBER 31,    OUTSTANDING    DECEMBER 31,
                        PRICE          1997         WARRANTS          1998         WARRANTS          1999
                       --------    ------------    -----------    ------------    -----------    ------------
Warrants.............   $ 0.03       116,922         115,286          1,636          0               1,636
Warrants.............   $ 0.51        84,311               0         84,311          0              84,311
Warrants.............   $11.50        16,332               0         16,332          0              16,332
Warrants.............   $17.15         3,791               0          3,791          0               3,791
Warrants.............   $ 8.88             0               0        180,529          0             180,529
                                     -------         -------        -------           ---          -------
          Total......                221,356         115,286        286,599          0             286,599
                                     =======         =======        =======           ===          =======

     At December 31, 1999, all the Company's warrants outstanding to purchase shares of common stock were exercisable.

     No warrants were exercised during 1999.

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

NOTE 17 -- NET INCOME PER SHARE

     In accordance with Statement of Financial Accounting Standards No. 128, the following is an illustration of the dilutive effect of the Company's potential common stock on net income per share.

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1999      1998      1997
                                                           ------    ------    ------
                                                           (IN THOUSANDS, EXCEPT NET
                                                               INCOME PER SHARE)
Net income...............................................  $9,792    $6,076    $1,302
                                                           ------    ------    ------
Weighted average shares outstanding......................   6,174     6,112     6,000
Net effect of dilutive stock options/warrants............     340       313       294
                                                           ------    ------    ------
Fully diluted weighted average shares outstanding........   6,514     6,425     6,294
                                                           ======    ======    ======
Net income per share.....................................  $ 1.59    $ 0.99    $ 0.22
                                                           ======    ======    ======
Net income per share assuming full dilution..............  $ 1.50    $ 0.95    $ 0.21
                                                           ======    ======    ======

     As of December 31, 1999, 1998 and 1997, 310,384, 473,344, and 645,370 of
combined options and warrants, respectively, were not included in the calculation of full dilution, as they were antidilutive.

NOTE 18 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and Cash Equivalents: The carrying amount approximates fair value because of the short maturity of those investments.

     Warehouse borrowings, residual and excess service lines: The fair value of the Company's debt is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities and characteristics.

     Contracts held for sale: The fair value of Contracts held for sale is based on the estimated proceeds expected on securitization of the Contracts held for sale.

     Credit enhancement assets: The carrying amount is accounted for at an estimated fair value which is calculated by discounting the excess spread using a current market discount rate.

     Hedging. The fair value of the Company's outstanding forward agreements are estimated based on current rates offered to the Company for forward agreements with similar terms and conditions.

                  ONYX ACCEPTANCE CORPORATION AND SUBSIDIARIES

     The estimated fair values of the Company's financial instruments are as follows at December 31:

                                                             1999                   1998
                                                      -------------------    -------------------
                                                      CARRYING     FAIR      CARRYING     FAIR
                                                       AMOUNT      VALUE      AMOUNT      VALUE
                                                      --------    -------    --------    -------
                                                                    (IN MILLIONS)
Cash and cash equivalents...........................  $   5.2     $   5.2    $   1.9     $   1.9
Contracts held for sale.............................  $ 230.0     $ 243.9    $ 152.8     $ 163.5
Credit enhancement assets...........................  $ 142.9     $ 142.9    $ 112.9     $ 112.9
Warehouse borrowings................................  $(232.3)    $(232.3)   $(150.0)    $(150.0)
Excess service and residual lines...................  $ (55.9)    $ (55.9)   $ (49.6)    $ (49.6)
Hedging Forward agreements..........................  $  (0.3)    $  (0.3)   $  (1.2)    $  (0.9)

NOTE 19 -- RELATED PARTIES

     The Company has a note receivable from a certain shareholder in the amount of $175,000. The note bears interest at 6.66% per annum. Principal and accrued interest are due on December 20, 2000.

NOTE 20 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                 --------------------------------------------------
                                                 MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                 --------    -------    ------------    -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
1999
  Interest income..............................   $5,766     $6,723        $7,153         $4,791
  Interest expense.............................    4,235      4,331         5,488          4,234
  Net interest income..........................    1,531      2,392         1,665            557
  Provision for credit losses..................      500        249           204            294
  Income before income taxes...................    3,714      4,100         4,428          4,496
  Income taxes.................................    1,541      1,700         1,838          1,865
  Net income...................................    2,173      2,399         2,590          2,630
  Net income per common share (Basic)..........   $ 0.35     $ 0.39        $ 0.42         $ 0.43
  Net income per common share (Diluted)........   $ 0.34     $ 0.37        $ 0.39         $ 0.41
1998
  Interest income..............................   $4,481     $5,222        $7,001         $5,245
  Interest expense.............................    2,821      3,617         4,214          3,985
  Net interest income..........................    1,660      1,605         2,787          1,260
  Provision for credit losses..................      307        325           598            350
  Income before income taxes...................    1,269      1,872         2,996          4,249
  Income taxes.................................      527        777         1,243          1,763
  Net income...................................      742      1,095         1,753          2,486
  Net income per common share (Basic)..........   $ 0.12     $ 0.18        $ 0.28         $ 0.40
  Net income per common share (Diluted)........   $ 0.12     $ 0.17        $ 0.27         $ 0.39

NOTE 21 -- SUBSEQUENT EVENTS (UNAUDITED)

     In the first quarter of 2000, the Company securitized contracts totaling $430.0 million.

     During the first quarter of 2000, the Company securitized the cash flows from 15 of its outstanding securitizations and sold $49.0 million of notes. The transaction was rated BBB by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.

[MAP OF THE UNITED STATES SHOWING THE LOCATION OF ONYX'S AUTO FINANCE CENTERS.]

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WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF NOTES MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE NOTES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

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                                  $12,000,000

                                  [ONYX LOGO]

                          ONYX ACCEPTANCE CORPORATION


                  12-1/2% SUBORDINATED NOTES DUE JUNE 15, 2006


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                              P R O S P E C T U S

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[MILLER & SCHROEDER FINANCIAL, INC.]
                                           PEACOCK, HISLOP, STALEY & GIVEN, INC.


                                 April 12, 2000


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